As filed with the Securities and Exchange Commission on January 10, 2002
                                                      Registration No. 333-74084

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                            AMENDMENT NUMBER ONE TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------
 SOUTHERN COMMUNITY FINANCIAL              SOUTHERN COMMUNITY CAPITAL TRUST I
         CORPORATION                        (Exact Name of Co-Registrant as
(Exact Name of Registrant as                     Specified in its Charter)
    Specified in its Charter)

                                                        DELAWARE
             NORTH CAROLINA                  (State or Other Jurisdiction of
    (State or Other Jurisdiction of          Incorporation or Organization)
     Incorporation or Organization)
                                                       56-6591884
               56-2270620                  (I.R.S. Employer Identification No.)
  (I.R.S. Employer Identification No.)
                                                 4701 COUNTRY CLUB ROAD
         4701 COUNTRY CLUB ROAD            WINSTON-SALEM, NORTH CAROLINA 27104
  WINSTON-SALEM, NORTH CAROLINA 27104                (336) 768-8500
             (336) 768-8500                 (Address, Including Zip Code, and
   (Address, Including Zip Code, and     Telephone Number, Including Area Code,
 Telephone Number, Including Area Code,    of Registrant's Principal Executive
  of Registrant's Principal Executive                    Office)
                Office)
                               ------------------
                                 F. SCOTT BAUER
                                    PRESIDENT
                    SOUTHERN COMMUNITY FINANCIAL CORPORATION
                             4701 COUNTRY CLUB ROAD
                       WINSTON-SALEM, NORTH CAROLINA 27104
                                 (336) 768-8500
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)
                               ------------------
                                   COPIES TO:

         RONALD R. RAXTER, ESQ.                 ANTHONY GAETA, JR., ESQ.
      MAUPIN TAYLOR & ELLIS, P.A.                 TODD H. EVESON, ESQ.
     HIGHWOODS TOWER ONE, SUITE 500              GAETA & GLESENER, P.A.
          3200 BEECHLEAF COURT                    808 SALEM WOODS DRIVE
           P.O. DRAWER 19764                            SUITE 201
   RALEIGH, NORTH CAROLINA 27604-1064         RALEIGH, NORTH CAROLINA 27615
             (919) 981-4304                          (919) 845-2558
                                 ------------------

      Approximate date of commencement of the proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

      If the registrant elects to deliver its latest annual report to security holders, or a complete and eligible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

      THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS -- SUBJECT TO COMPLETION DATED                , 2002

                       SOUTHERN COMMUNITY CAPITAL TRUST I
                                  $15,000,000
                  % CUMULATIVE CONVERTIBLE TRUST PREFERRED SECURITIES (LIQUIDATION AMOUNT $10.00 PER CONVERTIBLE PREFERRED SECURITY)
    FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED IN THIS
                                 PROSPECTUS, BY

                [SOUTHERN COMMUNITY FINANCIAL CORPORATION LOGO]
                            ------------------------
SOUTHERN COMMUNITY CAPITAL TRUST I:

- will sell convertible preferred securities to the public;

- will sell common securities to us;

- will use the proceeds from the convertible preferred securities and the common securities to buy convertible subordinated debentures issued by us that are
  due            , 2032; and

- will distribute the payments it receives on our convertible subordinated debentures to holders of the convertible preferred securities and common securities.

- The convertible preferred securities are expected to be approved for inclusion on the Nasdaq National Market under the symbol "SCMFP."

QUARTERLY DISTRIBUTIONS:

- Southern Community Capital Trust I will pay you quarterly cumulative cash distributions on the convertible preferred securities at an annual rate equal
  to     % beginning on            , 2002.

- We can defer interest payments one or more times on the convertible subordinated debentures for up to 20 consecutive quarterly periods. If we defer interest payments, Southern Community Capital Trust I also will defer distribution payments to the holders of the convertible preferred securities.

REDEMPTION:

- Southern Community Capital Trust I may redeem all or some of the convertible
  preferred securities at any time before            , 2007 under certain
  circumstances as described on page   .

- Southern Community Capital Trust I may redeem all or some of the convertible
  preferred securities at any time, and for any reason, on or after            ,
  2007.

- Southern Community Capital Trust I may redeem all but not some of the convertible preferred securities within 90 days of the occurrence of certain
  events as described on page   .

CONVERSION:

- You can convert the convertible preferred securities at any time into common
  stock at a price of              or              shares of common stock for
  each convertible preferred security.

- Our common stock trades on the Nasdaq National Market under the symbol "SCMF."
  The closing price as reported on the Nasdaq National Market on          , 2002
  was $    .
                            ------------------------

    INVESTING IN THE SECURITIES INVOLVES RISKS. WE URGE YOU TO CAREFULLY READ
THE "RISK FACTORS" BEGINNING ON PAGE   BEFORE MAKING YOUR INVESTMENT DECISION.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                               PER CONVERTIBLE
                                                              PREFERRED SECURITY       TOTAL
                                                              ------------------    -----------
Public Offering Price.......................................        $10.00          $15,000,000
Proceeds to the Trust.......................................
Underwriting commission to be paid by us(1).................
Net proceeds, before expenses, to Southern Community
  Financial Corporation.....................................        $               $
                                                                    ------          -----------

---------------
(1) This is a firm commitment underwriting. We will pay underwriting commissions for the sale of the convertible preferred securities to the public and the trust will use all of the proceeds from the sale of the preferred securities and common securities to invest in our convertible subordinated debentures. The underwriter has been granted a 30-day option to purchase up to an additional $2,250,000 in convertible preferred securities to cover over-allotments, if any.

                            [Ryan, Beck & Co. Logo]

               The date of this prospectus is             , 2002.

   OFFICE LOCATIONS OF SOUTHERN COMMUNITY BANK AND TRUST AND ITS SUBSIDIARIES

                                     [MAP]

BANKING LOCATIONS

MAIN OFFICE BRANCH
4701 Country Club Road
Winston-Salem, NC 27104

STRATFORD ROAD BRANCH
536 South Stratford Road
Winston-Salem, NC 27104

SOUTHPARK BRANCH
3151 Peters Creek Parkway
Winston-Salem, NC 27127

UNIVERSITY BRANCH
225 Hanes Mill Road
Winston-Salem, NC 27105

KERNERSVILLE BRANCH
104 Harmon Lane
Kernersville, NC 27284

CLEMMONS BRANCH
2755 Lewisville Clemmons Road
Clemmons, NC 27012

YADKINVILLE BRANCH
532 East Main Street
Yadkinville, NC 27055
SUBSIDIARY LOCATIONS

SOUTHEASTERN ACCEPTANCE CORPORATION
1209 Silas Creek Parkway
Suite 45A
Winston-Salem, NC 27127
and
1201 West Lebanon Street
Mt. Airy, NC 27030

SOUTHERN CREDIT SERVICES, INC.
1600 Hanes Mall Blvd.
Winston-Salem, NC 27103

SOUTHERN INVESTMENT SERVICES, INC.
4701 Country Club Road
Winston-Salem, NC 27104

VCS MANAGEMENT, LLC, MANAGING GENERAL PARTNER OF VENTURE CAPITAL SOLUTIONS (VCS) 1600 Hanes Mall Blvd.
Winston-Salem, NC 27103

                               PROSPECTUS SUMMARY

      This summary highlights information contained in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriter will not exercise its option to purchase additional convertible preferred securities to cover over-allotments.

                    SOUTHERN COMMUNITY FINANCIAL CORPORATION

WHO WE ARE

      Southern Community Financial Corporation is the holding company for Southern Community Bank and Trust. The bank commenced operations on November 18, 1996 and effective October 1, 2001 became a wholly-owned subsidiary of the newly formed holding company. We are based in Winston-Salem, North Carolina which is located in the north central region of the state, an area also known as the Piedmont Triad. The Piedmont Triad area includes the cities of Winston-Salem, Greensboro and High Point.

      We have been, and intend to remain, a community-focused financial institution offering a full range of financial services to individuals, businesses and nonprofit organizations in the communities we serve. Our banking services include checking and savings accounts; commercial, installment, mortgage, and personal loans; safe deposit boxes; and other associated services to satisfy the needs of our customers. In addition, to more fully serve the specialized needs of certain commercial and retail customers, the bank has established four subsidiaries as described below.

      In our five years of existence we have accomplished the following:


      - Assembled an management team with knowledge of our local markets and over 100 years of banking experience;


      - Registered 14 consecutive quarters of profitability after becoming profitable in our seventh quarter of operation;

      - Established seven branch offices including four in Winston-Salem and one each in Clemmons, Kernersville and Yadkinville which have generated $359.1 million of deposits as of September 30, 2001;

      - Focused on growing internally reaching total assets of $439.5 million as of September 30, 2001 without any acquisitions;


      - Created four subsidiaries of the bank, each managed by professionals with substantial previous experience in their discipline:


                  Southern Credit Services, Inc. which is engaged in the business of accounts receivable financing;

                  Southern Investment Services, Inc., which provides investment brokerage services;

                  Southeastern Acceptance Corporation, a consumer finance agency with offices in Winston-Salem and Mt. Airy, North Carolina; and

                  VCS Management, LLC, the managing general partner of Venture Capital Solutions, L.P., a small business investment company in which the bank is an investor, with offices in Winston-Salem, North Carolina and Atlanta, Georgia.

      - Received regulatory approval during August, 2001 for trust powers and expect to soon begin offering trust services including investment management, administration and advisory services primarily for individuals, partnerships and corporations;


      - Increased our equity to $42.2 million as a result of our initial public offering which raised $12 million, two secondary stock offerings in February 1998 and January 2001, raising $18.7 million and $4.9 million respectively, and the retention of earnings;



      - Listed our common stock on the Nasdaq National Market System on January 2, 2002; and


      - Implemented a strong credit culture. As of September 30, 2001, our non-performing assets totaled $1.2 million or 0.37% of total loans and our allowance for loan losses was $5.0 million or 1.50% of total loans and 527% of non-performing loans.


      The website for the bank is www.smallenoughtocare.com. The bank is a member of the Federal Reserve System and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The address of our principal executive office is 4701 Country Club Road, Winston-Salem, North Carolina 27104 and our telephone number is (336) 768-8500. Our common stock is currently traded on the Nasdaq National Market System under the symbol "SCMF".


OUR MARKET AREA

      We consider our primary market area to be the Piedmont Triad area including Winston-Salem and the cities of Clemmons, Kernersville (all in Forsyth County) and Yadkinville (Yadkin County), North Carolina, and to a lesser extent, adjoining counties. We opened the Clemmons and Kernersville branches during 2000. We plan to open an additional branch in east Winston-Salem during 2002. We expect our presence in the Piedmont Triad market area to increase in the future, however presently, Forsyth and Yadkin Counties represent our primary market area. The bank serves our market area through seven full service branch locations, including four branches located in Winston-Salem. The bank's customers may access various banking services through eight ATMs owned by the bank and ATMs owned by others, through debit cards, and through the bank's automated telephone and internet electronic banking products.

      Forsyth and Yadkin Counties are part of the largest Metropolitan Statistical Area located entirely in North Carolina. The MSA is also one of the top 50 in the country in both total population and number of households. Forsyth County has an estimated 2000 population of 306,067 and Yadkin County was estimated at 36,348. The largest city in Forsyth County is Winston-Salem, which is the fourth largest city in North Carolina with an estimated population of over 173,000. Forsyth County is the economic hub of northwest North Carolina. The median family income in 1999 was over $45,000, over 14% higher than the national figure and over 17% higher than the state figure. Forsyth County has a balanced and diversified economy. Approximately 99.4% of the work force is employed in nonagricultural wage and salary positions. The major employment sectors in 1999 were trade (22.5%), services (29.4%), manufacturing (21.1%), finance, communications and utilities (13.2%), government (9.1%) and construction (4.2%).

BUSINESS STRATEGY

      We established our bank with the objective of becoming a vital, long-term player in our markets with a reputation for quality customer service provided by a financially sound organization. Our business strategy is to operate as an institution that is:

      -     Well-capitalized;

      -     Strong in asset quality;

      -     Profitable;

      -     Independent;

      -     Customer-oriented; and

      -     Connected to our community.

   A commitment to customer service is at the foundation of our approach. Our commitment is to put our customers first and we believe it differentiates us from our competitors. Making good quality, profitable loans, which result in a long-standing relationship with our borrowers will continue to be a cornerstone of our strategy. We intend to leverage the core relationships we build by providing a variety of services to our customers. With that focus, we target:

      - Small and medium sized business, and the owners and managers of these entities;

      -     Professional and middle managers of locally based companies;

      -     Residential real estate developers; and

      -     Individual consumers.

      We intend to grow our franchise through new and existing relationships developed by our management team, by taking advantage of the opportunity to acquire new relationships resulting from recent significant consolidation among banks in our markets, including Wachovia and First Union, and by expanding to contiguous areas through de novo entry and potentially through acquisitions which make strategic and economic sense.

      We also intend to continue to diversify our revenue in order to generate non-interest income. These efforts have included the formation of our investment brokerage subsidiary, our mortgage loan department, and our small business investment company manager (which generates management fees in addition to interest income on its investments) and the creation of our trust department. For the nine months ended September 30, 2001 our non-interest income represented 21% of our total revenue. We believe that the profitability of these added businesses and services, not just revenue generated, is critical to our success.

      Key aspects of our strategy and mission include:

      - To provide community-oriented banking services by delivering a broad range of financial services to our customers through responsive service and communication;

      - To form a partnership with our customers whereby our decision making and product offerings are geared toward their best long-term interests;

      - To be recognized in our community as long-term players with employees, stockholders and board members committed to that effort; and

      - To be progressive in our adoption of new technology so that we can provide our customers access to products and services that meet their needs for convenience and efficiency.

      Our belief is that this way of doing business will build a profitable corporation and shareholder value. We want to consistently reward our shareholders for their investment and trust in us.

                       SOUTHERN COMMUNITY CAPITAL TRUST I

      The trust is a financing subsidiary of Southern Community Financial Corporation and is a Delaware statutory business trust that we formed on November 20, 2001. A statutory business trust is a separate legal entity that can be formed for the purpose of holding property. For tax purposes, the trust is intended to be a grantor trust. A grantor trust is a trust that does not pay federal income tax if it is formed solely to facilitate direct investment in the assets of the trust and the trustee cannot change the investment. The trust exists exclusively for the following purposes:

      -     issuing the convertible preferred securities to the public for cash;

      -     issuing the common securities to us;

      - investing the proceeds from the sale of its convertible preferred and common securities in an equivalent amount of convertible debentures to be issued by us; and

      - engaging in only those other activities that are necessary or incidental to those listed above, such as receiving payments on the convertible debentures and making distributions to security holders, furnishing notices and other administrative tasks.

      Upon issuance of the convertible preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding convertible preferred securities of the trust.


      The convertible subordinated debentures will be Southern Community Capital Trust I's only assets, and the interest we pay on the convertible subordinated debentures will be the trust's only source of revenue. In exchange for our capital contribution to the trust, we will own all of the common securities of Southern Community Capital Trust I.


      Southern Community Capital Trust will be governed by a trust agreement among us, as depositor, Wilmington Trust Company, as Delaware trustee, Wilmington Trust Company, as property trustee, and three of our officers who we select to act as administrators. It will have a term of 31 years, but it may terminate earlier as provided in the trust agreement.

      The address of the Delaware trustee is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attn:
Corporate Trust Administration, and its telephone number at that address is
(302) 636-6396. Wilmington Trust Company also will serve as the debenture trustee under the indenture and the guarantee trustee under the guarantee. Wilmington Trust Company may serve from time to time as trustee under other indentures or trust agreements with us or our subsidiaries relating to other issues of our securities. In addition, we and certain of our affiliates may from time to time have other banking relationships with Wilmington Trust Company and its affiliates.

      The address and telephone number of the principal executive office of the trust is the same as Southern Community Financial Corporation, which is 4701 Country Club Road, Winston-Salem, North Carolina 27104 - (336) 768-8500.

                                  THE OFFERING

The issuer ..............................   Southern Community Capital Trust I.

Securities being offered ................   1,500,000 convertible preferred securities with a liquidation value of
                                            $10.00 per security.  The securities represent preferred undivided beneficial interests in the assets of the trust.  The assets of the trust will consist solely of the convertible debentures and payments received on the convertible debentures.

                                            The trust will sell the convertible preferred securities to the public for cash.  The trust will use that cash to buy the convertible debentures from us.

Offering price ..........................   $10.00 per convertible preferred security.

When distributions will be paid to you ..   If you purchase the convertible preferred securities, you are entitled to receive cumulative cash distributions at a _______% annual rate.
                                            Distributions will accumulate from the date the trust issues the convertible preferred securities and will be paid quarterly on March 31,
                                            June 30, September 30 and December 31 of each year, beginning
                                            _______________, 2002.  To be entitled to receive distributions, the preferred securities must be registered in your name on the 15th day of the month in which the relevant distribution date occurs even if that
                                            day is not a business day.   We may defer the payment of cash
                                            distributions, as described below.


When the securities must be redeemed ....   The convertible debentures will mature and the convertible preferred securities must be redeemed on _________, 2032.

Redemption before _____, 2032 is possible   The trust must redeem the convertible preferred securities when the convertible debentures are paid at maturity, or upon any earlier redemption of the convertible debentures to the extent the convertible debentures are redeemed.  We may redeem all of the convertible debentures at any time on or after ____, 2007 without the payment of any premium amounts.

                                            We may redeem all of the convertible debentures prior to ____, 2007 without the payment of any premium amounts when the fair market value of our common stock is at least 125% of the conversion price of the convertible preferred securities for a period of 20 consecutive trading days ending within five business days of the date of notice of redemption.

                                            In addition, we may redeem all of the convertible debentures, at any time, without premium, if:

                                                 -        there is a change in existing laws or regulations, or a new official administrative interpretation or application of
                                                          these laws and regulations, that causes the interest we
                                                          pay on the convertible debentures to no longer be
                                                          deductible by us for federal income tax purposes; or the
                                                          trust becomes subject to federal income tax; or the trust
                                                          becomes or will become subject to certain other taxes or
                                                          governmental charges;

                                                 -        there is a change in existing laws or regulations that requires the trust to register as an investment company; or

                                                 -        there is a change in the capital adequacy guidelines of the
                                                          Federal Reserve that results in the convertible preferred


                                                          securities not being counted as Tier 1 capital.

                                            Redemption of the convertible debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required. If your convertible preferred securities are redeemed by the trust, you will receive the liquidation amount of $10.00 per convertible preferred security, plus any accrued and unpaid distributions to the date of redemption.  See "Description of the
                                            Convertible Preferred Securities" on page ___.

We have the option to extend the interest   The trust will rely solely on payments made by us under the convertible
payment period ..........................   debentures to pay distributions on the convertible preferred securities.  As long as we are not in default under the indenture relating to the convertible debentures, we may, at one or more times, defer interest payments on the convertible debentures for up to 20 consecutive quarters, but not beyond ____, 2032.  If we defer interest payments on the convertible debentures:

                                                 -        the trust will also defer distributions on the convertible preferred securities;

                                                 -        the distributions you are entitled to will accumulate; and

                                                 -        the accumulated distributions will earn interest at an annual rate of ____%, compounded quarterly, until paid.

                                            At the end of any deferral period, we will pay to the trust all accrued and unpaid interest under the convertible debentures.  The trust will then pay all accumulated and unpaid distributions to you.  See
                                            "Description of the Convertible Preferred Securities" on page ___.

You will still be taxed if distributions    If a deferral of payment occurs, you will still be required to recognize
are deferred ............................   the deferred amounts as income for federal income tax purposes in advance of receiving these amounts, even if you are a cash basis taxpayer.  In addition, if you dispose of your preferred securities before we pay the deferred distributions, you will still have to pay the taxes on your share of the deferred distributions even though those deferred distributions will be paid to the new holder of you preferred securities and you will never receive them.  See "Description of the
                                            Convertible Preferred Securities" on page ___.

Our guarantee of payment ................   Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the convertible preferred securities.  Under the guarantee agreement, we guarantee the trust will use its assets to pay the distributions on the convertible preferred securities and the liquidation amount upon liquidation of the trust.  However, the guarantee does not apply when the trust does not have sufficient funds to make the payments.  If we do not make payments on the convertible debentures, the trust will not have sufficient funds to make payments on the convertible preferred securities.  In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the convertible debentures.  See "Description of the Guarantee" on page ____.

We may distribute the convertible           We may, at any time, dissolve the trust and distribute the convertible
debentures directly to you ..............   debentures to you, subject to the prior approval of the Federal Reserve, if required.  If we distribute the convertible debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.  See "Description of the
                                            Convertible Preferred Securities" on page ____.  See "Description of the
                                            Convertible Subordinated Debentures" on page ____.

The securities will be subordinate in       Our obligations under the convertible preferred securities, convertible
right of payment to existing and future     debentures and guarantee are unsecured and will rank as follows with
senior indebtedness .....................   regard to right of payment:

                                                 -        the convertible preferred securities will rank equally with the common securities of the trust.  The trust will pay
                                                          distributions on the convertible preferred securities and
                                                          the common securities pro rata.  However, if we default
                                                          with respect to the convertible debentures, then no
                                                          distributions on the common securities of the trust or our common stock will be paid until all accumulated and unpaid distributions on the convertible preferred securities have been paid;

                                                 -        our obligations under the convertible debentures and the
                                                          guarantee are unsecured and generally will rank junior in
                                                          priority to our existing and future senior and
                                                          subordinated indebtedness;

                                                 -        because we are a holding company, the convertible debentures and the guarantee will effectively be subordinated to all
                                                          depositors' claims, as well as existing and future
                                                          liabilities of our subsidiaries.

                                            See "Description of the Convertible Subordinated Debentures" on page
                                            ____.  See "Description of the Guarantee" on page ____.

Limited voting rights ...................   Except in limited circumstances, holders of the convertible preferred securities will have no voting rights.  See "Description of the
                                            Convertible Preferred Securities" on page ____.

Proposed Nasdaq National Market symbol      "______"

You will not receive certificates .......   The convertible preferred securities will be represented by a global security that will be deposited with and registered in the name of The
                                            Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for the convertible preferred securities, and your ownership interests will be recorded through the book-entry system.  See "Book Entry Issuance" on page ____.

How the proceeds of this offering will be   The trust will invest all of the proceeds from the sale of the
used ....................................   convertible preferred securities in the convertible debentures.  We estimate that the net proceeds to us from the sale of the convertible debentures to the trust, after deducting offering expenses and underwriting commissions, will be approximately $________ million.  The purpose of the offering is to increase our regulatory capital and support the growth and operations of our subsidiary bank.  See "Risk
                                            Factors" on page ___ and "Use of Proceeds" on page ___.

Conversion into common stock ............   Each convertible preferred security is convertible at any time at the option of the holder into shares of our common stock, at the initial conversion ratio of _________ shares of common stock for each convertible preferred security (equivalent to an initial conversion price of $___ per share of common stock), subject to adjustment under certain circumstances. The last reported sales price of our common stock on the Nasdaq National Market on _________, 2002, was $______.  If you
                                            want to convert a convertible preferred security, the conversion agent will exchange your convertible preferred security for the appropriate principal amount of convertible debentures held by the trust and immediately convert the convertible debentures into shares of our common stock.  You will receive cash in lieu of fractional shares.  However, you will not receive cash or additional shares of our common stock to compensate you for any accrued but unpaid distributions on the convertible preferred security through the time of conversion.  These accrued amounts will be forfeited.  See "Description of the Convertible
                                            Preferred Securities" on page ____.

Risk factors ............................   Before purchasing the convertible preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page
                                            ________.

                       SOUTHERN COMMUNITY FINANCIAL CORP.
                      SUMMARY CONSOLIDATED FINANCIAL DATA

         Effective October 1, 2001, the bank became a wholly owned subsidiary of Southern Community Financial Corporation. Southern Community Financial Corporation has no assets other than those of the bank. Therefore, the financial statements of the bank prior to October 1, 2001 are the historical financial statements of Southern Community Financial Corporation. The following table presents a summary of selected financial information which should be read in conjunction with the bank's financial statements and notes thereto included elsewhere in the prospectus.


                                         At or for the                                   At or for the
                                       Nine Months Ended                                  Years Ended
                                         September 30,                                    December 31,
                                   --------------------------      -----------------------------------------------------------
                                     2001            2000            2000            1999             1998            1997
                                   ----------      ----------      ----------      ----------      ----------      -----------
                                                        (Dollars in thousands, except per share data)

OPERATING DATA:
  Interest income                  $   23,967      $   18,849      $   26,831      $   16,562      $   10,103      $     3,309
  Interest expense                     14,159          10,249          14,944           8,481           4,907            1,477
                                   ----------      ----------      ----------      ----------      ----------      -----------
  Net interest income                   9,808           8,600          11,887           8,081           5,196            1,832
  Provision for loan losses             1,500           1,130           1,480           1,135           1,200              650
  Non-interest income                   2,617           1,550           2,198             775             339               74
  Non-interest expense                  8,304           6,181           8,723           5,892           3,810            1,868
  Provision for income taxes              919           1,072           1,466             293              --               --
                                   ----------      ----------      ----------      ----------      ----------      -----------
  Net income (loss)                $    1,702      $    1,767      $    2,416      $    1,536      $      525      $      (612)
                                   ==========      ==========      ==========      ==========      ==========      ===========

PER SHARE DATA: (8)
  Net income (loss)
    Basic                          $      .21      $      .23      $      .31      $      .20      $      .08      $      (.17)
    Diluted                               .20             .22             .30             .19             .07             (.17)
  Cash dividends                          .00             .00             .00             .00             .00              .00
  Book value                             5.05            4.82            4.63            4.13            3.94             2.97
  Weighted average shares
    Basic                           8,273,358       7,703,310       7,711,955       7,655,147       6,854,172        3,532,780
    Diluted                         8,538,854       8,040,494       8,047,853       8,133,612       7,020,162        3,532,780

BALANCE SHEET DATA:
  Total assets                     $  439,512      $  350,149      $  384,027      $  254,172      $  174,474      $    68,597
  Loans receivable                    331,707         265,815         282,161         200,312         127,095           47,937
  Allowance for loan losses             4,979           3,976           4,283           3,013           1,905              725
  Deposits                            359,084         308,130         338,753         218,953         143,850           57,788
  Short-term borrowings                11,000           6,000           6,000           2,500              --               --
  Long-term debt                       25,000              --              --              --              --               --
  Stockholders' equity                 42,237          33,736          36,950          31,766          29,926           10,480

SELECTED PERFORMANCE RATIOS:
  Return on average assets (1)            .55%            .80%            .77%            .71%            .41%           (1.45)%
  Return on average equity (1)           5.61%           7.18%           7.27%           5.00%           2.03%           (5.70)%
  Net interest spread (1)(3)             2.73%           3.29%           3.22%           3.02%           2.93%            2.92%
  Net interest margin (1)(2)             3.34%           4.10%           4.01%           3.90%           4.20%            4.52%
  Non-interest income as a
    percentage of total
    revenue (7)                         21.06%          15.27%          15.61%           8.75%           6.12%            3.88%
  Non-interest income as a
    percentage of average
    assets (1)                            .84%            .70%            .70%            .36%            .26%             .18%
  Non-interest expense to
    average assets (1)                   2.67%           2.80%           2.79%           2.71%           2.97%            4.45%
  Efficiency ratio (4)                  66.83%          60.90%          61.93%          66.53%          68.83%           98.01%

                                             At or for the                                     At or for the
                                            Nine Months Ended                                   Years Ended
                                              September 30,                                     December 31,
                                          ----------------------            ---------------------------------------------------
                                          2001             2000             2000           1999             1998           1997
                                          ----            ------            -----         -----            ------         -----
                                                              (Dollars in thousands, except per share data)

ASSET QUALITY RATIOS:
  Nonperforming loans to
    period-end loans                       .28%              .00%             .10%          .00%              .01%          .00%
  Allowance for loan losses to
   period-end loans                       1.50%             1.54%            1.52%         1.50%             1.50%         1.51%
  Allowance for loan losses to
   nonperforming loans                     527%           58,514%           1,552%           NM            12,700%           NM
  Nonperforming assets to
    total assets (5)                       .28%              .00%             .07%          .00%              .01%          .00%
  Net loan charge-offs
    to average loans outstanding           .35%              .10%             .09%          .02%              .02%          .00%

CAPITAL RATIOS: (6)
  Total risk-based capital               12.32%            12.86%           13.03%        16.40%            23.22%        22.23%
  Total 1 risk-based capital             11.07%            11.61%           11.78%        15.15%            21.97%        20.98%
  Leverage ratio                          9.30%            10.18%           11.16%        14.26%            21.57%        18.48%
  Equity to assets ratio                  9.61%             9.63%            9.62%        12.50%            17.15%        15.28%

OTHER DATA:
  Number of banking offices                  7                 6                7             5                 4             1
  Number of full time
    equivalent employees                   114                90              104            70                46            24

(1)      Nine month data presented on annualized basis.
(2) Net interest margin is net interest income divided by average interest earning assets.
(3) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(4) Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(5) Nonperforming assets consists of nonaccrual loans, restructured loans, and real estate owned, where applicable.
(6)      Capital ratios are for the bank.
(7)      Total revenue consists of net interest income and non-interest income.
(8) All per share data has been restated to reflect the dilutive effect of a stock split effected in the form of a 25% stock dividend in 1997, a stock split effected in the form of a 10% stock dividend in 1998, a two-for-one stock split in 1999, a stock split effected in the form of a 10% stock dividend in 2000, and a 5% stock dividend declared August 23, 2001 that was distributed October 15, 2001.

                                  RISK FACTORS

      An investment in the convertible preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in Southern Community Financial Corporation and the trust before you purchase any of the convertible preferred securities offered by this prospectus.

      Because the trust will rely on the payments it receives on the convertible debentures it owns to fund all payments on the convertible preferred securities, and because the trust may distribute the convertible debentures it owns in exchange for the preferred securities that it issues, you are making an investment decision that relates to the convertible debentures being issued by us as well as the convertible preferred securities. You should carefully review the information in this prospectus about the convertible preferred securities, the convertible debentures and the guarantee.

      Because the convertible preferred securities are convertible into our common stock as described in this prospectus, prospective purchasers of convertible preferred securities are also making an investment decision with regard to our common stock. For this reason, you should also carefully review the information in this prospectus and in the documents incorporated by reference about our business and our common stock.

   RISKS RELATED TO AN INVESTMENT IN SOUTHERN COMMUNITY FINANCIAL CORPORATION

      In addition to the risks described below, Southern Community Financial Corporation may be affected by the events of September 11, 2001, in New York, Washington, D.C. and Pennsylvania, as well as actions taken by the United States in response. At this time, the long term effect of these events, or other similar or related events that may occur in the future, on the banking and financial services industries or the economic conditions in the United States generally or in Southern Community Financial Corporation's primary market area in particular is not known. Southern Community Financial Corporation's results of operations and financial condition could be adversely impacted if those events and other related events cause either a decline in the United States economy generally or in the economies of its primary market area in particular. There can be no assurance that positive trends, developments or projections discussed in this prospectus will continue or be realized or that negative trends or developments will not have significant negative effects on Southern Community Financial Corporation's results of operations or financial condition.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES, PARTICULARLY CONTINUED INTEREST RATE DECREASES RECENTLY DECLARED BY THE FEDERAL RESERVE.

      We may not be able to effectively manage changes in what we charge as interest on our earning assets and the expense we must pay on interest-bearing liabilities, which may significantly reduce our earnings. The Federal Reserve has cut interest rates ten times in the last year. Since rates charged on loans often tend to react to market conditions faster than do rates paid on deposit accounts, these recent rate cuts have had a negative impact on our earnings until we can make appropriate adjustments in our deposit rates. Our actual year to date earnings are significantly less than we were anticipating prior to the interest rate decreases. In addition, there are costs associated with our risk management techniques, and these costs could be material. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of our ability to continue to maintain a consistent positive spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities.

WE MAY HAVE HIGHER LOAN LOSSES THAN WE HAVE ALLOWED FOR.

      Our loan losses could exceed the allowance for loan losses set aside by us. Our average loan size continues to increase and reliance on historic allowances for loan losses may not be adequate. Approximately 60% of our loan portfolio is composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of our loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria we utilize, losses may be experienced as a result of various factors beyond our control, including, among other things, changes in market conditions affecting the value of our loan collateral and problems affecting the credit of the borrower.

OUR GROWTH STRATEGY MAY NOT BE SUCCESSFUL.

      As a strategy, we have sought to increase the size of our franchise by aggressively pursuing business development opportunities, and we have grown rapidly since our incorporation. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms, expanding our asset base to a targeted size and managing the costs and implementation risks associated with our growth strategy. There can be no assurance that our further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through successful expansion of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

IF WE LOSE KEY EMPLOYEES WITH SIGNIFICANT BUSINESS CONTACTS IN OUR MARKET AREA, OUR BUSINESS MAY SUFFER.

      Our success is dependent on the personal contacts of our officers and employees in our market area. If we lost key employees temporarily or permanently, it could hurt our business. We could be particularly hurt if our key employees went to work for competitors. Our future success depends on the continued contributions of our existing senior management personnel, particularly on the efforts of F. Scott Bauer, Richard M. Cobb and Jeff T. Clark, each of whom has significant local experience and contacts in our market area.

WE FACE STRONG COMPETITION IN OUR MARKET AREA WHICH MAY LIMIT OUR ASSET GROWTH AND PROFITABILITY.

      The banking business in our trade area, which is the Piedmont Triad area including Winston-Salem and surrounding areas in central North Carolina, is very competitive, and the level of competition facing us may increase further, which may limit our asset growth and profitability. We experience competition in both lending and attracting funds from other banks and nonbank financial institutions located within our market area. Nonbank competitors for deposits and deposit-type accounts include savings associations, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

OUR OPERATIONS ARE CONCENTRATED IN THE PIEDMONT TRIAD AREA INCLUDING WINSTON-SALEM AND SURROUNDING CITIES AND COUNTIES.

      A weakening of the real estate or employment market in the Piedmont Triad could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability. Our operations are conducted primarily in Forsyth County and surrounding cities and counties in the Piedmont Triad of North Carolina. Substantially all of our real estate loans are collateralized by properties located primarily in our market area, and substantially all of our loans are made to borrowers who live in and conduct business in the Piedmont Triad area of North Carolina.

NEW OR ACQUIRED BRANCH FACILITIES AND OTHER FACILITIES MAY NOT BE PROFITABLE.

      We may not be able to correctly identify profitable or growing markets for new branches and the costs to start up new branch facilities or to acquire existing branches, and the additional costs to operate these facilities, may increase our noninterest expense and decrease earnings in the short term. We have recently opened several new branch facilities and expect to further expand our branch network by opening additional new branch facilities. If branches of other banks become available for sale, we may acquire those branches. It may be difficult to adequately and profitably manage our growth through the establishment of these branches or ATMs. In addition, we can provide no assurance that these branch sites will successfully attract a sufficient level of deposits to offset the expenses of operating these branch sites. Any new or acquired branches will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approvals.

OUR ARTICLES OF INCORPORATION INCLUDE ANTI-TAKEOVER PROVISIONS THAT MAY PREVENT SHAREHOLDERS FROM RECEIVING A PREMIUM FOR THEIR SHARES OR EFFECTING A TRANSACTION FAVORED BY A MAJORITY OF SHAREHOLDERS.


      Our Articles of Incorporation include certain anti-takeover provisions, such as an election to be subject to the Shareholder Protection Act and Control Share Acquisition Act under North Carolina law and a provision allowing our Board of Directors to consider the social and economic effects of a proposed merger, which may have the effect of preventing shareholders from receiving a premium for their shares of common stock and discouraging a change of control of Southern Community Financial Corporation by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. See "DESCRIPTION OF CAPITAL STOCK - Statutory and Other Restrictions on Acquisition of the Common Stock" on page __.


THE SECURITIES OF SOUTHERN COMMUNITY FINANCIAL CORPORATION ARE NOT FDIC INSURED.

      The securities of Southern Community Financial Corporation are not savings or deposit accounts or other obligation of any bank, and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency and are subject to investment risk, including the possible loss of principal.


     RISKS RELATED TO AN INVESTMENT IN THE CONVERTIBLE PREFERRED SECURITIES

IF WE DO NOT MAKE INTEREST PAYMENTS UNDER THE CONVERTIBLE DEBENTURES, THE TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS. THE GUARANTEE WOULD NOT APPLY BECAUSE THE GUARANTEE COVERS PAYMENTS ONLY IF THE TRUST HAS FUNDS AVAILABLE.

      The trust will depend solely on our payments on the convertible debentures to pay amounts due to you on the convertible debentures. Without these payments, the trust will not have sufficient funds to pay distributions or the liquidation amount on the convertible preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions or to pay the liquidation amount. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the convertible debentures.

WE MUST RELY ON DIVIDENDS FROM OUR BANK SUBSIDIARY TO MAKE INTEREST PAYMENTS ON THE CONVERTIBLE DEBENTURES TO THE TRUST.

      Our ability to make payments on the convertible debentures when due will depend primarily on dividends from our bank subsidiary because we are a holding company and substantially all of our assets are held by our bank subsidiary. The ability of our bank subsidiary to pay dividends is subject to legal restrictions and the bank's profitability, financial condition, capital expenditures and other cash flow requirements. We may also borrow additional funds, issue debt instruments, issue and sell shares of preferred stock, or engage in other types of financing activities, in order to increase our capital. Covenants contained in the loan or financing agreement or other debt instruments could restrict or condition our payment of cash dividends based on various financial considerations or factors.

REGULATORY AUTHORITIES MAY LIMIT DIVIDENDS PAID TO US AND THEREBY OUR ABILITY TO MAKE INTEREST PAYMENTS ON THE CONVERTIBLE DEBENTURES TO THE TRUST.

      We cannot assure you that our bank subsidiary will be able to pay dividends in the future due to regulatory restrictions or that our regulators will not attempt to preclude us from making interest payments on the convertible subordinated debentures. North Carolina banking law requires that cash dividends be paid by a bank only out of retained earnings and prohibits the payment of cash dividends if the bank's surplus is less than 50% of its paid-in capital. We may also be precluded from making interest payments on the subordinated debentures by our regulators in order to address any perceived deficiencies in liquidity or regulatory capital levels at the holding company level. Such regulatory action would require us to obtain consent from our regulators prior to paying dividends on our common stock or interest on the subordinated debentures. In the event our regulators withheld their consent to our payment of interest on the subordinated debentures, we would exercise our right to defer interest payments on the subordinated debentures, and the trust would not have funds available to make distributions on the convertible preferred securities during such period.

OUR OBLIGATION TO MAKE INTEREST PAYMENTS TO THE TRUST ON THE CONVERTIBLE DEBENTURES IS SUBORDINATED TO EXISTING LIABILITIES OR ADDITIONAL DEBT WE MAY INCUR.

      Our obligations under the convertible debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing liabilities and any future senior and subordinated indebtedness. We had no senior or subordinated indebtedness at September 30, 2001; however, the issuance of the convertible debentures and the convertible preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities. Also, because we are a holding company, the creditors of our bank subsidiary, including depositors, also will have priority over you in any distribution of our subsidiaries' assets in liquidation, reorganization or otherwise. Accordingly, the convertible debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the convertible preferred securities and the convertible debentures.

WE HAVE THE OPTION TO DEFER INTEREST PAYMENTS ON THE CONVERTIBLE DEBENTURES FOR SUBSTANTIAL PERIODS.

      As long as we are not in default under the indenture relating to the convertible debentures, we may, at one or more times, defer interest payments on the convertible debentures for up to 20 consecutive quarters. If we defer interest payments on the convertible debentures, the trust will defer distributions on the convertible preferred securities during any deferral period.

IF WE DEFER INTEREST PAYMENTS, YOU WILL STILL BE REQUIRED TO RECOGNIZE THE DEFERRED INTEREST AMOUNTS AS INCOME.

      During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the convertible debentures, held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date if you hold the convertible preferred securities until the deferred interest is paid.

IF YOU SELL YOUR CONVERTIBLE PREFERRED SECURITIES DURING A DEFERRAL PERIOD, YOU WILL FORFEIT THE DEFERRED INTEREST AMOUNT AND ONLY HAVE A CAPITAL LOSS.

      You will not receive the cash related to any accrued and unpaid interest from the trust if you sell the convertible preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the convertible preferred securities. If you sell the convertible preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

DEFERRALS OF INTEREST PAYMENTS MAY INCREASE THE VOLATILITY OF THE MARKET PRICE OF THE CONVERTIBLE PREFERRED SECURITIES.

      If we defer interest payments, the market price of the convertible preferred securities would likely be adversely affected. The convertible preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the convertible debentures. If you sell the convertible preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the convertible preferred securities. Because of our right to defer interest payments, the market price of the convertible preferred securities may be more volatile than the market prices of other securities without the deferral feature.

THERE ARE NO FINANCIAL COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT.

      The indenture governing the convertible debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity. The instruments do not protect holders of the convertible debentures or the convertible preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limit our ability or the ability of any subsidiary to incur additional indebtedness. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the convertible debentures or the guarantee.

WE MAY REDEEM ALL OF THE CONVERTIBLE DEBENTURES EARLIER THAN _____, 2007 IN CERTAIN CIRCUMSTANCES AND REDUCE YOUR INTEREST PERIOD.

      As long as the fair market value of our common stock has been at least 125% of the conversion price of the convertible preferred securities for a period of 20 consecutive trading days ending within five business days of the date of notice of redemption, we have the option to redeem all of the outstanding convertible debentures prior to ___, 2007 without the payment of any premium. Upon early redemption, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the convertible preferred securities.

WE MAY REDEEM SOME OR ALL OF THE CONVERTIBLE DEBENTURES AT ANY TIME AFTER _____, 2007 AND REDUCE YOUR INTEREST PERIOD.

      We have the option to redeem any or all of the outstanding convertible debentures after ___, 2007 without the payment of any premium. Upon early redemption, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the convertible preferred securities.

WE MAY REDEEM ALL OF THE CONVERTIBLE DEBENTURES AT ANY TIME UPON THE OCCURRENCE OF CERTAIN EVENTS.

      We may redeem all of the convertible debentures before their stated maturity without payment of premium within 180 days after certain occurrences at any time during the life of the trust. These occurrences include adverse tax, investment company or bank regulatory developments. Upon early redemption, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the convertible preferred securities.

WE CAN DISTRIBUTE THE CONVERTIBLE DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU AND COULD ALSO ADVERSELY AFFECT THE MARKET PRICE OF THE CONVERTIBLE PREFERRED SECURITIES.

      The trustees may dissolve the trust at any time before maturity of the convertible debentures and distribute the convertible debentures to you under the terms of the trust agreement. Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the convertible debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the convertible debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of the convertible debentures upon the dissolution of the trust could be a taxable event to you. Also, the convertible debentures that you may receive if the trust is liquidated may trade at a discount to the price that you paid to purchase the convertible preferred securities.

THERE IS NO CURRENT PUBLIC MARKET FOR THE CONVERTIBLE PREFERRED SECURITIES AND THEIR MARKET PRICES MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

      There is currently no public market for the convertible preferred securities. There is no guarantee that the convertible preferred securities will be accepted for listing on the Nasdaq National Market, that an active or liquid trading market will develop for the convertible preferred securities, or that the quotation of the convertible preferred securities will continue on the Nasdaq National Market. If an active trading market does not develop, the market price and liquidity of the convertible preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the convertible preferred securities will equal or exceed the price you pay for the convertible preferred securities. The market price for the convertible preferred securities, and the convertible debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the convertible debentures.

YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE.

      You may not be able to directly enforce your rights against us under the indenture if an event of default occurs. If an event of default occurs under the indenture, you must rely on the enforcement by the property trustee of its rights as holder of the convertible debentures against us. The holders of a majority in liquidation amount of the convertible preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and there is no request by the record holders of the debentures to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs that is attributable to our failure to pay interest or principal on the convertible debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the convertible debentures, unless the property trustee fails to do so.

AS A HOLDER OF CONVERTIBLE PREFERRED SECURITIES YOU HAVE LIMITED VOTING RIGHTS TO REPLACE THE PROPERTY TRUSTEE AND THE DELAWARE TRUSTEE.

      Holders of convertible preferred securities only have voting rights that pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. The holders of at least a majority in aggregate liquidation amount of the convertible preferred securities may replace the property trustee and the Delaware trustee only if an event of default under the trust agreement occurs and is continuing.

THE CONVERTIBLE SUBORDINATED DEBENTURES AND THE CONVERTIBLE PREFERRED SECURITIES DO NOT REPRESENT DEPOSIT ACCOUNTS AND ARE NOT INSURED.

The convertible subordinated debentures and the preferred securities do not represent bank deposit accounts and they are not obligations issued or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

                 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements contained in or incorporated by reference into this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of the words "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements may include, among other things:

      - statements relating to projected growth; leverage strategy; anticipated improvements in earnings, earnings per share, and other financial performance measures; and management's long term performance goals;

      - statements relating to the anticipated effects on results of operations or financial condition from expected developments or events;

      - statements relating to our business and growth strategies, including potential acquisitions and branch openings; and

      -     any other statements which are not historical facts.

      Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the "Risk Factors" section of this prospectus on page ______.

                                 USE OF PROCEEDS

      The trust will invest all of the proceeds from the sale of the convertible preferred securities in the convertible debentures. We anticipate that the net proceeds to us from the sale of the convertible debentures will be approximately $_________ million after deducting offering expenses and underwriting commissions, estimated to be $ ___________.


      We intend to infuse approximately ninety percent (90%) of the net proceeds from the sale of the convertible debentures into our bank subsidiary, Southern Community Bank and Trust, as regulatory capital to fund its operations and its continued expansion, and the operation and continued expansion of the bank's subsidiaries, and to maintain the bank's status as a "well capitalized" bank under the guidelines of its regulators. We may use the remaining portions of the net proceeds for our general corporate purposes, including, but not limited to, the possible repurchase of shares of our common stock and acquisitions of or investments in the bank or permissible non-bank entities by either us or the bank (although no agreements or understandings presently exist with respect to any such acquisition). Before we apply any of the proceeds for any of these uses, they likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding requirements, the funding and capital requirements of our bank subsidiary, and whether we have funds available from other sources that we can use for any of those purposes. The Federal Reserve Board's risk-based capital guidelines currently allow us to count the proceeds of the convertible preferred securities as Tier 1 capital on our books. However, the amount of proceeds we count cannot be more than 25% of our total Tier 1 capital. Amounts in excess of that 25% limitation will count as Tier 2 supplementary capital on our books. We expect to be able to count substantially all the proceeds from the sale of the convertible preferred securities as Tier 1 capital.


                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS


      Our common stock was quoted on the OTC Bulletin Board under the symbol "SCMF" until January 2, 2002 when it was accepted for listing on the Nasdaq National Market System. The following table sets forth the high and low sales prices declared per share of common stock for the periods indicated. All information has been adjusted for a two-for-one stock split and stock dividends effected during the periods presented.



                                                                                        PRICE
                                                                                        -----

  YEAR                       QUARTERLY PERIOD                                HIGH                      LOW
  ----                    --------------------------------                  -----                    ------
  2000           First quarter....................................          $ 9.52                   $ 7.79
                 Second quarter...................................            9.09                     6.49
                 Third quarter....................................            9.09                     6.49
                 Fourth quarter...................................            8.69                     6.49
  2001           First quarter....................................            8.57                     7.02
                 Second quarter...................................            7.86                     6.91
                 Third quarter....................................            7.62                     6.48
                 Fourth quarter...................................            8.65                     5.00
  2002           First quarter (through ____, 2002)...............

      As ____, 2002, there were approximately _________ holders of record of our common stock. The last reported sales price of the common stock on the Nasdaq National Market System on _________, 2002, was $________.


      Holders of our common stock will be entitled to receive any cash dividends the board of directors may declare. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon our earnings and financial condition, regulatory conditions and considerations and such other factors as our board of directors may deem relevant. We expect that, for the foreseeable future, profits resulting from the bank's operations will be retained by the bank as additional capital to support its operations and growth other than dividends paid by the bank to us as needed to pay any separate expenses of Southern Community Financial Corporation and/or to make required payments on our debt obligations, including the convertible debentures which will fund the interest payments on the convertible preferred securities.

      As a holding company, Southern Community Financial Corporation is ultimately dependent upon its bank subsidiary to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to our bank subsidiary limit the payment of dividends, management fees and other distributions by the bank to us and may therefore limit our ability to make dividend payments. Under North Carolina banking law, dividends must be paid out of retained earnings and no cash dividends may be paid if the bank's surplus is less than 50% of its paid-in capital. Under federal banking law, no cash dividend may paid

      - if the bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, or

      - if it is in default of any deposit insurance assessment due to the Federal Deposit Insurance Corporation.

                              ACCOUNTING TREATMENT

      For financial reporting purposes, the trust will be treated as our subsidiary, and the trust's financial statements will be included in our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the convertible preferred securities as an interest expense in our consolidated statements of operations. In our future financial reports, we will:

      - present the convertible preferred securities on our statements of financial condition as a separate line item entitled "Guaranteed Preferred Beneficial Interests in the Company's Convertible subordinated Debentures;"

      - include in a footnote to the financial statements disclosure that the sole assets of the trust are the convertible debentures specifying the principal amount, interest rate and maturity date of convertible debentures held; and

      -     include, in a footnote to the financial statements, disclosure that:

            -     the trust is wholly owned;

            -     the sole assets of the trust are the convertible debentures;
                  and

            - our obligations under the convertible debentures, the indenture, the trust agreement and the guarantee, in total, constitute a full and unconditional guarantee by us of the trust's obligations under the convertible preferred securities.

We do not expect that the trust will file separate reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Because the trust will have no material assets or liabilities until we complete this offering, we do not believe that separate financial statements for the trust would be material to you in deciding whether to invest in the preferred securities. For that reason, separate financial statements of the trust are not included in this prospectus.

                                 CAPITALIZATION

      The following table sets forth (i) our consolidated capitalization at September 30, 2001 and (ii) our consolidated capitalization giving effect to the issuance of the convertible preferred securities hereby offered by the trust and our receipt of the net proceeds from the corresponding sale of the convertible subordinated debentures to the trust, as if the sale of the convertible preferred securities occurred on September 30, 2001, and assuming the underwriter's over-allotment option was not exercised. This data should be read in conjunction with our consolidated financial statements and the related notes thereto.


                                                                                      At September 30, 2001
                                                                               --------------------------------------
                                                                               Historical (1)             As Adjusted
                                                                               --------------             -----------
                                                                                      (dollars in thousands)
Indebtedness:
   Long-term debt (2) ........................................                   $25,000                    $25,000
   Guaranteed preferred beneficial interest in the Company's
     convertible junior subordinated debentures ..............                        --                     15,000
                                                                                 -------                    -------
Total indebtedness ...........................................                   $25,000                    $40,000
                                                                                 =======                    =======

Stockholders' equity:
   Preferred stock, no par value, 1,000,000 shares authorized;
     no shares issued and outstanding ........................                        --                         --
   Common stock, no par value, 30,000,000 shares authorized;
     7,958,288 shares issued and outstanding .................                    37,648                     37,648
   Retained earnings .........................................                     3,585                      3,585
   Accumulated other comprehensive income ....................                     1,004                      1,004
                                                                                 -------                    -------
      Total stockholders' equity .............................                    42,237                     42,237
                                                                                 -------                    -------
Total capitalization .........................................                   $67,237                    $82,237
                                                                                 =======                    =======

Capital Ratios (3):
   Tier 1 leverage ratio (4) .................................                      9.30%                     12.00%
   Tier 1 risk-based capital ratio (5) .......................                     11.07%                     14.64%
   Total risk-based capital ratio (5) ........................                     12.32%                     16.23%
   Ratio of equity to total assets ...........................                      9.61%                      9.29%


-----------------------

(1) Southern Community Financial Corporation became the parent of Southern Community Bank and Trust on October 1, 2001 when all of the outstanding shares of common stock of Southern Community Bank and Trust were exchanged for newly issued shares of Southern Community Financial Corporation. Immediately after that share exchange, Southern Community Financial Corporation's sole asset was its ownership of 100% of Southern Community Bank and Trust, and the stockholders' equity of Southern Community Financial Corporation immediately after the share exchange equaled the stockholders' equity of Southern Community Bank and Trust immediately prior to the share exchange. The amounts appearing as "Historical" capitalization at September 30, 2001 in the table above have been derived from the consolidated financial statements of Southern Community Bank and Trust as adjusted to reflect the differences between the authorized number of shares and par value characteristic of Southern Community Financial Corporation's stock and the authorized number of shares and par value characteristics of Southern Community Bank and Trust's stock.

(2) Federal Home Loan Bank advances maturing more than one year from September 30, 2001.

(3) The capital ratios, as adjusted, are for Southern Community Financial Corporation and are computed including the total estimated proceeds from the sale of preferred securities, in a manner consistent with Federal Reserve guidelines.

(4)   The leverage ratio is Tier 1 capital divided by average quarterly assets.

(5) The convertible preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the convertible preferred securities may only be included up to the amount constituting 25% of Tier 1 core capital elements, with any excess includable as Tier 2 capital for purposes of determining our total risk-based capital ratio.

                       SOUTHERN COMMUNITY FINANCIAL CORP.
           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

         Effective October 1, 2001, the bank became a wholly owned subsidiary of Southern Community Financial Corporation. Southern Community Financial Corporation has no assets other than those of the bank. Therefore, the financial statements of the bank prior to October 1, 2001 are the historical financial statements of Southern Community Financial Corporation. The information presented below for the years ended December 31, 2000 and 1999 is derived in part from the audited consolidated financial statements and notes thereto of the bank. The information for the nine months ended September 30, 2001 and 2000 is derived in part from unaudited consolidated financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for any other interim period or for the entire year ending December 31, 2001. This information does not purport to be complete and should be read in conjunction with the bank's financial statements appearing elsewhere in the prospectus.


                                        At or for the                                  At or for the
                                      Nine Months Ended                                 Years Ended
                                         September 30,                                  December 31,
                                   -------------------------       ----------------------------------------------------------
                                     2001            2000            2000            1999            1998             1997
                                   ---------       ---------       ---------       ---------       ---------        ---------
                                                        (Dollars in thousands, except per share data)

OPERATING DATA:
  Interest income                 $   23,967      $   18,849      $   26,831      $   16,562      $   10,103      $     3,309
  Interest expense                    14,159          10,249          14,944           8,481           4,907            1,477
                                  ----------      ----------      ----------      ----------      ----------      -----------
  Net interest income                  9,808           8,600          11,887           8,081           5,196            1,832
  Provision for loan losses            1,500           1,130           1,480           1,135           1,200              650
                                  ----------      ----------      ----------      ----------      ----------      -----------
  Net interest income after
    provision for loan losses          8,308           7,470          10,407           6,946           3,996            1,182
  Non-interest income                  2,617           1,550           2,198             775             339               74
  Non-interest expense                 8,304           6,181           8,723           5,892           3,810            1,868
                                  ----------      ----------      ----------      ----------      ----------      -----------
  Income (loss) before
    income taxes                       2,621           2,839           3,882           1,829             525             (612)
  Provision for income taxes             919           1,072           1,466             293              --               --
                                  ----------      ----------      ----------      ----------      ----------      -----------
  Net income (loss)               $    1,702      $    1,767      $    2,416      $    1,536      $      525      $      (612)
                                  ==========      ==========      ==========      ==========      ==========      ===========

PER SHARE DATA: (8)
  Net income (loss)
    Basic                         $      .21      $      .23      $      .31      $      .20      $      .08      $      (.17)
    Diluted                              .20             .22             .30             .19             .07             (.17)
  Cash dividends                         .00             .00             .00             .00             .00              .00
  Book value                            5.05            4.82            4.63            4.13            3.94             2.97
  Weighted average shares
    Basic                          8,273,358       7,703,310       7,711,955       7,655,147       6,854,172        3,532,780
    Diluted                        8,538,854       8,040,494       8,047,853       8,133,612       7,020,162        3,532,780

BALANCE SHEET DATA:
  Total assets                    $  439,512      $  350,149      $  384,027      $  254,172      $  174,474      $    68,597
  Loans receivable                   331,707         265,815         282,161         200,312         127,095           47,937
  Allowance for loan losses            4,979           3,976           4,283           3,013           1,905              725
  Deposits                           359,084         308,130         338,753         218,953         143,850           57,788
  Short-term borrowings               11,000           6,000           6,000           2,500              --               --
  Long-term debt                      25,000              --              --              --              --               --
  Stockholders' equity                42,237          33,736          36,950          31,766          29,926           10,480

CAPITAL RATIOS: (6)
  Total risk-based capital             12.32%          12.86%          13.03%          16.40%          23.22%           22.23%
  Tier 1 risk-based capital            11.07%          11.61%          11.78%          15.15%          21.97%           20.98%
  Leverage ratio                        9.30%          10.18%          11.16%          14.26%          21.57%           18.48%
  Equity to assets ratio                9.61%           9.63%           9.62%          12.50%          17.15%           15.28%

                                              At or for the                                   At or for the
                                            Nine Months Ended                                  Years Ended
                                              September 30,                                     December 31,
                                         -----------------------            ---------------------------------------------------
                                         2001              2000             2000          1999              1998          1997
                                         -----             -----            -----         -----             -----         -----
                                                               (Dollars in thousands, except per share data)

SELECTED PERFORMANCE RATIOS:
  Return on average assets(1)              .55%              .80%             .77%          .71%              .41%        (1.45)%
  Return on average equity(1)             5.61%             7.18%            7.27%         5.00%             2.03%        (5.70)%
  Net interest spread(1)(3)               2.73%             3.29%            3.22%         3.02%             2.93%         2.92%
  Net interest margin(1)(2)               3.34%             4.10%            4.01%         3.90%             4.20%         4.52%
  Non-interest income as a
    percentage of total
    revenue(7)                           21.06%            15.27%           15.61%         8.75%             6.12%         3.88%
  Non-interest income as a
    percentage of average
    assets(1)                              .84%              .70%             .70%          .36%              .26%          .18%
  Non-interest expense to
    average assets(1)                     2.67%             2.80%            2.79%         2.71%             2.97%         4.45%
  Efficiency ratio(4)                    66.83%            60.90%           61.93%        66.53%            68.83%        98.01%
  Dividend payout ratio                    .00%              .00%             .00%          .00%              .00%          .00%

ASSET QUALITY RATIOS:
  Nonperforming loans to
    period-end loans                       .28%              .00%             .10%          .00%              .01%          .00%
  Allowance for loan losses
    to period-end loans                   1.50%             1.54%            1.52%         1.50%             1.50%         1.51%
  Allowance for loan losses
    to nonperforming loans                 527%           58,514%           1,552%           NM            12,700%           NM
  Nonperforming assets
    to total assets(5)                     .28%              .00%             .07%          .00%              .01%          .00%
  Net loan charge-offs
    to average loans outstanding           .35%              .10%             .09%          .02%              .02%          .00%

OTHER DATA:
  Number of banking offices                  7                 6                7             5                 4             1
  Number of full time
    equivalent employees                   114                90              104            70                46            24

RATIO OF EARNINGS TO FIXED
 CHARGES:(9)
  Excluding interest on deposits          5.51x            12.59x           11.97x           NM                NM            NM
  Including interest on deposits          1.19x             1.28x            1.26x         1.22x             1.11x         0.59x

(1)      Nine month data presented on annualized basis.
(2) Net interest margin is net interest income divided by average interest earning assets.
(3) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(4) Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(5) Nonperforming assets consists of nonaccrual loans, restructured loans, and Real Estate owned, where applicable.
(6)      Capital ratios are for the bank.
(7)      Total revenue consists of net interest income and non-interest income.
(8) All per share data has been restated to reflect the dilutive effect of a stock split effected in the form of a 25% stock dividend in 1997, a stock split effected in the form of a 10% stock dividend in 1998, a two-for-one stock split in 1999, a stock split effected in the form of a 10% stock dividend in 2000, and a 5% stock dividend declared August 23, 2001 that was distributed October 15, 2001.
(9) Computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following presents management's discussion and analysis of our financial condition and results of operations and should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" beginning on page __ and "Special Note Regarding Forward-Looking Statements" on page __ in this prospectus. All share data has been adjusted to give retroactive effect to the two-for-one stock split in 1999, the stock split effected in the form of a 10% stock dividend in 2000 and the 5% stock dividend in 2001. The following discussion is intended to assist in understanding the financial condition and results of operations of the Company. The data presented for the nine month periods ended September 30, 2001 and 2000, are derived from the unaudited interim financial statements of the Company and include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods.

                                    OVERVIEW

         Our founders recognized an opportunity to fulfill the financial service needs of individuals and organizations left underserved by consolidation within the financial services industry. To fill a part of this void, we began in 1995 the process by which Southern Community Bank and Trust was created, finally beginning operations on November 18, 1996 in the banking office that still serves as our headquarters. From inception, we have strived to serve the financial needs of small to medium-sized businesses, individuals, residential homebuilders and others in and around Winston-Salem and the Piedmont Triad area of North Carolina. We offer a broad array of banking and other financial products - products similar to those offered by our larger competitors, but with an emphasis on superior customer service. We believe that our emphasis on quality customer service is the single most important factor among many that have fueled our growth to well in excess of $400 million in total assets in less than five years of operations.

         We began operations in November 1996 with $11 million in capital, a single branch facility and thirteen employees. Through September 30, 2001, Southern Community Bank and Trust has grown to a total of seven full-service banking offices with $359 million in customer deposit accounts. In support of this growth, we have generated $24 million of additional capital through sales of common stock in 1997, 1999 and 2001. We have also formed four subsidiaries offering a diversity of financial services that augment our traditional banking products and services. These subsidiaries, and the services each provides, include Southeastern Acceptance Corporation (Consumer Finance), Southern Credit Services (Asset Based Commercial Finance), Southern Investment Services (which, through an unaffiliated broker-dealer, provides customers of the bank with securities products and services and earns revenues through sharing of commissions) and VCS Management, LLC (Manager of a Small Business Investment Company). More recently we have created a Trust Department that we expect will begin operating in the first quarter of 2002. In October of 2001, we formed Southern Community Financial Corporation, a financial holding company, to become the parent company of Southern Community Bank and Trust. Our immediate plans for expansion include the construction of both a new headquarters facility on property adjacent to our current headquarters in Winston-Salem and a new full service branch office in Kernersville.

         Real estate secured loans, including construction loans and loans secured by existing commercial and residential properties, comprise the majority of our loan portfolio, with the balance of our loans consisting of commercial and industrial loans and loans to individuals. It has been our strategy to recruit skilled banking professionals who are well trained and highly knowledgeable about our market area, enabling us to develop and maintain a loan portfolio of sound credit quality.

         We recognize that our growth may expose us to increased operational and market risk, primarily with respect to managing overhead, funding costs and credit quality. We have developed critical functions such as Training, Audit, and Credit Administration to assist in managing and monitoring these and other risks. We are committed to creating a solid and diversified financial services organization with a focus on customer service. It is our firm belief that this foundation will continue building our loyal customer base while attracting new clients and providing opportunities for future growth. As bank consolidations continue to take place in our marketplace, Southern Community Financial Corporation is positioned to continue to benefit from their effects. Additionally, we expect to benefit from the recent merger of First Union and Wachovia, both of which have a significant presence in our marketplace.

FINANCIAL CONDITION AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000

         During the nine-month period ending September 30, 2001, our total assets increased by $55.5 million, or 14.4%, to $439.5 million. Consistent with prior periods, strong loan demand has provided the primary impetus for this overall asset growth. At September 30, 2001, loans totaled $331.7 million, an increase of $49.5 million or 17.6% during the nine months. This growth was spread among our mortgage, construction and commercial loans. Our commercial mortgage loans and non-mortgage commercial loans increased by $20.9 million and $10.3 million, respectively, and collectively provided 63% of our overall loan growth. We also generated growth of $10.3 million and $8.0 million, respectively, in residential mortgage loans and construction loans.

         Our total liquid assets, defined as cash and due from banks, federal funds sold and investment securities, increased by $1.5 million during the nine months, to $93.0 million at September 30, 2001 versus $91.5 million at the beginning of the period, but with shifts in composition in response to the continued rapid decline in interest rates. Because of the significant rate cuts enacted by the Federal Reserve Board, we decreased our investment in federal funds sold from $21.0 million at December 31, 2000 to $3.1 million at September 30, 2001. We have chosen to invest more heavily in investments held to maturity of longer duration, which we increased by $23.0 million to $43.2 million at September 30. The higher yields on these investments, as compared with the rate being paid on federal funds sold, help to somewhat mitigate the effect of the overall declining trend in interest rates.

         Customer deposits continue to be our primary funding source for the institution. At September 30, 2001, deposits totaled $359.1 million, an increase of $20.3 million or 6.0% from year-end 2000. During the past twelve months, we have opened two branches, which contributed to our deposit growth. However, loan growth this year has outpaced our growth in deposits. We have utilized borrowings from the Federal Home Loan Bank of Atlanta (FHLB) to fill this funding gap. We will use FHLB advances and other funding sources as necessary to support balance sheet management and growth. However, we believe that as our branch network grows and matures, the volume of core deposits will become a relatively larger portion of our funding mix, which should contribute to a reduction in our overall funding cost.

         Our capital position remains strong, with all of our regulatory capital ratios at levels that make us "well capitalized" under federal bank regulatory capital guidelines. At September 30, 2001, our stockholders' equity totaled $42.2 million, an increase of $5.3 million from the December 31, 2000 balance. This increase includes net income of $1.7 million earned during the nine months, proceeds of $2.8 million received in February 2001 from the sale of 344,000 shares of our common stock and $693,000 that resulted from an increase in the fair value of our available-for-sale investments.

FINANCIAL CONDITION AT DECEMBER 31, 2000 AND 1999

         Throughout 2000 we continued to aggressively follow our business plan objectives of serving the banking needs of small to medium-sized businesses, individuals, residential homebuilders and others in our market area. In doing so we generated consistent strong growth and profitability during the year. Our total assets increased by $129.9 million, or 51.1%, to $384.0 million at the year-end 2000. We opened two new branches in 2000, and otherwise focused our efforts at increasing our deposit base, with the result that we generated growth in deposits of $119.8 million to $338.8 million, an increase of 54.7% over the year-end 1999 deposit total of $219.0 million.

         Loan growth continued to be strong in 2000, with total loans increasing by $81.9 million, or 40.9%, to $282.2 million at December 31, 2000 from $200.3 million at December 31, 1999. This loan growth was well spread across our portfolio, as each major category of loans grew in excess of 28%. Our credit quality continued to be strong as well, with non-performing loans at year-end and net loan charge-offs for the year below .10% of total year-end loans and average loans for the year, respectively. Because our deposit growth substantially exceeded our loan growth in 2000, we were able to significantly increase our liquidity position during the year. Our total liquid investments, which consists of federal funds sold and investment securities, grew from $36.7 million to $80.3 million, with available for sale and held to maturity investment securities totaling $39.0 million and $20.2 million, respectively, and federal funds sold of $21.0 million, at December 31, 2000.

         Our total stockholders' equity increased by $5.2 million in 2000 principally as a result of net income for the year of $2.4 million and proceeds of $2.2 million from the sale of common stock through a public offering and the exercise of options. We also recorded an increase in accumulated other comprehensive income of $578,000 arising from appreciation in the market value of our available for sale investment securities during the year. At December 31, 2000, all of our regulatory capital ratios were at levels deemed "well capitalized" under federal bank regulatory capital guidelines.

                               NET INTEREST INCOME

         Like most financial institutions, the primary component of our earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investments, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume and changes in interest rates earned and paid. By volume, we mean the average dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets. Spread and margin are influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as by levels of noninterest-bearing liabilities. During the first nine months of 2001 and the fiscal years ended December 31, 2000 and 1999, average interest-earning assets were $391.1 million, $296.6 million, and $207.1 million, respectively. During these same periods, our net interest margins were 3.34%, 4.01%, and 3.90%, respectively.

Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Average loans include nonaccruing loans, the effect of which is to lower the average rate shown.

                                             For the Nine Months Ended September 30,
                               -----------------------------------------------------------------
                                            2001                               2000
                               ------------------------------    -------------------------------
                                         Interest   Average                 Interest   Average
                               Average    earned/  yield/cost     Average    earned/  yield/cost
                               balance     paid       (1)         balance     paid       (1)
                              ---------  --------  ----------    ---------  --------  ----------
                                                    (Dollars in thousands)
Interest-earning assets:
  Loans                        $308,549   $20,125     8.70%       $230,325   $16,566    9.59%
  Investment securities
    available for sale           35,092     1,805     6.86%         25,008     1,192    6.36%
  Investment securities
    held to maturity             32,882     1,497     6.07%         14,176       605    5.69%
  Federal funds sold             14,593       540     4.93%         10,213       486    6.34%
                              ---------  --------                ---------  --------

      Total interest-earning
        assets                  391,116    23,967     8.17%        279,722    18,849    8.98%
                                         --------  ----------               --------  ----------

Other assets                     23,495                             14,960
                              ---------                          ---------

      Total assets            $ 414,611                          $ 294,682
                              =========                          =========


Interest-bearing liabilities:
  Deposits:
    NOW and Money Market      $  76,108     1,752     3.07%      $  48,570     1,406    3.86%
    Time deposits greater
      than $100,000              96,901     4,551     6.26%         71,404     3,084    5.76%
    Other time deposits         159,197     7,275     6.09%        115,230     5,514    6.38%
  Short-term borrowings           5,682       251     5.89%          4,779       245    6.84%
  Long-term debt                  9,111       330     4.83%              -         -       -%
                              ---------  --------                ---------  --------

      Total interest-bearing
         liabilities            346,999    14,159     5.44%        239,983    10,249    5.69%
                                         --------  ----------               --------  ----------

  Demand deposits                24,865                             20,427
  Other liabilities               2,265                              1,459
  Stockholders' equity           40,482                             32,813
                              ---------                          ---------

      Total liabilities and
         stockholders' equity $ 414,611                          $ 294,682
                              =========                          =========

Net interest income and
 net interest spread                     $  9,808     2.73%                 $  8,600    3.29%
                                         ========  ==========               ========  ==========

Net interest margin                                   3.34%                             4.10%
                                                   ==========                         ==========

  Ratio of average
   interest-earning
   assets to average
   interest-bearing
   liabilities                  112.71%                            116.56%
                              =========                          =========

                                                                   For the Years Ended December 31,
                              -----------------------------------------------------------------------------------------------------
                                            2000                               1999                              1998
                              --------------------------------    -------------------------------   -------------------------------
                                         Interest                            Interest                          Interest
                               Average    earned/    Average       Average    earned/   Average      Average    earned/   Average
                               balance     paid     yield/cost     balance     paid    yield/cost    balance     paid    yield/cost
                              ---------  --------   ----------    ---------  --------  ----------   ---------  --------  ----------
                                                                       (Dollars in thousands)
Interest-earning assets:
  Loans                        $240,888   $23,351    9.69%       $ 160,718  $ 14,026     8.73%     $  89,442  $  8,180     9.15%
  Investment securities
    available for sale           26,821     1,733    6.46%          16,102       944     5.86%         5,919       376     6.35%
  Investment securities
    held to maturity             14,897       849    5.70%          14,189       802     5.65%         5,329       312     5.85%
  Federal funds sold             14,012       898    6.41%          16,109       790     4.90%        23,110     1,235     5.34%
                              ---------  --------                ---------  --------               ---------  --------

      Total interest-earning
        assets                  296,618    26,831    9.05%         207,118    16,562     8.00%       123,800    10,103     8.16%
                                         --------  ----------               --------  ----------              --------  ----------

Other assets                     16,119                             10,282                             4,316
                              ---------                          ---------                         ---------

      Total assets            $ 312,737                          $ 217,400                         $ 128,116
                              =========                          =========                         =========


Interest-bearing liabilities:
  Deposits:
    NOW and Money Market      $  52,144     2,079    3.99%       $  43,044     1,470     3.42%     $  30,434     1,218     4.00%
    Time deposits greater
      than $100,000              68,553     4,282    6.25%          47,405     2,864     6.04%        24,574     1,455     5.92%
    Other time deposits         130,752     8,229    6.29%          79,621     4,139     5.20%        38,747     2,234     5.77%
  Short-term borrowings           5,086       354    6.96%             125         8     6.40%             -         -        -%
  Long-term debt                      -         -       -%               -         -        -%             -         -        -%
                              ---------  --------                ---------  --------               ---------  --------

      Total interest-bearing
         liabilities            256,535    14,944    5.83%         170,195     8,481     4.98%        93,755     4,907     5.23%
                                         --------  ----------               --------  ----------              --------  ----------

  Demand deposits                20,932                             15,548                             7,961
  Other liabilities               2,042                                902                               561
  Stockholders' equity           33,228                             30,755                            25,839
                              ---------                          ---------                         ---------

      Total liabilities and
         stockholders' equity $ 312,737                          $ 217,400                         $ 128,116
                              =========                          =========                         =========

Net interest income and
 net interest spread                     $ 11,887    3.22%                  $  8,081     3.02%                $  5,196    2.93%
                                         ========  ==========               ========  ==========              ========  =========

Net interest margin                                  4.01%                               3.90%                            4.20%
                                                   ==========                         ==========                        =========

  Ratio of average
   interest-earning
   assets to average
   interest-bearing
   liabilities                  115.62%                            121.69%                           132.05%
                              =========                          =========                         =========

(1)  Nine month data are presented on an annualized basis.

                              RATE/VOLUME ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

                                      Nine Months Ended                     Year Ended                        Year Ended
                                 September 30, 2001 vs. 2000        December 31, 2000 vs. 1999        December 31, 1999 vs. 1998
                               -------------------------------   -------------------------------   -------------------------------
                                 Increase (Decrease) Due to        Increase (Decrease) Due to        Increase (Decrease) Due to
                               -------------------------------   -------------------------------   -------------------------------
                                Volume      Rate       Total      Volume      Rate       Total      Volume      Rate       Total
                               --------   --------   ---------   --------   --------   ---------   --------   --------   ---------
                                                                          (Dollars in thousands)
Interest income:
  Loans                        $  5,364   $ (1,805)  $   3,559   $  7,384   $  1,941   $   9,325   $  6,369   $   (523)  $   5,846
  Investment securities
    available for sale              500        113         613        661        128         789        622        (54)        568
  Investment securities held
    to maturity                     825         67         892         40          7          47        510        (20)        490
  Federal funds sold                185       (131)         54       (119)       227         108       (359)       (86)       (445)
                               --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

        Total interest income     6,874     (1,756)      5,118      7,966      2,303      10,269      7,142       (683)      6,459
                               --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

Interest expense:
  Deposits:
    NOW and Money Market            716       (370)        346        337        272         609        468       (216)        252
    Time deposits greater
      than $100,000               1,149        318       1,467      1,299        119       1,418      1,366         43       1,409
    Other time deposits           2,057       (296)      1,761      2,938      1,152       4,090      2,240       (335)      1,905
  Short-term borrowings              43        (37)          6        331         15         346          4          4           8
  Long-term debt                    165        165         330          -          -           -          -          -           -
                               --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

       Total interest expense     4,130       (220)      3,910      4,905      1,558       6,463      4,078       (504)      3,574
                               --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

       Net interest income     $  2,744   $ (1,536)  $   1,208   $  3,061   $    745   $   3,806   $  3,064   $   (179)  $   2,885
                               ========   ========   =========   ========   ========   =========   ========   ========   =========

                              RESULTS OF OPERATIONS
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

         Net Income. Our net income for the first nine months of 2001 was $1.7 million, a decrease of $65,000 below that of the same nine-month period in 2000. Net income per share was $.21 basic and $.20 diluted for the nine months ended September 30, 2001, down from $.23 basic and $.22 diluted for the first nine months of 2000. We have continued to experience strong growth, with total assets averaging $414.6 million during the current nine-month period as compared to $294.7 million in the prior period, an increase of 40.7%. Our percentage growth in non-interest income of 68.8% exceeded our rate of asset growth, while the rates of increase in our provision for loan losses and non-interest expenses, 32.7% and 34.3% respectively, were below our rate of asset growth. While such trends generally contribute to improved profitability, their positive effects were more than offset by the effects of declining interest rates that caused our interest rate spread and net yield on average interest earning assets to decline by 56 basis points and 76 basis points, respectively. As a result, our increases of $1.2 million in net interest income and $1.1 million in non-interest income were not enough to overcome the combined impact of increases of $370,000 in our provision for loan losses and $2.1 million in our non-interest expenses. In addition, our expense growth included the costs of two new branches, additional branch personnel, as well as personnel costs associated with expansion of our business. While these expenses represent investments in building our franchise, they are initially a drag on earnings. Also contributing to the decline in earnings per share was the increase in shares outstanding as result of our sale of 344,118 shares of common stock during the 2001 period.

         Net Interest Income. During the first nine months of 2001, our net interest income increased by $1.2 million or 14.0% to $9.8 million. Our total interest income benefited from strong growth in the level of average earning assets, which offset lower asset yields caused by the dramatic trend of declining interest rates throughout the period. The rates earned on a significant portion of our loans adjust immediately when index rates such as our prime rate change. Conversely, most of our interest-bearing liabilities, including certificates of deposit and borrowings, have rates fixed until maturity. As a result, interest rate reductions will generally result in an immediate drop in our interest income on loans, with a more delayed impact on interest expense because reductions in interest costs will only occur upon renewals of certificates of deposit or borrowings. Average total interest-earning assets increased $111.4 million, or 39.8%, during the first nine months of 2001 as compared to the same period in 2000, while our average yield dropped by 81 basis points from 8.98% to 8.17%. Our average total interest-bearing liabilities increased by $107.0 million, or 44.6%, consistent with our increase in interest-earning assets. However, because our interest costs generally do not react as quickly to rate changes, our average cost of interest-bearing liabilities decreased by only 25 basis points from 5.69% to 5.44%, resulting in the compression in interest margins described above. For the nine months ended September 30, 2001, our net interest spread was 2.73% and our net interest margin was 3.34%. For the nine months ended September 30, 2000, our net interest spread was 3.29% and our net interest margin was 4.10%.


         Provision for Loan Losses. We recorded a $1.5 million provision for loan losses for the nine months ended September 30, 2001, representing an increase of $370,000 over the $1.1 million provision we made for the nine months ended September 30, 2000. Provisions for loan losses are charged to income to bring our allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "Analysis of Allowance for Loan Losses." We have continued to increase the level of our allowance for loan losses principally as a result of the continued growth in our loan portfolio. Total loans receivable increased by $49.5 million during the nine months ended September 30, 2001, and by $66.5 million during the nine months ended September 30, 2000. Our higher provision for loan losses for the current nine-month period was made largely in response to an increase in net loan charge-offs, which totaled $804,000 during the nine months ended September 30, 2001, up from $167,000 during the nine months ended September 30, 2000. On an annualized basis, our percentage of net loan charge-offs to average loans outstanding was
 .35% for the nine months ended September 30, 2001 as compared with .10% for the nine months ended September 30, 2000. For all full fiscal years through 2000, our loan loss experience was similar to that of other new banks, with net loan charge-offs in each year of less than .10% of average loans outstanding. The increase in our net charge-offs reflects the relatively higher charge-offs associated with our consumer finance subsidiary, as well as the maturation of our loan portfolio. During the nine months ended September 30, 2001, our consumer finance subsidiary had net loan charge-offs of $182,000, which is consistent with our budgeted level for that line of business. On a stand-alone basis, the rate of net loan charge-offs to average loans outstanding in our bank was .27%, which we believe reflects the maturation and seasoning of our loan portfolio. Nonperforming loans totaled $944,000 or .28% of total loans at September 30, 2001, up from $276,000 or .10% of total loans at December 31, 2000. The allowance for loan losses at September 30, 2001 of $5 million represents 1.50% of total loans and 527% of nonperforming loans. The allowance for loan losses at December 31, 2000 of $4 million equaled 1.52% of total loans outstanding at that date.

         Non-Interest Income. For the first nine months of 2001, non-interest income increased $1.1 million or 68.8% to $2.6 million from $1.6 million for the same period the prior year. This favorable increase resulted from factors that include an increase of $205,000, or 48.2% to $630,000, in service charges and fees on deposit accounts as a result of deposit growth, an increase of $380,000, or 99.0% to $764,000, in income from the origination of residential mortgage loans sold into the secondary market and income of $383,000 realized from an interest rate floor contract.

         Non-Interest Expense. We strive to maintain non-interest expenses at levels that we believe are appropriate given the nature of our operations and the investments in personnel and facilities that have been necessary to generate our growth. From 1998 forward through the current nine-month period, we have consistently maintained our ratio of non-interest expenses to average total assets below 3%. Because of our growth and the costs associated with building our franchise, we have consistently seen increases in every major component of our non-interest expenses. For the nine months ended September 30, 2001, our non-interest expense increased $2.1 million, or 34.3%. Salary and employee benefit expense increased $1.0 million, or 31.1%, and reflects the addition of personnel in our two new branches as well as additions of personnel to expand our lines of business, and, to a lesser degree, normal salary increases. Occupancy and equipment expense increased $491,000, or 47.5%, reflecting the expenses associated with our two newest branches, which were opened in the fourth quarter of 2000. Other expenses increased $644,000, or 32.7%, reflecting the increased volume of business activity, principally increases in lending and growth in deposit accounts. For the nine months ended September 30, 2001, on an annualized basis, our ratio of non-interest expenses to average total assets improved to 2.67% as compared with 2.80% for the same nine months in 2000.

         Provision for Income Taxes. Our provision for income taxes, as a percentage of income before income taxes, was 35.1% and 37.8%, respectively, for the nine months ended September 30, 2001 and 2000. The decline in the effective rate for the current period principally results from a higher level of investment in federally issued debt instruments that are not subject to state income taxes.

                     YEARS ENDED DECEMBER 31, 2000 AND 1999

         Net Income. We generated net income of $2.4 million during 2000 compared to $1.5 million in 1999, a 57% increase. As a result, diluted net per share increased to $0.30 per share compared to $0.19 per share in 1999, an increase of 58%. Operating results were considerably impacted by increases in all categories of revenue and expenses as we experienced significant growth during the year. In addition, we diversified and enhanced our earnings stream by adding consumer finance and Small Business Investment Company activities.

         Net Interest Income. Net interest income for 2000 was $11.9 million compared to $8.1 for 1999. The increase was largely driven by asset growth and to a lesser degree by a widening of our net interest margin. Total assets increased $129.9 million, or 51%, during the year. The yield on average interest-earning assets and the rate on average interest-bearing liabilities increased in 2000 over 1999 as interest rates rose during this time period. Since our interest-bearing assets, mostly loans, repriced more quickly than our interest-bearing liabilities, the Federal Open Market Committee's decision to raise the federal funds target rate during 2000 had a direct benefit on the bank's net interest spread and net interest margin. Our net interest spread and net interest margin increased to 3.22% and 4.01% in 2000, respectively from 3.02% and 3.90% in 1999.


         Provision for Loan Losses. We recorded a $1.5 million provision for loan losses in 2000, representing an increase of $345,000 over the $1.1 million provision we made in 1999. Provisions for loan losses are charged to income to bring our allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "Analysis of Allowance for Loan Losses." In each year the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $80.2 million in 2000 and by $73.2 million in 1999. The loan loss provision for 2000 was further impacted by a higher level of net loan charge-offs, which totaled $210,000 for the year as compared to only $27,000 during 1999. At December 31, the allowance for loan losses was $4.3 million for 2000 and $3.0 million for 1999, representing 1.52% and 1.50%, respectively, of loans outstanding. At December 31, 2000, the bank had $276,000 in nonaccrual loans. The bank had no nonperforming loans at December 31, 1999.


         Non-Interest Income. Non-interest income of $2.2 million in 2000 was significantly greater than the $775,000 in 1999. The bank experienced a significant increase in service charges and fees on deposit accounts, by and large due to growth in the number and activity of deposit accounts. In addition, the bank generated higher levels of mortgage loan origination fees and stock brokerage fees. In 2000 the bank also earned $515,000 in fees as the managing general partner of Venture Capital Solutions, L.P., a small business investment company licensed by the SBA. The bank had no gains or losses on investment security transactions in either year.

         Non-Interest Expense. Non-interest expense increased in 2000 to $8.7 million, or 48%, from $5.9 million in 1999. The increase in non-interest expense in 2000 compared to 1999 is principally due to growth of the bank. Salaries and employee benefits expense increased to $4.6 million, or 67%, from $2.7 million and reflect continued growth in our business as we added personnel. A key element of other non-interest expense has been advertising and promotion, which in 2000 was $578,000 and in 1999 was $434,000. It is expected that this category of expense will continue in the foreseeable future at a relatively high percentage of other non-interest expense as the bank grows and seeks to attract new customers. Data processing and other outsourced services are another major expense, constituting $624,000 in 2000 and $537,000 in 1999. In 2000, the bank opened two additional branches, which contributed to the increase in occupancy and equipment expense, which increased to $1.5 million, or 39%, from $1.0 million the prior year.

         Provision for Income Taxes. The bank had an effective income tax rate of 37.8% in 2000 and 16.0% in 1999, as the bank's earnings became fully taxable for 2000. The effective rate for 1999 was different from fully taxable rates predominantly because of recognition deferred tax assets generated in periods before the bank achieved profitability.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

         Net Income. We generated net income of $1.5 million during 1999 compared to $525,000 in 1998, an increase of 193%. As a result, diluted net income per share increased to $0.19 compared to $0.07 in 1998, an increase of 171%. The bank incurred significantly higher levels of net interest revenue, non-interest revenue and operating expenses as a result of our growth.

         Net Interest Income. Net interest income for 1999 was $8.1 million compared to $5.2 for 1998 as a result of asset growth. Total assets increased $79.7 million, or 46%. The yield on average interest-earning assets and the rate on average interest-bearing liabilities each decreased in 1999 from 1998. During 1999, management replaced lower yielding federal funds and interest bearing deposits with higher yielding investment securities. The rate on average interest-bearing liabilities decreased by 25 basis points compared to a 16 basis point decrease in the yield on average interest-earning assets. As a result, the bank's net interest spread increased from 2.93% in 1998 to 3.02% in 1999. However, net interest margin declined from 4.20% in 1998 to 3.90% in 1999 as the bank's capital supporting assets declined on average from 20% in 1998 to 14% in 1999.


         Provision for Loan Losses. We recorded a $1.1 million provision for loan losses in 1999, representing a decrease of $65,000 below the $1.2 million provision we made in 1998. Provisions for loan losses are charged to income to bring our allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "Analysis of Allowance for Loan Losses." In each year the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $73.2 million in 1999 and by $79.2 million in 1998. Net loan charge-offs of $27,000 in 1999 and $20,000 in 1998 represented .02% of average loans outstanding in each year. At December 31, the allowance for loan losses was $3.0 million for 1999 and $1.9 million for 1998, each representing 1.50% of loans outstanding. The bank had no nonperforming loans at December 31, 1999 and nonperforming loans of $15,000 at December 31, 1998.


         Non-Interest Income. Non-interest income of $775,000 in 1999 was greater than the $339,000 in 1998. Contributing was an increase in service charges and fees on deposit accounts of $188,000, or 142%. In addition, Southern Investment Services, which was established in 1998 to provide investment brokerage activities, generated fees of $227,000 in 1999 compared to $5,000 in 1998. The remainder of the increase in non-interest income was attributable to mortgage loan origination fees. The bank had no gains or losses on investment security transactions in either year.

         Non-Interest Expense. Non-interest expense increased in 1999 to $5.9 million, or 55%, from $3.8 million in 1998. The increase in non-interest expenses in 1999 compared to 1998 is principally due to growth of the bank. Salaries and employee benefits expense increased to $2.7 million, or 68%, from $1.6 million and reflected continued growth in our business as we increased personnel from 46 in 1998 to 70 in 1999. A major part of non-interest expense for the bank has been advertising and promotion, which in 1999 was $434,000 and in 1998 was $410,000. Data processing and other outsourced services are another major expense, comprising $537,000 in 1999 and $429,000 in 1998. The addition of a new branch contributed to the increase in occupancy and equipment expense, which increased 102% in 1999 to $1.0 million.

         Provision for Income Taxes. The bank had an effective income tax rate of 16.0% in 1999 and 0% in 1998. For both years, the effective tax was different from fully taxable because of recognition of deferred tax assets generated in periods before the bank achieved profitability.

                         LIQUIDITY AND CAPITAL RESOURCES

         Market and public confidence in our financial strength and in the strength of financial institutions in general will largely determine our access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital resources.

         The term "liquidity" refers to our ability to generate adequate amounts of cash to meet our needs for funding loan originations, deposit withdrawals, maturities of borrowings and operating expenses. Management measures our liquidity position by giving consideration to both on- and off-balance sheet sources of, and demands for, funds on a daily and weekly basis.

         Sources of liquidity include cash and cash equivalents, net of federal requirements to maintain reserves against deposit liabilities, investment securities eligible for pledging to secure borrowings from dealers and customers pursuant to securities sold under repurchase agreements, investments available for sale, loan repayments, loan sales, deposits, and borrowings from the Federal Home Loan Bank and from correspondent banks under overnight federal funds credit lines. In addition to interest rate-sensitive deposits, the Company's primary demand for liquidity is anticipated fundings under credit commitments to customers.

         Because of our continued growth, we have maintained a relatively high level of liquidity in the form of interest-bearing bank deposits, federal funds sold, and investment securities. These aggregated $80.9 million at September 30, 2001, compared to $80.3 million and $36.7 million at December 31, 2000 and 1999, respectively. We achieved strong deposit growth in 2000, with a $119.8 million increase in total customer deposit accounts generating liquidity in excess of the amount required to fund our $81.8 million increase in total loans for that year. This provided for the significant increase in liquid assets in 2000, and we have maintained this higher level of liquidity during the current fiscal year. Supplementing customer deposits as a source of funding, we have available lines of credit from various correspondent banks to purchase federal funds on a short-term basis of approximately $24.0 million. We also have the ability to borrow up to $46.7 million, as of September 30, 2001, from the Federal Home Loan Bank of Atlanta, with $35.0 million outstanding as of that date. At December 31, 2000 we had FHLB borrowings outstanding of $6.0 million. Our loan growth during 2001 has exceeded our growth in customer deposits, and we have taken advantage of favorable interest rates offered by the FHLB to provide funding for that higher loan growth. At September 30, 2001, our outstanding commitments to extend credit consisted of loan commitments of $27.0 million and amounts available under home equity credit lines, other credit lines and standby letters of credit of $25.6 million, $41.0 million and $3.2 million, respectively. We believe that our combined aggregate liquidity position from all of these sources is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.


         Throughout our five-year history, our loan demand has exceeded our growth in core deposits. We have therefore relied heavily on certificates of deposits as a source of funds. Certificates of deposits represented 67% of our total deposits at September 30, 2001, down from 72% at December 31, 2000. Certificates of deposit of $100,000 or more represented 26% of our total deposits at September 30, 2001 and 22% at December 31, 2000. A large portion of these deposits are controlled by members of our Board of Directors and Advisory Board members, or otherwise comes from customers considered to have long-standing relationships with our management. Based upon the nature of these relationships, management does not believe we are subject to significant liquidity risk related to these deposits. Certificates of deposit of $100,000 or more, exclusive of these relationships, constituted 17% of our total deposits at September 30, 2001. Large certificates of deposits are generally considered rate sensitive. However, we believe most of our large certificates of deposits are relationship-oriented, and while will need to pay competitive rates to retain these deposits at their maturities, there are other subjective factors that will determine their continued retention.


         At September 30, 2001, our capital to asset ratio was 9.6%, and all of our capital ratios exceeded the minimums established for a well-capitalized bank by regulatory measures. Our Tier 1 risk-based capital ratio at September 30, 2001 was 11.1%.

                                 CAPITAL RATIOS

         The bank is subject to minimum capital requirements. See "Supervision and Regulation." As the following table indicates, at September 30, 2001, we exceeded our regulatory capital requirements.

                                                  At September 30, 2001
                                        ----------------------------------------
                                        Actual      Minimum     Well-Capitalized
                                        Ratio     Requirement      Requirement
                                        ------    -----------   ----------------

Total risk-based capital ratio          12.32%       8.00%           10.00%
Tier 1 risk-based capital ratio         11.07%       4.00%            6.00%
Leverage ratio                           9.30%       4.00%            5.00%

         We expect that the net proceeds of the Offering, together with internally generated funds, will allow the bank to remain "well-capitalized" for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth or other factors. Effective October 1, 2001, the bank became a wholly owned subsidiary of Southern Community Financial Corporation. Southern Community Financial Corporation has no assets other than those of the bank. Therefore, as of October 1, 2001, our capital was approximately the same as the capital of the bank at September 30, 2001.

                           ASSET/LIABILITY MANAGEMENT

         Our results of operations depend substantially on net interest income. Like most financial institutions, our interest income and cost of funds are affected by general economic conditions and by competition in the market place. The purpose of asset/liability management is to provide stable net interest income growth by protecting earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk and capital adequacy. We adhere to a Board approved asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, and portfolio maturities. Our policy is to control the exposure of earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

         When suitable lending opportunities are not sufficient to utilize available funds, we have generally invested such funds in securities, primarily U.S. Treasury securities, securities issued by governmental agencies, mortgage-backed securities and corporate obligations. The securities portfolio contributes to profitability and plays an important part in our overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

         In reviewing the needs of our Bank with regard to proper management of its asset/liability program, we estimate future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes. We use a number of measures to monitor and manage interest rate risk, including income simulations and interest sensitivity or "gap" analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors. Based on the results of the income simulation model as of September 30, 2001, we would expect an increase in net interest income of $1.2 million if interest rates increase from current rates by 200 basis points over the next twelve months and a decrease in net interest income of $1.1 million if interest rates decrease from current rates by 200 basis points over the next twelve months.

         The analysis of interest rate gap (the difference between the amount of interest-earning assets and interest-bearing liabilities repricing during a given period of time) is another standard tool we use to measure exposure to interest rate risk. We believe that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

         Our balance sheet was asset-sensitive at September 30, 2001 in the three-month horizon and liability-sensitive in the one-year period. An asset-sensitive position means that there are more assets than liabilities subject to repricing in that period as market rates change, and conversely with a liability-sensitive position. As a result, in a falling rate environment, our earnings position could deteriorate initially followed by improvement, with the opposite expectation in a rising rate environment, depending on the correlation of rate changes in these categories.

         The following table presents information about the periods in which the interest-sensitive assets and liabilities at September 30, 2001 will either mature or be subject to repricing in accordance with market rates, and the resulting interest-sensitivity gaps. This table shows the sensitivity of the balance sheet at one point in time and is not necessarily indicative of what the sensitivity will be on other dates. Included in interest-bearing liabilities subject to rate changes within 90 days is 100% of the money market and NOW deposits. These types of deposits historically have not repriced coincidentally with or in the same proportion as general market indicators. As simplifying assumptions concerning repricing behavior, all money market and NOW deposits are assumed to reprice immediately and fixed rate loans and mortgage-backed securities are assumed to reprice at their contractual maturity.

                                                                         September 30, 2001
                                           ------------------------------------------------------------------------------
                                                Rate Maturity in Days
                                           -----------------------------    One Through        Beyond
                                               1-90            91-365        Five Years      Five Years          Total
                                           ------------     ------------    ------------    ------------     ------------
                                                                       (Dollars in thousands)
INTEREST-EARNING ASSETS
  Loans:
     Fixed rates                           $       7,156    $     14,525    $      87,808    $     33,216    $     142,705
     Variable rates                              189,002               -                -               -          189,002
  Investment securities                            2,509           3,047           16,323          55,940           77,819
  Federal funds sold                               3,129               -                -               -            3,129
                                           -------------    ------------    -------------    ------------    -------------

           Total interest-earning assets   $     201,796    $     17,572    $     104,131    $     89,156    $     412,655
                                           =============    ============    =============    ============    =============

INTEREST-BEARING LIABILITIES
  Deposits:
     Money market and NOW deposits         $      93,999    $          -    $           -    $          -    $      93,999
Time deposits greater than $100,000               25,143          61,531            5,430               -           92,104
     Other time deposits                          27,271         101,725           17,887             422          147,305
  Borrowings                                       1,000          10,000           25,000               -           36,000
                                           -------------    ------------    -------------    ------------    -------------

       Total interest-bearing liabilities  $     147,413    $    173,256    $      48,317    $        422    $     369,408
                                           =============    ============    =============    ============    =============

Interest sensitivity gap per period        $      54,383    $   (155,684)   $      55,814    $     88,734    $      43,247

Cumulative gap                             $      54,383    $   (101,301)   $     (45,487)   $     43,247    $      43,247

Cumulative ratio of interest-sensitive
  assets to interest-sensitive
  liabilities                                    136.89%          68.41%           87.67%         111.71%          111.71%


                                   MARKET RISK

         Market risk reflects the risk of economic loss resulting from adverse changes in market price and interest rates. This risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. Our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities. The structure of our loan and deposit portfolios is such that a significant decline in interest rates may adversely impact net market values and net interest income. We do not maintain a trading account nor are we subject to currency exchange risk or commodity price risk. Interest rate risk is monitored as part of the bank's asset/liability management function, which is discussed in "Asset/Liability Management" above.

         The following table presents information about the contractual maturities, average interest rates and estimated fair values of our financial instruments that are considered market risk sensitive at December 31, 2000.

                                          Contractual Maturities at December 31, 2000
                       -------------------------------------------------------------------------------
                                                                                                          Average
                                                                                   Beyond                Interest   Estimated
                          2001       2002        2003        2004       2005     Five Years    Total       Rate     Fair Value
                       ---------   ---------   --------   ---------   ---------  ----------  ---------   --------   ----------
                                                                (Dollars in thousands)

FINANCIAL ASSETS
  Federal funds sold   $  21,045   $       -   $      -   $       -   $       -  $       -   $  21,045      6.53%   $  21,045
  Debt securities          8,991       5,002      3,505       7,076       7,085     27,590      59,249      6.54%      59,424
  Loans (1):
    Fixed rate            10,411      11,696     14,886      26,403      33,939     32,053     129,388      9.32%     129,700
    Variable rate         68,301      13,966      7,200       6,091      10,051     47,164     152,773     10.40%     153,383
                       ---------   ---------   --------   ---------   ---------  ---------   ---------              ---------

        Total          $ 108,748   $  30,664   $ 25,591   $  39,570   $  51,075  $ 106,807   $ 362,455      9.16%   $ 363,552
                       =========   =========   ========   =========   =========  =========   =========              =========

FINANCIAL LIABILITIES
  Money market and NOW
   deposits            $  33,370   $  13,350   $ 10,000   $   6,650   $  3,370   $       -   $  66,740      4.28%   $  66,740
  Time deposits          236,475       7,675        988         230           -          -     245,368      6.60%     248,215
  Borrowings               6,000           -          -           -           -          -       6,000      7.04%       6,000
                       ---------   ---------   --------   ---------   ---------  ---------   ---------              ---------

        Total          $ 275,845   $  21,025   $ 10,988   $   6,880   $   3,370  $       -   $ 318,108      6.12%   $ 320,955
                       =========   =========   ========   =========   =========  =========   =========              =========

(1) Nonaccrual loans are included in the balance of loans. The allowance for loan losses is excluded.

                         QUARTERLY FINANCIAL INFORMATION

The following table sets forth, for the periods indicated, certain or our consolidated quarterly financial information. This information is derived from our unaudited financial statements, which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods. This information should be read in conjunction with our Financial Statements included elsewhere in this Prospectus. The results for any quarter are not necessarily indicative of results for any future period.

                                 Nine Months Ended
                                 September 30, 2001         Year Ended December 30, 2000         Year Ended December 31, 1999
                             -------------------------   ----------------------------------   ----------------------------------
                              Third   Second    First    Fourth    Third   Second    First    Fourth    Third   Second    First
                             Quarter  Quarter  Quarter   Quarter  Quarter  Quarter  Quarter   Quarter  Quarter  Quarter  Quarter
                             -------  -------  -------   -------  -------  -------  -------   -------  -------  -------  -------
                                                           (In thousands, except per share data)

Interest income              $ 8,080  $ 7,820  $ 8,067   $ 7,982  $ 7,333  $ 6,310  $ 5,206   $ 4,888  $ 4,350  $ 3,865  $ 3,459
Interest expense               4,564    4,751    4,844     4,695    4,191    3,378    2,680     2,481    2,207    1,996    1,797
                             -------  -------  -------   -------  -------  -------  -------   -------  -------  -------  -------

Net interest income            3,516    3,069    3,223     3,287    3,142    2,932    2,526     2,407    2,143    1,869    1,662
Provision for loan losses        625      440      435       350      370      540      220       390      280      210      255
                             -------  -------  -------   -------  -------  -------  -------   -------  -------  -------  -------

Net interest income after
  provision for loan losses    2,891    2,629    2,788     2,937    2,772    2,392    2,306     2,017    1,863    1,659    1,407
Non-interest income              784    1,001      832       648      570      600      380       326      200      159       90
Non-interest expense           2,890    2,738    2,676     2,542    2,281    2,080    1,820     1,693    1,571    1,398    1,230
                             -------  -------  -------   -------  -------  -------  -------   -------  -------  -------  -------

Income before income taxes       785      892      944     1,043    1,061      912      866       650      492      420      267
Income taxes                     278      285      356       394      401      345      326       100       88       70       35
                             -------  -------  -------   -------  -------  -------  -------   -------  -------  -------  -------

Net income                   $   507  $   607  $   588   $   649  $   660  $   567  $   540   $   550  $   404  $   350  $   232
                             =======  =======  =======   =======  =======  =======  =======   =======  =======  =======  =======

Per share data (1):
  Net income:
     Basic                   $   .06  $   .07  $   .07   $   .08  $   .09  $   .07  $   .07   $   .07  $   .05  $   .05  $   .03
     Diluted                     .06      .07      .07       .08      .08      .07      .07       .07      .05      .04      .03
  Common stock price:
     High                    $  7.62  $  7.86  $  8.57   $  8.69  $  9.09  $  9.09  $  9.52   $ 11.90  $ 15.15  $ 15.58  $ 12.21
     Low                        5.52     6.90     7.02      6.49     6.49     6.49     7.79      8.44     9.96    11.04    10.01

         (1) Per share data has been adjusted to reflect the dilutive effect of the two-for-one stock split in 1999, a stock split effected in the form of a 10% stock dividend in 2000 and a 5% stock dividend declared August 23, 2001, which was distributed on October 15, 2001.

                     IMPACT OF INFLATION AND CHANGING PRICES

         A commercial bank has an asset and liability structure that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of its assets are monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

                        RECENT ACCOUNTING PRONOUNCEMENTS

         In July 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards requiring balance sheet recognition of all derivative instruments at fair value. SFAS No. 133 was subsequently amended by SFAS No. 137 in June 1999 and by SFAS No. 138 in June 2000. The statement, as amended, specifies that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivative gains and losses to either offset related results on hedged items in the income statement or be accumulated in other comprehensive income. The statement is effective for fiscal years beginning after June 15, 2000. The adoption of this statement on January 1, 2001 did not materially affect our financial statements.

         In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 is a replacement of SFAS No. 125, although SFAS No. 140 carried forward most of the provisions of SFAS No. 125 without change. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitizations, retained interests, and collateral received and pledged in reverse repurchase agreements for fiscal years ending after December 15, 2000. The new statement eliminates the prior requirement to record collateral received under certain securities financing transactions and requires reclassification in the balance sheet of assets pledged under certain conditions. The adoption of SFAS No. 140 did not have a significant impact on our financial statements.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 requires that all intangible assets, including goodwill that results from business combinations, be periodically (at least annually) evaluated for impairment, with any resulting impairment loss being charged against earnings. Also, under SFAS No. 142, goodwill resulting from any business combination accounted for according to SFAS No. 141 will not be amortized, and the amortization of goodwill related to business combinations entered into prior to June 30, 2001 will be discontinued effective, for the bank, January 1, 2002. We have not had any business combination transactions and we have no recorded goodwill. Accordingly, the adoption of the provisions of SFAS No. 141 and SFAS No. 142 effective January 1, 2002, will not affect our financial statements.

                                    BUSINESS

WHO WE ARE

      Southern Community Financial Corporation is the holding company for Southern Community Bank and Trust. The bank commenced operations on November 18, 1996 and effective October 1, 2001 became a wholly-owned subsidiary of the newly formed holding company. We are based in Winston-Salem, North Carolina which is located in the north central region of the state, an area also known as the Piedmont Triad. The Piedmont Triad area includes the cities of Winston-Salem, Greensboro and High Point.

      At September 30, 2001, we had total assets of $439.5 million, loans of $326.7 million, deposits of $359.1 million, and shareholders' equity of $42.2 million. We had net income of $1.7 million and $1.8 million and diluted earnings per share of $.20 and $.22 for the nine months ended September 30, 2001 and 2000, respectively. We had net income of $2.4 million and $1.5 million and diluted earnings per share of $.30 and $.19 for the years ended December 31, 2000 and 1999, respectively.

      We have been, and intend to remain, a community-focused financial institution offering a full range of financial services to individuals, businesses and nonprofit organizations in the communities we serve. Our banking services include checking and savings accounts; commercial, installment, mortgage, and personal loans; safe deposit boxes; and other associated services to satisfy the needs of our customers. In addition, to more fully serve the specialized needs of certain commercial and retail customers, the bank has established four subsidiaries as described below.

      In our five years of existence we have accomplished the following:


      - Assembled an management team with knowledge of our local markets and over 100 years of banking experience;


      - Registered 14 consecutive quarters of profitability after becoming profitable in our seventh quarter of operation;

      - Established seven branch offices including four in Winston-Salem and one each in Clemmons, Kernersville and Yadkinville which have generated $359.1 million of deposits as of September 30, 2001;

      - Focused on growing internally reaching total assets of $439.5 million as of September 30, 2001 without any acquisitions;


      - Created four subsidiaries of the bank, each managed by professionals with substantial previous experience in their discipline:


            Southern Credit Services, Inc. which is engaged in the business of accounts receivable financing;

            Southern Investment Services, Inc., which provides investment brokerage services;

            Southeastern Acceptance Corporation, a consumer finance agency with offices in Winston-Salem and Mt. Airy, North Carolina; and

            VCS Management, LLC, the managing general partner of Venture Capital Solutions, L.P., a small business investment company in which the bank is an investor, with offices in Winston-Salem, North Carolina and Atlanta, Georgia.

      - Received regulatory approval during August, 2001 for trust powers and expect to soon begin offering trust services including investment management, administration and advisory services primarily for individuals, partnerships and corporations;


      - Increased our equity to $42.2 million as a result of our initial public offering which raised $12 million, two secondary stock offerings in February 1998 and January 2001, raising $18.7 million and $4.9 million respectively, and the retention of earnings;



      - Listed our common stock on the Nasdaq National Market System on January 2, 2002; and


      - Implemented a strong credit culture. As of September 30, 2001, our non-performing assets totaled $1.2 million or 0.37% of total loans and our allowance for loan losses was $5.0 million or 1.50% of total loans and 527% of non-performing loans.


      The website for the bank is www.smallenoughtocare.com. The bank is a member of the Federal Reserve System and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The address of our principal executive office is 4701 Country Club Road, Winston-Salem, North Carolina 27104 and our telephone number is (336) 768-8500. Our common stock is currently traded on the Nasdaq National Market System under the symbol "SCMF".



OUR MARKET AREA

      We consider our primary market area to be the Piedmont Triad area of North Carolina including Winston-Salem and the cities of Clemmons, Kernersville (all in Forsyth County) and Yadkinville (Yadkin County), North Carolina, and to a lesser extent, adjoining counties. We opened the Clemmons and Kernersville branches during 2000. We plan to open an additional branch in east Winston-Salem during 2002. We expect our presence in the Piedmont Triad market area to increase in the future, however presently, Forsyth and Yadkin Counties represent our primary market area.

      The Piedmont Triad is a 12 county region located in the north central Piedmont of North Carolina and is named for the three largest cities in the region, Winston-Salem, Greensboro and High Point. The region has one fifth of the state's population and one fifth of its labor force. Manufacturing (26%) and services (24%) are the two largest employment sectors. In 1999, the Piedmont Triad region generated approximately $1.1 billion in new and expanded industry investment and 7,265 new jobs.

      Forsyth and Yadkin Counties are part of the largest Metropolitan Statistical Area located entirely in North Carolina. The MSA is also one of the top 50 in the country in both total population and number of households. Forsyth County has an estimated population of 306,067in 2000 and Yadkin County was estimated at 36,348 in 2000. Winston-Salem is the largest city in Forsyth County and the fourth largest city in North Carolina with an estimated population of over 173,000. Forsyth County is the economic hub of northwest North Carolina. The median family income in 1999 was over $45,000, over 14% higher than the national figure and over 17% higher than the state figure. Forsyth County has a very balanced and diversified economy. Approximately 99.4% of the work force is employed in nonagricultural wage and salary positions. The major employment sectors in 1999 were trade (22.5%), services (29.4%), manufacturing (21.1%), finance, communications and utilities (13.2%), government (9.1%) and construction (4.2%).


      There has been significant consolidation of banking institutions in this market area. One of the two largest regional commercial banks in North Carolina with its headquarters in Winston-Salem, with assets in excess of ten billion dollars, recently merged with a financial institution in another city in North Carolina. Another community bank, headquartered in Kernersville, also recently announce a proposal to be acquired by a financial institution in another county. We expect this consolidation to offer significant opportunities for growth in our market area.

      The bank serves our market area through seven full service branch locations, including four branches located in Winston-Salem. Our television and radio advertising has extended into this market area for several years, providing the bank name recognition in the Piedmont Triad area. The bank's customers may access various banking services through eight ATMs owned by the bank and ATMs owned by others, through debit cards, and through the bank's automated telephone and internet electronic banking products. These products allow the bank's customers to apply for loans, access account information and conduct various transactions from their telephones and computers.

BUSINESS STRATEGY

      We established our bank with the objective of becoming a vital, long-term player in our markets with a reputation for quality customer service provided by a financially sound organization. Our business strategy is to operate as an institution that is:

      -  Well-capitalized;
      -  Strong in asset quality;
      -  Profitable;
      -  Independent;
      -  Customer-oriented; and
      -  Connected to our community.

      A commitment to customer service is at the foundation of our approach. Our commitment is to put our customers first and we believe it differentiates us from our competitors. Making good quality, profitable loans, which result in a long-standing relationship with our borrowers will continue to be a cornerstone of our strategy. We intend to leverage the core relationships we build by providing a variety of services to our customers. With that focus, we target:

      - Small and medium sized business, and the owners and managers of these entities;
      -  Professional and middle managers of locally based companies;
      -  Residential real estate developers; and
      -  Individual consumers.

      We intend to grow our franchise through new and existing relationships developed by our management team, by taking advantage of the opportunity to acquire new relationships resulting from recent significant consolidation among banks in our markets, including Wachovia Corporation and First Union Corporation, and by expanding to contiguous areas through de novo entry and potentially through acquisitions which make strategic and economic sense.

      We also intend to continue to diversify our revenue in order to generate non-interest income. These efforts have included the formation of our investment brokerage subsidiary, our mortgage loan department, and our small business investment company manager (which generates management fees in addition to interest income on its investments) and the creation of our trust department. For the nine months ended September 30, 2001 our non-interest income represented 21% of our total revenue. We believe that the profitability of these added businesses and services, not just revenue generated, is critical to our success.

      Key aspects of our strategy and mission include:

      - To provide community-oriented banking services by delivering a broad range of financial services to our customers through responsive service and communication;

      - To form a partnership with our customers whereby our decision making and product offerings are geared toward their best long-term interests;

      - To be recognized in our community as long-term players with employees, stockholders and board members committed to that effort; and

      - To be progressive in our adoption of new technology so that we can provide our customers access to products and services that meet their needs for convenience and efficiency.

      Our belief is that this way of doing business will build a profitable corporation and shareholder value. We want to consistently reward our shareholders for their investment and trust in us.

SUBSIDIARIES

      The bank operates four subsidiaries that provide financial services in addition to those offered directly by the bank. Each subsidiary is described below.


      Southern Credit Services, Inc. was established in July 1997 and is engaged in the business of accounts receivable financing. It either lends money using the accounts receivable as collateral or purchases the accounts receivable at a discount. Its office is located at our main headquarters building in Winston-Salem. Southern Credit has six employees and total assets of $16.1 million as of September 30, 2001. For the nine months ended September 30, 2001, its revenues were $1,380,000, which represented 5.2% of total consolidated revenue.



      Southern Investment Services, Inc. was established March 1999 and, through an unaffiliated broker dealer, provides customers of the bank with securities products and services. Through this arrangement, Southern Investment Services earns revenues through commission sharing from the unaffiliated broker dealer. Southern Investment Services employs one licensed securities representative and for the nine months ended September 30, 2001 generated net fee income of $143 thousand or 0.5% of total consolidated revenue.



      Southeastern Acceptance Corporation was established in December 1999 as a consumer finance agency. Southeastern Acceptance offers a full line of automobile and personal loans through its two offices in Winston-Salem and Mt. Airy as well as through relationships with automobile dealers in its markets. Southeastern Acceptance has eight employees and $7.9 million of loans outstanding as of September 30, 2001 and for the nine months ended September 30, 2001, its revenues were $1,222,000 or 4.6% of total consolidated revenue.



      VCS Management, LLC was formed in March 2000 as the managing general partner of Venture Capital Solutions, L.P., a small business investment company licensed by the Small Business Administration. Southern Community Bank and Trust has $1.7 million invested in the partnership which has a total of $10 million of committed capital from various private investors including the bank. The partnership can also borrow funds on a non-recourse basis from the Small Business Administration to increase its capital available for investment. The partnership makes investments in the form of subordinated debt and earns revenue through interest received on its investments and potentially through gains realized from warrants that it receives in conjunction with its debt investments. The bank shares in any earnings of the partnership through its investment in the partnership. VCS Management earns management fees for managing the investment activities of the partnership. For the nine months ended September 30, 2001 VCS Management earned $425 thousand of fee income, representing 1.6% of total consolidated revenue.

LENDING ACTIVITIES

         General. We provide to our customers residential, commercial and construction loans secured by real estate, as well as a full range of short- to medium-term commercial and industrial, Small Business Administration guaranteed, Farmers Home Administration guaranteed and personal loans, both secured and unsecured. We have implemented loan policies and procedures that establish the basic guidelines governing our lending operations. Generally, those guidelines address the types of loans that we seek, our target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by our Board of Directors. We supplement our supervision of the loan underwriting and approval process with periodic loan audits by internal loan examiners and outside professionals experienced in loan review work. We have focused our lending activities on the types of loans that we believe will be most in demand by our target customers, as presented in the loan portfolio composition tables below:

                                             At September 30,                      At December 31,
                                         -----------------------  -------------------------------------------------
                                                  2001                      2000                     1999
                                         -----------------------  -----------------------   -----------------------
                                                        Percent                  Percent                   Percent
                                           Amount      of Total     Amount      of Total      Amount      of Total
                                         ----------   ----------  -----------  ----------   ----------  -----------
                                                                   (Dollars in thousands)
Residential mortgage loans               $   94,539        28.5%  $    84,280       29.9%   $   65,399        32.6%
Commercial mortgage loans                    80,312        24.2%       59,410       21.0%       38,293        19.1%
Construction loans                           60,776        18.3%       52,800       18.7%       32,427        16.2%
Commercial and industrial loans              70,612        21.3%       60,280       21.4%       44,563        22.3%
Loans to individuals                         25,468         7.7%       25,391        9.0%       19,630         9.8%
                                         ----------   ----------  -----------  ----------   ----------  -----------

Subtotal                                    331,707       100.0%      282,161      100.0%      200,312       100.0%
                                                      ==========               ==========               ===========

Less:  Allowance for loan losses             (4,979)                   (4,283)                  (3,013)
                                         ----------               -----------               ----------

Net loans                                $  326,728               $   277,878               $  197,299
                                         ==========               ===========               ==========

                                                                       At December 31,
                                                      ------------------------------------------------
                                                               1998                     1997
                                                      -----------------------  -----------------------
                                                                    Percent                  Percent
                                                        Amount      of Total     Amount      of Total
                                                      ----------  -----------  ----------   ----------
                                                                   (Dollars in thousands)
Residential mortgage loans                            $   41,261        32.5%  $   16,498        34.4%
Commercial mortgage loans                                 26,077        20.5%       9,081        19.0%
Construction loans                                        16,569        13.0%       5,765        12.0%
Commercial and industrial loans                           30,208        23.8%      11,800        24.6%
Loans to individuals                                      12,980        10.2%       4,793        10.0%
                                                      ----------  -----------  ----------   ----------

Subtotal                                                 127,095       100.0%      47,937       100.0%
                                                                  ===========               ==========

Less:  Allowance for loan losses                          (1,905)                    (725)
                                                      ----------               ----------

Net loans                                             $  125,190               $   47,212
                                                      ==========               ==========

         The following table presents at September 30, 2001 (i) the aggregate maturities of loans in the named categories of our loan portfolio and (ii) the aggregate amounts of such loans, by variable and fixed rates, that mature after one year:

                                              September 30, 2001
                            ----------------------------------------------------
                            Within 1 Year  1-5 Years  After 5 Years      Total
                            -------------  ---------  -------------    ---------
                                             (Dollars in thousands)

Commercial and industrial
  and commercial mortgage   $      54,193  $  67,502  $      29,229    $ 150,924
Real estate - construction         37,414     17,991          5,371(*)    60,776
                            -------------  ---------  -------------    ---------

                  Total     $      91,607  $  85,493  $      34,600    $ 211,700
                            =============  =========  =============    =========

Fixed rate loans                                                       $  67,048
Variable rate loans                                                       53,045
                                                                       ---------

                                                                       $ 120,093
                                                                       =========

(*) Consists principally of real estate construction loans which were provided permanent financing following completion of the construction phase.

         Real Estate Loans. Real estate loans represent our greatest concentration of loans, and are divided into three categories: residential mortgage, commercial mortgage, and construction loans. We make real estate loans for purchasing, constructing and refinancing one to four family, five or more family and commercial properties. We also make loans secured by real estate to commercial and individual borrowers who use the loan proceeds for other purposes. Our real estate loans totaled $235.6 million at September 30, 2001, representing 71.0% of our total loans outstanding. Our loan policy requires appraisal prior to funding a real estate loan and also outlines the policy for requirements for appraisals on renewals.

         We pursue an aggressive policy of evaluation and monitoring on any real estate loan that becomes troubled, including reappraisal when appropriate. We recognize and reserve for potential exposures as soon as we identify them. However, the pace of absorption of real properties is affected both by each property's individual nature and characteristics, the status of the real estate market at the time, general economic conditions and other factors that could adversely affect our volume of non-performing real estate loans and our ability to dispose of foreclosed properties without loss.

         Residential Mortgage Loans. Many of the fixed rate one to four family owner occupied residential mortgage loans that we make are originated for the account of third parties. We provide our customers access to long-term conventional real estate loans through the origination of Federal National Mortgage Association-conforming loans for the account of third parties. Such loans are closed by the third party and therefore are not shown in our financial statements. We receive a fee for each such loan originated, with such fees aggregating $764,000 for the nine months ended September 30, 2001 and $550,000 for the year ended December 31, 2000. We anticipate that we will continue to be an active originator of residential loans for the account of third parties.

         Residential loans are generated through our in-house staff as well as the Bank's existing customer base, referrals from real estate agents and builders, and local marketing efforts. Our lending efforts include the origination of loans secured by first mortgages on one to four family residences and on home equity credit lines. Our residential mortgage loans totaled $94.5 million at September 30, 2001, and included $45.5 million in one-to-four family permanent mortgage loans, $39.2 million in outstanding advances under home equity credit lines, and $9.8 million of other loans secured by residential real estate. Of our residential mortgage loans, 57% have variable rates of interest while 43% have fixed interest rates. Substantially all of our residential mortgage loans are secured by properties located within our market area, although we will make loans secured by properties outside our market area to qualifying existing customers. We believe that the amount of risk associated with this group of loans is mitigated in part due to the type of loans involved. Historically, the amount of losses suffered on this type of loan has been significantly less than those loans collateralized by other types of properties.

         Our one to four family residential loans generally have maturities ranging from 1 to 30 years. These loans are either fully amortizing with monthly payments sufficient to repay the total amount of the loan or amortizing with a balloon feature, typically due in fifteen years or less. We review information concerning the income, financial condition, employment history and credit history when evaluating the creditworthiness of an applicant for a residential mortgage loan.

         Commercial Mortgage Loans. Our commercial mortgage loans equaled $80.3 million at September 30, 2001. These loans are secured principally by commercial buildings for office, retail, manufacturing, storage and warehouse space, and by agricultural properties. Generally in underwriting commercial mortgage loans, we require the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may be in greater amount and involve a greater degree of risk than one to four family residential mortgage loans, and payments on such loans are often dependent on successful operation or management of the properties and the underlying business. We make commercial mortgage loans at both fixed and variable rates for terms generally up to 15 years. Of our commercial mortgage loans, 37% have variable rates of interest while 63% have fixed interest rates.

         Construction Loans. We originate one to four family residential construction loans for the construction of custom homes (where the home buyer is the borrower), and we provide construction financing to builders. We generally receive a pre-arranged permanent financing commitment from an outside banking entity prior to financing the construction of pre-sold homes. We lend to builders who have demonstrated a favorable record of performance and profitable operations and who are building in our market area. We also make commercial real estate construction loans, as noted in the preceding paragraph. We endeavor to limit our construction lending risk through adherence to established underwriting procedures. Also, we generally require documentation of all draw requests and utilize loan officers to inspect the project prior to paying any draw requests from the builder. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment on construction loans. Construction loans aggregated $60.8 million at September 30, 2001.

         Commercial Loans. Commercial business lending is a primary focus of our lending activities. At September 30, 2001, our commercial loan portfolio equaled $70.6 million or 21.3% of total loans. Commercial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. The Bank also makes term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment.

         Commercial loans generally provide greater yields and re-price more frequently than other types of loans, such as real estate loans. More frequent re-pricing means that yields on our commercial loans adjust with changes in interest rates.

         Loans to Individuals. Loans to individuals include automobile loans, boat and recreational vehicle financing, and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. We attempt to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

         Loan Approvals. Our loan policies and procedures establish the basic guidelines governing our lending operations. Generally, the guidelines address the type of loans that we seek, our target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually. We supplement our supervision of the loan underwriting and approval process with periodic loan audits by independent, outside professionals experienced in loan review work.

         Individual lending authorities are established by the Board of Directors as periodically requested by Management. All individual lending authorities are reviewed and approved at least annually by the Board of Directors.

         The Board Loan Committee consists of the President/CEO, EVP of Banking, Managing SVP of Commercial Lending, VP in charge of Credit Administration, and four outside Directors as appointed by the Board of Directors. This Committee meets on a monthly basis to review for approval, all loan requests in excess of $2 million. As of September 30, 2001, the legal lending limit for the Bank was $6.9 million.

COMMITMENTS AND CONTINGENT LIABILITIES

         In the ordinary course of business, we enter into various types of transactions that include commitments to extend credit that are not included in loans receivable as presented on our consolidated balance sheets. We apply the same credit standards to these commitments as we use in all of our lending activities, and we include these commitments in our lending risk evaluations. Our exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. See "Notes to Financial Statements."

                                  ASSET QUALITY

         We consider asset quality to be of primary importance. We employ a formal internal loan review process to ensure adherence to the Lending Policy as approved by the Board of Directors. It is the responsibility of each lending officer to assign an appropriate risk grade to every loan originated. Credit Administration, through the loan review process, validates the accuracy of the initial risk grade assessment. In addition, as a given loan's credit quality improves or deteriorates, it is Credit Administration's responsibility to change the borrowers risk grade accordingly. The function of determining the allowance for loan losses is fundamentally driven by the risk grade system. As part of the loan review function, we use a third party assessment group to review the underwriting documentation and risk grading analysis. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. We also give consideration to historical loan loss experience, the value and adequacy of collateral, economic conditions in our market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management's estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.

         Our policy in regard to past due loans normally requires a prompt charge-off to the allowance for loan losses following timely collection efforts and a thorough review. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized and the possibility of future losses is considered in the determination of the allowance for loan losses.

NONPERFORMING ASSETS

         The table sets forth, for the period indicated, information about our nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.


                                    At September 30,                          At December 31,
                                ------------------------    ---------------------------------------------------
                                   2001          2000          2000         1999          1998          1997
                                ----------    ----------    ----------   ----------    ----------    ----------
                                                             (Dollars in thousands)

Nonaccrual loans                $      944    $        7    $      276   $        -    $       15    $        -
Restructured loans                       -             -             -            -             -             -
                                ----------    ----------    ----------   ----------    ----------    ----------

  Total nonperforming loans            944             7           276            -            15             -

Real estate owned                      268             -             4            -             -             -
                                ----------    ----------    ----------   ----------    ----------    ----------

  Total nonperforming assets    $    1,212    $        7    $      280   $        -    $       15    $        -
                                ==========    ==========    ==========   ==========    ==========    ==========

Accruing loans past due
  90 days or more               $       92    $        6    $       15   $        7    $        -    $        2
Allowance for loan losses            4,979         3,976         4,283        3,013         1,905           725
Nonperforming loans to
  period end loans                    .28%          .00%          .10%         .00%          .01%          .00%
Allowance for loan losses
  to period end loans                1.50%         1.54%         1.52%        1.50%         1.50%         1.51%
Allowance for loan losses
  to nonperforming loans              527%       58,514%        1,552%           NM       12,700%            NM
Nonperforming assets
  to total assets                     .28%          .00%          .07%         .00%          .01%          .00%


         Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless we place a loan on nonaccrual basis. We account for loans on a nonaccrual basis when we have serious doubts about the collectibility of principal or interest. Generally, our policy is to place a loan on nonaccrual status when the loan becomes past due 90 days. We also place loans on nonaccrual status in cases where we are uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. We accrue interest on restructured loans at the restructured rates when we anticipate that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower's ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by our management in assessing the adequacy of our allowance for loan losses. At September 30, 2001, we had identified no loans as potential problem loans.

         At September 30, 2001, we had $944,000 of nonaccrual loans. The largest nonaccrual balance to any one borrower was $348,000, with the average balance for the seven nonaccrual loans being $$135,000. Interest on nonaccrual loans foregone was approximately $50,000 for the nine months ended September 30, 2001 and $4,000 for the year ended December 31, 2000.

         Real estate owned consists of foreclosed, repossessed and idled properties. At September 30, 2001 real estate owned totaled $276,000 or .06% of total assets, and consisted of one single family residence. We have reviewed a recent appraisal of this property and believe that its fair value, less estimated costs to sell, exceeds its carrying value.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

         Our allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. We increase our allowance for loan losses by provisions charged to operations and by recoveries of amounts previously charged off, and we reduce our allowance by loans charged off. We evaluate the adequacy of the allowance at least quarterly. In addition, on a quarterly basis our board of directors reviews our loan portfolio, conducts an evaluation of our credit quality and reviews our computation of the loan loss provision, recommending changes as may be required. In evaluating the adequacy of the allowance, we consider the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors deriving from our limited history of operations. Because we have a limited history of our own, we also consider the loss experience and allowance levels of other similar banks and the historical experience encountered by our management and senior lending officers prior to joining us. In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to make additions for estimated losses based upon judgments different from those of our management.

         We use our risk grading program, as described under "ASSET QUALITY," to facilitate our evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers, reviewed by Credit Administration, and tested by our internal auditor and by an independent third party review firm. The testing program includes an evaluation of a sample of new loans, large loans, loans that are identified as having potential credit weaknesses, loans past due 90 days or more, and nonaccrual loans. We strive to maintain our loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of our market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. We have no foreign loans and we do not engage in significant lease financing or highly leveraged transactions.

         We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower's ability to repay, the borrower's payment history and the current delinquent status. As a result of this process, certain loans are categorized as substandard, doubtful or loss and reserves are allocated based on management's judgment and historical experience.

         Loans classified as "substandard" are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected. A reserve of 20% is generally allocated to these loans. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. A reserve of 50% is generally allocated to loans classified as doubtful. Loans classified as "loss" are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, we also categorize loans based upon risk grade and loan type, assigning an allowance allocation based upon each category.

         Growth in loans outstanding has, throughout our history, been the primary reason for increases in our allowance for loan losses and the resultant provisions for loan losses necessary to provide for those increases. This growth has been spread among our major loan categories, with the concentrations of major loan categories being relatively consistent in recent years. Between December 31, 1998 and September 30, 2001, the range of each major category of loans as a percentage of total loans outstanding is as follows: residential mortgage loans - 28.5% to 32.5%; commercial mortgage loans - 19.1% to 24.2%; construction loans - 13.0% to 18.7%; commercial and industrial loans - 21.3% to 23.8%; and loans to individuals - 7.7% to 10.2%. For all full fiscal years through 2000, our loan loss experience was similar to that of other new banks, with net loan charge-offs in each year of less than .10% of average loans outstanding. On an annualized basis, our percentage of net loan charge-offs to average loans outstanding was .35% for the nine months ended September 30, 2001 as compared with .10% for the nine months ended September 30, 2000. The higher level of net loan charge-offs during the nine months ended September 30, 2001 was a significant factor contributing to the increased provision for loan losses for that period as compared with the same period in 2000. Our allowance for loan losses at September 30, 2001 of $5 million represents 1.50% of total loans and 527% of nonperforming loans.

         The allowance for loan losses represents management's estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. We make specific allowances that are allocated to certain individual loans and pools of loans based on risk characteristics, as discussed below. In addition to the allocated portion of the allowance for loan losses, we maintain an unallocated portion that is not assigned to any specific category of loans. This unallocated portion is intended to reserve for the inherent risk in the portfolio and the intrinsic inaccuracies associated with the estimation of the allowance for loan losses and its allocation to specific loan categories. While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our portfolio, will not require an increase in our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

         The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future losses may occur.

                             At or for the nine months ended September 30,                   At December 31,
                            ----------------------------------------------    ----------------------------------------------
                                    2001                     2000                      2000                   1999
                            ---------------------    ---------------------    ---------------------    ---------------------
                                       % of Total               % of Total               % of Total               % of Total
                             Amount     Loans (1)     Amount     Loans (1)     Amount     Loan (1)      Amount     Loan (1)
                            --------   ----------    --------   ----------    --------   ----------    --------   ----------
                                                          (Dollars in thousands)

Residential mortgage loans  $    400        28.5%    $    350        30.1%    $    350        29.9%    $    125        32.6%
Commercial mortgage loans        725        24.2%         625        21.6%         525        21.0%         425        19.1%
Construction loans             1,050        18.3%         800        17.1%         900        18.7%         750        16.2%
Commercial and
  industrial loans             1,100        21.3%       1,050        22.0%         900        21.4%         725        22.3%
Loans to individuals             800         7.7%         400         9.2%         650         9.0%         225         9.8%
Unallocated                      904           -%         751           -%         958           -%         763           -%
                            --------   ----------    --------   ----------   ---------   ----------    --------   ----------

    Total                   $  4,979       100.0%    $  3,976       100.0%   $   4,283       100.0%    $  3,013       100.0%
                            ========   ==========    ========   ==========   =========   ==========    ========   ==========

                                                                  At December 31,
                                                   ---------------------------------------------
                                                            1998                      1997
                                                    --------------------   ---------------------
                                                              % of Total              % of Total
                                                    Amount     Loans (1)    Amount     Loan (1)
                                                   --------   ----------   --------   ----------
                                                                 (Dollars in thousands)

Residential mortgage loans                         $    125        32.5%   $     50        34.4%
Commercial mortgage loans                               375        20.5%         70        19.0%
Construction loans                                      250        13.0%        100        12.0%
Commercial and
  industrial loans                                      450        23.8%        160        24.6%
Loans to individuals                                    225        10.2%        100        10.0%
Unallocated                                             480           -%        245           -%
                                                   --------   ----------   --------   ----------

    Total                                          $  1,905       100.0%   $    725       100.0%
                                                   ========   ==========   ========   ==========

(1) Represents total of all outstanding loans in each category as a percent of total loans outstanding.

         The following table presents for the periods indicated information regarding changes in our allowance for loan losses:

                                 At or for the Nine Months
                                    Ended September 30,           At or for the Years Ended December 31,
                                ------------------------   ----------------------------------------------------
                                   2001          2000          2000         1999          1998          1997
                                ----------    ----------    ----------   ----------    ----------    ----------
                                                              (Dollars in thousands)

Balance at beginning of period  $    4,283    $    3,013    $    3,013   $    1,905    $      725    $       75

Charge-offs:
  Residential mortgage loans             -             -             -           28             -             -
  Construction loans                     -             -             -            -            20             -
  Commercial and industrial
    loans                              272           122           122            5             -             -
  Loans to individuals                 560            45            90           14             2             -
                                ----------    ----------    ----------   ----------    ----------    ----------

      Total charge-offs                832           167           212           47            22             -
                                ----------    ----------    ----------   ----------    ----------    ----------

Recoveries:
  Construction loans                     -             -             -           20             -             -
  Commercial and industrial
    loans                               17             -             1            -             -             -
  Loans to individuals                  11             -             1            -             2             -
                                ----------    ----------    ----------   ----------    ----------    ----------

      Total recoveries                  28             -             2           20             2             -
                                ----------    ----------    ----------   ----------    ----------    ----------

Net charge-offs                        804           167           210           27            20             -

Provision for loan losses            1,500         1,130         1,480        1,135         1,200           650
                                ----------    ----------    ----------   ----------    ----------    ----------

Balance at end of period        $    4,979    $    3,976    $    4,283   $    3,013    $    1,905    $      725
                                ==========    ==========    ==========   ==========    ==========    ==========

Total loans outstanding         $  331,707    $  265,815    $  282,161   $  200,312    $  127,095    $   47,937

Average loans outstanding       $  308,549    $  230,325    $  240,888   $  160,718    $   89,442    $   26,593

Allowance for loan losses
  to loans outstanding               1.50%          1.54%        1.52%        1.50%          1.50%        1.51%

Ratio of net loan charge-offs
   to average loans
   outstanding                        .35%           .10%         .09%         .02%           .02%         .00%

INVESTMENT ACTIVITIES

         Our investment portfolio plays a primary role in management of interest rate sensitivity and, therefore, is managed in the context of the overall balance sheet. The securities portfolio generates a substantial percentage of our interest income and serves as a necessary source of liquidity. We account for investment securities as follows:

                  o Held to Maturity. Debt securities for which we have the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

                  o Available for Sale. Debt and equity securities that will be held for indefinite periods of time, including securities that we may sell in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. We carry these investments at market value, which we generally determine using published quotes as of the close of business. Unrealized gains and losses are excluded from our earnings and are reported, net of applicable income tax, as a component of accumulated other comprehensive income or loss in stockholders' equity until realized.

         Management attempts to deploy investable funds into instruments that are expected to increase the overall return of the portfolio given the current assessment of economic and financial conditions, while maintaining acceptable levels of capital, interest rate and liquidity risk.

         The following table summarizes the amortized costs, gross unrealized gains and losses and the resulting market value of securities at the dates indicated:

                                                                      Gross            Gross
                                                   Amortized        Unrealized       Unrealized          Market
                                                      Cost             Gains            Losses            Value
                                                 -------------     -------------    -------------     -------------
                                                                       (Dollars in thousands)
SEPTEMBER 30, 2001
------------------
   Securities available for sale:
     U.S. Government agencies                    $      25,168     $       1,444    $           -     $      26,612
     Mortgage-backed securities                          4,843               193                -             5,036
     Other                                               2,926                 -                -             2,926
                                                 -------------     -------------    -------------     -------------
                                                 $      32,937     $       1,637    $           -     $      34,574
                                                 =============     =============    =============     =============

   Securities held to maturity:
     U.S. Government agencies                    $      42,000     $       1,091    $           -     $      43,091
     Mortgage-backed                                     1,245                37                -             1,282
                                                 -------------     -------------    -------------     -------------
                                                 $      43,245     $       1,128    $           -     $      44,373
                                                 =============     =============    =============     =============
DECEMBER 31, 2000
-----------------
   Securities available for sale:
     U.S. Government agencies                    $      31,663     $         480    $          50     $      32,093
     Mortgage-backed securities                          5,970                83                6             6,047
     Other                                                 865                 -                -               865
                                                 -------------     -------------    -------------     -------------
                                                 $      38,498     $         563    $          56     $      39,005
                                                 =============     =============    =============     =============

   Securities held to maturity:
     U.S. Government agencies                    $      18,535     $         196    $          34     $      18,697
     Mortgage-backed                                     1,709                19                6             1,722
                                                 -------------     -------------    -------------     -------------
                                                 $      20,244     $         215    $          40     $      20,419
                                                 =============     =============    =============     =============
DECEMBER 31, 1999
-----------------
   Securities available for sale:
     U.S. Government agencies                    $      17,575     $           -    $         283     $      17,292
     Mortgage-backed securities                          4,630                 -              151             4,479
                                                 -------------     -------------    -------------     -------------
                                                 $      22,205     $           -    $         434     $      21,771
                                                 =============     =============    =============     =============

   Securities held to maturity:
     U.S. Treasury                               $         998     $           2    $           -     $       1,000
     U.S. Government agencies                           11,534                 -              254            11,280
     Mortgage-backed                                     1,640                 -               38             1,602
                                                 -------------     -------------    -------------     -------------
                                                 $      14,172     $           2    $         292     $      13,882
                                                 =============     =============    =============     =============

         The following table summarizes the amortized cost and recorded and market values of securities available-for-sale and held-to-maturity at September 30, 2001, by contractual maturity groups:

                      Securities Available for Sale  Securities Held to Maturity
                      -----------------------------  ---------------------------
                      Amortized            Market    Amortized          Market
                         Cost              Value       Cost             Value
                      ---------          ----------  ---------        ----------
                                         (Dollars in thousands)
Amounts maturing:
  Within One Year     $   4,500          $    4,556  $   1,000        $    1,008
  One to Five Years       8,290               8,668      7,655             8,000
  Five to Ten Years      17,221              18,424      4,590             4,849
  Over Ten Years          2,926               2,926     30,000            30,516
                      ---------          ----------  ---------        ----------

    Total             $  32,937          $   34,574  $  43,245        $   44,373
                      =========          ==========  =========        ==========


         The following table presents the carrying values, intervals of maturities or repricings, and weighted average yields of our investment portfolio at September 30, 2001:

                                                                  Repricing or Maturing
                                             --------------------------------------------------------------
                                             Less than      One to       Five to     Over ten
                                             one year     five years    ten years      years        Total
                                             ---------    ----------    ---------    ---------    ---------
                                                                 (Dollars in thousands)
Securities available for sale:
-----------------------------
  U.S. government agencies
    Balance                                  $   4,556    $    8,365    $  13,691    $       -    $  26,612
    Weighted average yield                       5.39%         6.44%        6.56%            -        6.32%

  Mortgage-backed securities
    Balance                                  $       -    $      303    $   4,733    $       -    $   5,036
    Weighted average yield                           -         5.57%        6.28%            -        6.24%

  Other securities
    Balance                                  $       -    $        -    $       -    $   2,926    $   2,926
    Weighted average yield                           -             -            -        3.28%        3.28%

  Total
    Balance                                  $   4,556    $    8,668    $  18,424    $   2,926    $  34,574
    Weighted average yield                       5.39%         6.41%        6.49%        3.28%        6.05%

Securities held to maturity:
---------------------------
  U.S. Government agencies
    Balance                                  $   1,000    $    7,000    $   4,000    $  30,000    $  42,000
    Weighted average yield                       5.02%         6.68%        6.88%        7.01%        6.90%

  Mortgage-backed securities
    Balance                                  $       -    $      655    $     590    $       -    $   1,245
    Weighted average yield                           -         5.57%        7.25%            -        6.37%

  Total
    Balance                                  $   1,000    $    7,655    $   4,590    $  30,000    $  43,245
    Weighted average yield                       5.02%         6.59%        6.93%        7.01%        6.88%

         We do not engage in, nor do we presently intend to engage in, securities trading activities and therefore we do not maintain a trading account.

         At September 30, 2001, there were no securities of any issuer (other than governmental agencies) that exceeded 10% of the Bank's stockholder's equity.

         A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or reference rate. These instruments primarily consist of interest rate swaps, caps, floors, financial forward and futures contracts and options written and purchased. Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties and do not represent amounts to be exchanged between parties and are not a measure of financial risks. Credit risk arises when amounts receivable from a counterparty exceed amounts payable. Throughout most of our history we have not used derivative instruments to manage interest rate sensitivity and net interest income, although our policies provide for their use. We control our risk of loss on derivative contracts by subjecting counterparties to credit reviews and approvals similar to those used in making loans and other extensions of credit. Late in 2000, in anticipation of declining interest rates, we bought an interest rate floor contract with a notional amount of $20 million, which we subsequently sold in 2001. We recognized income aggregating $383,000 on this floor contract in the nine months ended September 30, 2001, including the gain realized upon its disposal in a sale. We currently hold no derivative instruments, although we may use them in the future in situations where we believe their use to be appropriate.

SOURCES OF FUNDS

Deposit Activities

         We provide a range of deposit services, including non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and our desire to increase or decrease certain types or maturities of deposits. We have, on a limited basis, used brokered deposits as a funding source. As of September 30, 2001, we have $2.0 million of brokered deposits. However, we strive to establish customer relations to attract core deposits in non-interest bearing transactional accounts and thus to reduce our costs of funds.

         The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each or our major categories of deposits.

                              Nine Months Ended
                                September 30,                          Year Ended December 31,
                             -------------------   ---------------------------------------------------------------
                                      2001                  2000                 1999                   1998
                             -------------------   -------------------   -------------------   -------------------
                              Average    Average    Average    Average    Average    Average    Average    Average
                              Balance     Rate      Balance      Rate     Balance      Rate     Balance      Rate
                             ---------   -------   ---------   -------   ---------   -------   ---------   -------
                                                          (Dollars in thousands)
Interest bearing NOW and
  money market accounts      $  76,108     3.07%   $  52,144     3.99%   $  43,044     3.42%   $  30,434     4.00%

Time deposits greater than
  $100,000                      96,901     6.26%      68,553     6.25%      47,405     6.04%      24,574     5.92%

Other time deposits            159,197     6.09%     130,752     6.29%      79,621     5.20%      38,747     5.77%
                             ---------             ---------             ---------             ---------

  Total interest bearing
      deposits                 332,206     5.45%     251,449     5.80%     170,070     4.98%      93,755     5.23%

Demand and other non-
  interest-bearing deposits     24,865                20,932                15,548                 7,961
                             ---------             ---------             ---------             ---------

  Total average deposits     $ 357,071     5.07%   $ 272,381     5.36%   $ 185,618     4.57%   $ 101,716     4.82%
                             =========             =========             =========             =========

         The following table presents the amounts and maturities of our certificates of deposit with balances of $100,000 or more at September 30, 2001:
                                                   At September 30, 2001
                                                   ---------------------
                                                       (In thousands)

              Remaining maturity:
                Less than three months                  $     25,143
                Three to twelve months                        61,531
                Over twelve months                             5,430
                                                        ------------

                           Total                        $     92,104
                                                        ============


BORROWINGS

         As an additional source of funding, we use advances from the Federal Home Loan Bank of Atlanta. Outstanding advances at September 30, 2001 were as follows:

                                           Interest
                     Maturity                 Rate            Amount
              ---------------------      ------------     --------------
                                                          (In thousands)

              July 11, 2002                  4.15%         $     10,000
              June 6, 2003                   4.84%               10,000
              June 1, 2004                   5.35%               10,000
              September 19, 2011             4.43%                5,000
                                                           ------------

                                                           $     35,000

         Under collateral agreements with the Federal Home Loan Bank, at September 30, 2001, advances are secured by loans with a carrying amount of $46.7 million, which approximates market value.

         In addition to Federal Home Loan Bank advances, we may purchase federal funds through unsecured federal funds lines of credit with 8 banks aggregating $24 million. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. We had borrowings of $1.0 million outstanding under these lines as of September 30, 2001.

COMPETITION

      The activities we and the bank engage in are highly competitive. Commercial banking in North Carolina is extremely competitive due to state laws which permit state-wide branching. Consequently, many commercial banks have branches located in several communities. One of the largest regional commercial banks in North Carolina, with assets in excess of ten billion dollars, and one savings institution have their headquarters in Winston-Salem. Another community bank is headquartered in Kernersville. As of June 2000, there were 105 branches in Forsyth County operated by twelve commercial banks and one savings institution. Approximately $9.8 billion in deposits are located in Forsyth County. Yadkin County has seven banks with eleven branches and approximately $352.7 million in deposits. Deposits of the bank on that date were $201.7 million in Forsyth County and $66.2 million in Yadkin County. Therefore, in its market area, the bank has significant competition for deposits and loans from other depository institutions.

      Other financial institutions such as savings and loan associations, credit unions, consumer finance companies, insurance companies, brokerage companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Brokerage companies continue to become more competitive in the financial services arena and pose an ever increasing challenge to banks. Legislative changes also greatly affect the level of competition we face. During 1998 federal legislation allowed credit unions to expand their membership criteria and compete more intensely for traditional bank business. Additionally, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 expanded the types of activities in which a bank holding company can engage. Currently, we must compete against some institutions located in the Piedmont Triad area which have capital resources and legal loan limits substantially in excess of those available to us and the bank. We expect competition to continue to be significant.

EMPLOYEES

      At September 30, 2001, the bank employed 120 full time equivalent persons (including our executive officers). None of the employees are represented by any unions or similar groups, and we have not experienced any type of strike or labor dispute. We consider our relationship with our employees to be good. Southern Community Financial Corporation has no employees of its own.

LITIGATION

      We are party to legal proceedings arising in the normal conduct of business. Our management believes that this litigation is not material to our financial position or results of our operations or the operations of the bank.

PROPERTIES

      We currently operate out of seven banking offices, two consumer finance offices, and two operations/administrative offices. All banking offices have ATMs. A summary of our offices is as follows:

                                           Approximate      Year
                                             Square      Established   Owned or
                                             Footage     or Acquired    Leased
                                           -----------   -----------   --------
BANKING OFFICES:
 WINSTON SALEM, NORTH CAROLINA
    4701 Country Club Rd. - Headquarters      5,500          1996       Leased
    3151 Peters Creek Parkway                 2,400          1998       Leased
    225 Hanes Mill Rd                         2,800          2001       Owned
    536 South Stratford Rd                    1,600          1998       Leased

 YADKINVILLE, NORTH CAROLINA
    532 East Main Street                      6,000          1998       Owned

                                           Approximate      Year
                                             Square      Established   Owned or
                                             Footage     or Acquired    Leased
                                           -----------   -----------   --------
 CLEMMONS, NORTH CAROLINA
    2755 Lewisville Clemmons Rd               2,000          2000       Leased

 KERNERSVILLE, NORTH CAROLINA
    104 Harmon Lane                           1,300          2000       Leased

CONSUMER FINANCE OFFICES:
 WINSTON SALEM, NORTH CAROLINA
    1209 Silas Creek Parkway                  2,400          2000       Leased

 MT. AIRY, NORTH CAROLINA
    1201 West Lebanon Street                  1,300          2000       Leased

OPERATIONS AND ADMINISTRATIVE OFFICES:
 WINSTON SALEM, NORTH CAROLINA
    4625 Country Club Rd                      3,200          1998       Owned
    1600 Hanes Mall Blvd                     10,500          2000       Owned

      In addition to the above locations, we have two off site ATMs located at 3484 Robinhood Road, Winston-Salem and at 4575 Yadkinville Road, Pfafftown, North Carolina. We have also committed to the construction or development of a new headquarters, a new branch office and an office that will house our mortgage, trust and brokerage operations. The new headquarters will be a 27,000 square foot facility to be built at a construction cost to us of approximately $2.8 million on land that we acquired for $400,000, and will be located at 4605 Country Club Road, Winston-Salem, North Carolina. The new branch will be a 7,700 square foot facility to be built at a construction cost to us of approximately $950,000 on land that we acquired for $500,000, and will be located at 1207 South Main Street, Kernersville, North Carolina. This new branch in Kernersville will replace our temporary facility there. We expect to move our mortgage, trust and brokerage operations in January 2002 to a leased a facility located at 112 Cambridge Park, Winston-Salem, North Carolina.

      All of our properties, including land, buildings and improvements, furniture, equipment and vehicles, including the land acquisitions described above, had a net book value at September 30, 2001 of $11.1 million.

      Additional banking offices may be opened at later dates if deemed appropriate by the Board of Directors and if regulatory approval can then be obtained. The Board of Directors may acquire property in which a director, directly or indirectly, has an interest. In such event, the acquisition of such facilities shall be approved by a majority of the Board of Directors, excluding any individual who may have such an interest in the property.

                           SUPERVISION AND REGULATION

      Banking is a complex, highly regulated industry. The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress has created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies and the banking industry. The descriptions of and references to the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

SOUTHERN COMMUNITY FINANCIAL CORPORATION

      Southern Community Financial Corporation is a bank holding company that has elected to be treated as a financial holding company. As a bank holding company under the Bank Holding Company Act of 1956, as amended, we are registered with and subject to regulation by the Federal Reserve. We are required to file annual and other reports with, and furnish information to, the Federal Reserve. The Federal Reserve conducts periodic examinations of us and may examine any of our subsidiaries, including the bank.

      The Bank Holding Company Act provides that a bank holding company must obtain the prior approval of the Federal Reserve for the acquisition of more than five percent of the voting stock or substantially all the assets of any bank or bank holding company. In addition, the Bank Holding Company Act restricts the extension of credit to any bank holding company by its subsidiary bank. The Bank Holding Company Act also provides that, with certain exceptions, a bank holding company may not engage in any activities other than those of banking or managing or controlling banks and other authorized subsidiaries or own or control more than five percent of the voting shares of any company that is not a bank. The Federal Reserve has deemed limited activities to be closely related to banking and therefore permissible for a bank holding company.

      However, with the passage of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which became effective on March 11, 2000, the types of activities in which a bank holding company may engage were significantly expanded. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a "financial holding company." A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are "financial in nature." Among the activities that are deemed "financial in nature" are, in addition to traditional lending activities, securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve considers to be closely related to banking.

      A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act prompt corrective action provisions, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities. Southern Community Financial Corporation has elected, and been authorized by the Federal Reserve, to become a financial holding company.

      Under the Modernization Act, the Federal Reserve serves as the primary "umbrella" regulator of financial holding companies, with supervisory authority over each parent company and limited authority over its subsidiaries. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. The Modernization Act also imposes additional restrictions and heightened disclosure requirements regarding private information collected by financial institutions. We cannot predict the full sweep of the new legislation.

      Enforcement Authority. We will be required to obtain the approval of the Federal Reserve prior to engaging in or, with certain exceptions, acquiring control of more than 5% of the voting shares of a company engaged in, any new activity. Prior to granting such approval, the Federal Reserve must weigh the expected benefits of any such new activity to the public (such as greater convenience, increased competition, or gains in efficiency) against the risk of possible adverse effects of such activity (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve has cease-and-desist powers over bank holding companies and their nonbanking subsidiaries where their actions would constitute a serious threat to the safety, soundness or stability of a subsidiary bank. The Federal Reserve also has authority to regulate debt obligations (other than commercial paper) issued by bank holding companies. This authority includes the power to impose interest ceilings and reserve requirements on such debt obligations. A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

      Interstate Acquisitions. Federal banking law generally provides that a bank holding company may acquire or establish banks in any state of the United States, subject to certain aging and deposit concentration limits. In addition, North Carolina banking laws permit a bank holding company which owns stock of a bank located outside North Carolina to acquire a bank or bank holding company located in North Carolina. This type of acquisition may occur only if the North Carolina bank to be directly or indirectly controlled by the out-of-state bank holding company has existed and continuously operated as a bank for a period of at least five years. In any event, federal banking law will not permit a bank holding company to own or control banks in North Carolina if the acquisition would exceed 20% of the total deposits of all federally-insured deposits in North Carolina.

      Capital Adequacy. The Federal Reserve has promulgated capital adequacy regulations for all bank holding companies with assets in excess of $150 million. The Federal Reserve's capital adequacy regulations are based upon a risk based capital determination, whereby a bank holding company's capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company's assets. Different categories of assets are assigned risk weightings and are counted at a percentage of their book value.

      The regulations divide capital between Tier 1 capital (core capital) and Tier 2 capital. For a bank holding company, Tier 1 capital consists primarily of common stock, related surplus, noncumulative perpetual preferred stock, minority interests in consolidated subsidiaries and a limited amount of qualifying cumulative preferred securities. Goodwill and certain other intangibles are excluded from Tier 1 capital. Tier 2 capital consists of an amount equal to the allowance for loan and lease losses up to a maximum of 1.25% of risk weighted assets, limited other types of preferred stock not included in Tier 1 capital, hybrid capital instruments and term subordinated debt. Investments in and loans to unconsolidated banking and finance subsidiaries that constitute capital of those subsidiaries are excluded from capital. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The Tier 1 component must comprise at least 50% of qualifying total capital.

      Every bank holding company has to achieve and maintain a minimum Tier 1 capital ratio of at least 4.0% and a minimum total capital ratio of at least 8.0%. In addition, banks and bank holding companies are required to maintain a minimum leverage ratio of Tier 1 capital to average total consolidated assets (leverage capital ratio) of at least 3.0% for the most highly-rated, financially sound banks and bank holding companies and a minimum leverage ratio of at least 4.0% for all other banks. The Federal Deposit Insurance Corporation and the Federal Reserve define Tier 1 capital for banks in the same manner for both the leverage ratio and the risk-based capital ratio. However, the Federal Reserve defines Tier 1 capital for bank holding companies in a slightly different manner. As of September 30, 2001, our Tier 1 leverage capital ratio and total capital were ___% and ____%, respectively.

      The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory level, without significant reliance on intangible assets. The guidelines also indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio" in evaluating proposals for expansion or new activities. The Tangible Tier 1 Leverage Ratio is the ratio of Tier 1 capital, less intangibles not deducted from Tier 1 capital, to quarterly average total assets. As of September 30, 2001, the Federal Reserve had not advised us of any specific minimum Tangible Tier 1 Leverage Ratio applicable to us.

      Source of Strength for Subsidiaries. Bank holding companies are required to serve as a source of financial strength for their depository institution subsidiaries, and, if their depository institution subsidiaries become undercapitalized, bank holding companies may be required to guarantee the subsidiaries' compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

      Dividends. As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, our ability to pay cash dividends depends upon the cash dividends we receive from our subsidiary bank. Our only source of income is dividends paid by the bank. We must pay all of our operating expenses from funds we receive from the bank. Therefore, shareholders may receive dividends from us only to the extent that funds are available after payment of our operating expenses. In addition, the Federal Reserve generally prohibits bank holding companies from paying dividends except out of operating earnings, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. We expect that, for the foreseeable future, any dividends paid by the bank to us will likely be limited to amounts needed to pay any separate expenses of Southern Community Financial Corporation and/or to make required payments on our debt obligations, including the convertible debentures which will fund the interest payments on the convertible preferred securities.

      Change of Control. State and federal banking law restrict the amount of voting stock of the bank that a person may acquire without the prior approval of banking regulators. The Bank Holding Company Act requires that a bank holding company obtain the approval of the Federal Reserve before it may merge with a bank holding company, acquire a subsidiary bank, acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of that bank or bank holding company. The overall effect of such laws is to make it more difficult to acquire us by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, our shareholders may be less likely to benefit from rapid increases in stock prices that often result from tender offers or similar efforts to acquire control of other types of companies.

THE BANK

      The bank is subject to various requirements and restrictions under the laws of the United States and the State of North Carolina. As a North Carolina bank, our subsidiary bank is subject to regulation, supervision and regular examination by the North Carolina Banking Commission. As a member of the Federal Reserve, the bank is subject to regulation, supervision and regular examination by the Federal Reserve. The North Carolina Banking Commission and the Federal Reserve have the power to enforce compliance with applicable banking statutes and regulations. These requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the bank.

      Transactions with Affiliates. The bank may not engage in specified transactions (including, for example, loans) with its affiliates unless the terms and conditions of those transactions are substantially the same or at least as favorable to the bank as those prevailing at the time for comparable transactions with or involving other nonaffiliated entities. In the absence of comparable transactions, any transaction between the bank and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered or would apply to nonaffiliated companies. In addition, transactions referred to as "covered transactions" between the bank and its affiliates may not exceed 10% of the bank's capital and surplus per affiliate and an aggregate of 20% of its capital and surplus for covered transactions with all affiliates. Certain transactions with affiliates, such as loans, also must be secured by collateral of specific types and amounts. The bank also is prohibited from purchasing low quality assets from an affiliate. Every company under common control with the bank, including us and Southern Community Capital Trust I, is deemed to be an affiliate of the bank.

      Loans to Insiders. Federal law also constrains the types and amounts of loans that the bank may make to its executive officers, directors and principal shareholders. Among other things, these loans are limited in amount, must be approved by the bank's board of directors in advance, and must be on terms and conditions as favorable to the bank as those available to an unrelated person.

      Regulation of Lending Activities. Loans made by the bank are also subject to numerous federal and state laws and regulations, including the Truth-In-Lending Act, Federal Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and adjustable rate mortgage disclosure requirements. Remedies to the borrower or consumer and penalties to the bank are provided if the bank fails to comply with these laws and regulations. The scope and requirements of these laws and regulations have expanded significantly in recent years.

      Branch Banking. All banks located in North Carolina are authorized to branch statewide. Accordingly, a bank located anywhere in North Carolina has the ability, subject to regulatory approval, to establish branch facilities near any of our facilities and within our market area. If other banks were to establish branch facilities near our facilities, it is uncertain whether these branch facilities would have a material adverse effect on our business.

      In 1994 Congress adopted the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994. That statute provides for nationwide interstate banking and branching, subject to certain aging and deposit concentration limits that may be imposed under applicable state laws. Current North Carolina law permits interstate branching only through acquisition of a financial institution that is at least five years old, and after the acquisition, the resulting institution and its affiliates cannot hold more than 20% of the total deposits in the state. Furthermore, the Reigle-Neal Act and applicable North Carolina statutes permit regulatory authorities to approve de novo branching in North Carolina by institutions located in states that would permit North Carolina institutions to branch on a de novo basis into those states. Federal regulations under the Riegle-Neal Act prohibit an out-of-state bank from using the new interstate branching authority primarily for the purpose of deposit production. These regulations include guidelines to insure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the communities served by the out-of-state bank.

   Governmental Monetary Policies. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowings, control of borrowings, open market transactions in United States government securities, the imposition of and changes in reserve requirements against member banks and deposits and assets of foreign bank branches, and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the monetary policies available to the Federal Reserve. Those monetary policies influence to a significant extent the overall growth of all bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits in order to mitigate recessionary and inflationary pressures. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

      The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the bank.

      Dividends. All dividends paid by the bank are paid to us, the sole shareholder of the bank. The general dividend policy of the bank is to pay dividends at levels consistent with maintaining liquidity and preserving our applicable capital ratios and servicing obligations. The dividend policy of the bank is subject to the discretion of the board of directors of the bank and will depend upon such factors as future earnings, financial conditions, cash needs, capital adequacy, compliance with applicable statutory and regulatory requirements and general business conditions.

      The ability of the bank to pay dividends is restricted under applicable law and regulations. Under North Carolina banking law, dividends must be paid out of retained earnings and no cash dividends may be paid if the bank's surplus is less than 50% of its paid-in capital. Also, under federal banking law, no cash dividend may be paid if the bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by the bank if it is in default of any deposit insurance assessment due to the Federal Deposit Insurance Corporation.

      The exact amount of future dividends on the stock of the bank will be a function of the profitability of the bank in general and applicable tax rates in effect from year to year. The bank's ability to pay dividends in the future will directly depend on the its future profitability, which cannot be accurately estimated or assured. We expect that, for the foreseeable future, profits resulting from the bank's operations will be retained by the bank as additional capital to support its operations and growth other than dividends paid by the bank to us as needed to pay any separate expenses of Southern Community Financial Corporation and/or to make required payments on our debt obligations, including the convertible debentures which will fund the interest payments on the convertible preferred securities.

      Capital Adequacy. The capital adequacy regulations which apply to state banks, such as the bank, are similar to the Federal Reserve requirements promulgated with respect to bank holding companies discussed above.

      Changes in Management. Any depository institution that has been chartered less than two years, is not in compliance with the minimum capital requirements of its primary federal banking regulator, or is otherwise in a troubled condition must notify its primary federal banking regulator of the proposed addition of any person to the board of directors or the employment of any person as a senior executive officer of the institution at least 30 days before such addition or employment becomes effective. During this 30-day period, the applicable federal banking regulatory agency may disapprove of the addition of employment of such director or officer. The bank is not subject to any such requirements.

      Enforcement Authority. The federal banking laws also contain civil and criminal penalties available for use by the appropriate regulatory agency against certain "institution-affiliated parties" primarily including management, employees and agents of a financial institution, as well as independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs and who caused or are likely to cause more than minimum financial loss to or a significant adverse affect on the institution, who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in unsafe or unsound practices. These practices can include the failure of an institution to timely file required reports or the submission of inaccurate reports. These laws authorize the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other action as determined by the primary federal banking agency to be appropriate.

      Prompt Corrective Action. Banks are subject to restrictions on their activities depending on their level of capital. Federal "prompt corrective action" regulations divide banks into five different categories, depending on their level of capital. Under these regulations, a bank is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or more, a core capital ratio of six percent or more and a leverage ratio of five percent or more, and if the bank is not subject to an order or capital directive to meet and maintain a certain capital level. Under these regulations, a bank is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of eight percent or more, a core capital ratio of four percent or more and a leverage ratio of four percent or more (unless it receives the highest composite rating at its most recent examination and is not experiencing or anticipating significant growth, in which instance it must maintain a leverage ratio of three percent or more). Under these regulations, a bank is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than eight percent, a core capital ratio of less than four percent or a leverage ratio of less than three percent. Under these regulations, a bank is deemed to be "significantly undercapitalized" if it has a risk-based capital ratio of less than six percent, a core capital ratio of less than three percent and a leverage ratio of less than three percent. Under such regulations, a bank is deemed to be "critically undercapitalized" if it has a leverage ratio of less than or equal to two percent. In addition, the applicable federal banking agency has the ability to downgrade a bank's classification (but not to "critically undercapitalized") based on other considerations even if the bank meets the capital guidelines.

      If a state member bank, such as the bank, is classified as undercapitalized, the bank is required to submit a capital restoration plan to the Federal Reserve. An undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the Federal Reserve of a capital restoration plan for the bank.

      If a state member bank is classified as undercapitalized, the Federal Reserve may take certain actions to correct the capital position of the bank. If a state member bank is classified as significantly undercapitalized, the Federal Reserve would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital, changes in management, limits on interest rates paid, prohibitions on transactions with affiliates, termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, the bank must be placed into conservatorship or receivership within 90 days, unless the Federal Deposit Insurance Corporation determines otherwise.

      The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by the bank. The Federal Reserve is required to conduct a full-scope, on-site examination of every member bank at least once every twelve months.

      Banks also may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well capitalized" banks are permitted to accept brokered deposits, but all banks that are not well capitalized are not permitted to accept such deposits. The Federal Reserve may, on a case-by-case basis, permit member banks that are adequately capitalized to accept brokered deposits if the Federal Reserve determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank.

      Deposit Insurance. The bank's deposits are insured up to $100,000 per insured account by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. The bank's deposit insurance assessments may increase depending upon the risk category and subcategory, if any, to which the bank is assigned. The Federal Deposit Insurance Corporation assesses insurance premiums on a bank's deposits at a variable rate depending on the probability that the deposit insurance fund will incur a loss with respect to the bank. The Federal Deposit Insurance Corporation determines the deposit insurance assessment rates on the basis of the bank's capital classification and supervisory evaluations. Each of these categories has three subcategories, resulting in nine assessment risk classifications. The three subcategories with respect to capital are "well capitalized," "adequately capitalized" and "less than adequately capitalized (that would include "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" banks). The three subcategories with respect to supervisory concerns are "healthy," "supervisory concern" and "substantial supervisory concern." A bank is deemed "healthy" if it is financially sound with only a few minor weaknesses. A bank is deemed subject to "supervisory concern" if it has weaknesses that, if not corrected, could result in significant deterioration of the bank and increased risk to the Bank Insurance Fund of the Federal Deposit Insurance Corporation. A bank is deemed subject to "substantial supervisory concern" if it poses a substantial probability of loss to the Bank Insurance Fund. Any increase in insurance assessments could have an adverse effect on the bank's earnings.

      Our management and the bank's management cannot predict what other legislation might be enacted or what other regulations might be adopted or the effects thereof.

                                   MANAGEMENT

DIRECTORS

      The directors of Southern Community Financial Corporation are also the directors of Southern Community Bank and Trust. All of the directors have served since the incorporation of the bank on November 14, 1996, except Mr. Nolan G. Brown, who joined in 1998. The following table includes the names and ages of our directors at December 31, 2000:

              NAME           AGE           POSITIONS HELD
              ----           ---           --------------
C.J. "Pete" Ramey             55       Chairman of the Board

Don G. Angell                 61       Vice Chairman of the Board

F. Scott Bauer                46       Director, President and
                                       Chief Executive Officer

Nolan G. Brown                60       Director

Jimmy Chrysson                45       Director

Matthew G. Gallins            44       Director

Dianne M. Neal                41       Director

Billy D. Prim                 44       Director

Annette Scippio               51       Director

Durward A. Smith, Jr.         60       Director

                              47       Director
Dr. William G. Ward


Anthony H. Watts              45       Director



      The business experience of each director for the last five years is set forth below.



      C.J. "PETE" RAMEY - Mr. Ramey has been Chairman of the Board since the incorporation of the bank. He has been the chairman of Ramey Inc., a contracting firm that specializes in public utilities and private development, since 1978. A leader in his field, Mr. Ramey is on the Board of Directors of North Carolina Utility Contractors Association, and is president of Ramey Development.



      DON G. ANGELL - Mr. Angell is Vice-Chairman of the Board having served in that capacity since the incorporation of the bank. Mr. Angell has served as CEO of Angell Group, Inc., a company that specializes in long term health care, consumer finance and hotels, since 1967. He participates in the Forsyth County community through the Clemmons Rotary Club and serves on the Board of Directors for the Babcock School of Management at Wake Forest University.


      F. SCOTT BAUER - Mr. Bauer is President and Chief Executive Officer of Southern Community Financial Corporation and Southern Community Bank and Trust. Mr. Bauer originated the concept of the bank and formed the organizing committee for the bank in 1995. Mr. Bauer became President of Southern Community Bank and Trust when the bank was incorporated. He began his career at Wachovia Bank as a personal banker. Five years later, Mr. Bauer joined Northwestern Bank as a vice-president in commercial banking. After First Union acquired Northwestern Bank, he sold corporate services to middle market companies. In 1989, Mr. Bauer moved to Southern National Bank where he eventually became the bank's city executive for Winston-Salem. Shortly after he became city executive, Southern National Bank merged with Branch Banking and Trust Company (BB&T). Seeing a need for an institution built on serving customer needs, Mr. Bauer left to start Southern Community Bank and Trust. Mr. Bauer holds a Bachelor of Science degree in Business Administration from the University of North Carolina at Chapel Hill and a Masters in banking from the Stonier Graduate School of Banking at the University of Delaware.


      MATTHEW G. GALLINS - A Winston-Salem native, Mr. Gallins has been president of Gallins Vending Company since 1990. He serves on the Board of Directors for the North Carolina Vending Association, Tanglewood Park Foundation and Greenbriar Corporation (listed on the American Stock Exchange). Mr. Gallins was named North Carolina Vendor of the Year 2000 by the North Carolina Vending Association.



      BILLY D. PRIM - Mr. Prim has been chairman and CEO of Blue Rhino Corp., the nation's largest propane gas cylinder exchange business (listed on the Nasdaq National Market System under the symbol "RINO") since 1994.



      ANNETTE SCIPPIO - Ms. Scippio has served as the executive director of Leadership Winston-Salem, an organization that provides educational programs for community leaders, since 1991 and has also served as the executive director of Delta Fine Arts. Ms. Scippio volunteers extensively for organizations dedicated to children and the arts.

      DURWARD A. SMITH, JR - Mr. Smith serves the Rural Hall community of Forsyth County as a town councilman and has served as the chairman and CEO of DAC Products, Inc. since 1990. He is also a member of the Forsyth Lions Club.



      DR. WILLIAM G. WARD - Dr. Ward is an orthopedic surgeon at Baptist Hospital and a professor at Wake Forest Baptist Medical Center. Dr. Ward also serves on the United Way Leadership Circle. In 1983, he was a founding director for Lincoln Bank in Lincolnton, North Carolina.



      ANTHONY H. WATTS - Mr. Watts is the founder and owner and has served as president of A. Watts, Inc., a general contracting construction company, since 1991. He sits on the Board of Directors for the Winston-Salem Chamber of Commerce and the Food Bank of Northwest North Carolina.



      JAMES G. CHRYSSON - Mr. Chrysson, a Winston-Salem native, has been the co-owner and vice-president of C.B. Development Co. of Winston-Salem, a residential and multi-family development company, since 1987. Mr. Chrysson recently completed a three-year term as president on the Board of Directors of the Annunciation Greek Orthodox Church of Winston-Salem. He is currently on the Board of the Ricky Proehl NFL Charity Golf Classic for Amos Cottage, and he serves on the Board of Amos Cottage Rehabilitation Hospital of the Wake Forest Baptist Medical Center.



      DIANNE M. NEAL - Ms. Neal is vice-president for investor relations for R.J. Reynolds Tobacco Company. Since she joined Reynolds in 1988, Ms. Neal has served as financial manager for various areas within the company. She was promoted to director in 1994. Ms. Neal earned an accounting degree and a Masters in Business Administration from the University of North Carolina at Greensboro and is a certified public accountant.


      NOLAN G. BROWN - Nolan Brown joined the Board of Directors in May 1998. He serves as president and founder of Triad Group, Inc. and related companies in Yadkin County that specialize in long term health care. Mr. Brown also serves on the Board of Directors for Hoots Memorial Hospital and the Yadkin Chamber of Commerce. He is a certified public accountant and holds a B.S. degree in Accounting from the University of North Carolina at Chapel Hill.

EXECUTIVE OFFICERS

      The executive officers of Southern Community Financial Corporation are elected annually by the board of directors of Southern Community Financial Corporation. Biographical information regarding F. Scott Bauer is listed above under Directors. The other executive officers are:

      RICHARD M. COBB - Mr. Cobb is Vice President and Treasurer of Southern Community Financial Corporation and Executive Vice President and Chief Financial Officer of Southern Community Bank and Trust. Mr. Cobb joined the bank in May 1996 prior to its incorporation. He is a Certified Public Accountant and brings more than 20 years of banking and financial experience to us. Mr. Cobb served as Senior Vice President and Chief Financial Officer of Triad Bank, Greensboro, North Carolina from 1992 until he joined the bank in 1996. Prior to joining Triad Bank, he was a commercial loan officer with BB&T. He received his Bachelor of Science in Business Administration and Master of Accountancy degrees from the University of South Carolina.

      JEFF T. CLARK - Mr. Clark is a Vice President and the Secretary for Southern Community Financial Corporation and Executive Vice President and Commercial Banker for Southern Community Bank and Trust. Mr. Clark joined the bank in August 1996 prior to its incorporation. Mr. Clark oversees commercial and retail banking for Southern Community Bank and Trust. Prior to joining the bank, he was a senior commercial loan officer for Southern National Bank in Winston-Salem, North Carolina. Mr. Clark earned a degree in business administration from High Point University.

                            DESCRIPTION OF THE TRUST

      Southern Community Capital Trust I is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees. A certificate of trust has been filed with the Delaware Secretary of State. The trust agreement is an exhibit to the registration statement of which this prospectus is a part. The trust agreement will be qualified under the Trust Indenture Act of 1939.

      The holders of the convertible preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding convertible preferred securities of the trust which have certain prior rights over the other securities of the trust in certain circumstances as specified in this prospectus. We will not initially own any of the convertible preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the convertible preferred securities, are called the trust securities.

The trust exists exclusively for the purposes of:

      -  issuing the convertible preferred securities to the public for cash;
      - issuing its common securities to us in exchange for our capitalization of the trust;
      - investing the proceeds from the sale of the trust securities in an equivalent amount of convertible debentures; and
      - engaging in other activities that are incidental to those listed above, such as receiving payments on the convertible debentures and making distributions to security holders, furnishing notices and other administrative tasks.

      The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the convertible debentures. Other than with respect to the trust securities, Southern Community Financial Corporation has agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

      The number of trustees of the trust will initially be five. Three of the trustees will be persons who are employees or officers of or who are affiliated with Southern Community Financial Corporation. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will also initially be Wilmington Trust Company. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Wilmington Trust Company will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the convertible preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 31 years but may terminate earlier as provided in the trust agreement.

      The property trustee will hold the convertible debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the convertible debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest-bearing "payment account" established with Wilmington Trust Company to hold all payments made on the convertible debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the convertible preferred securities. We will pay all fees and expenses related to the trust and the offering of the convertible preferred securities, including the fees and expenses of the trustees.



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
               DESCRIPTION OF THE CONVERTIBLE PREFERRED SECURITIES

      The convertible preferred securities will be issued pursuant to the trust agreement. The preferred securities will represent preferred undivided beneficial interests in the assets of the trust. You, as a holder of the convertible preferred securities, will be entitled to a preference over the common securities in certain limited circumstances with respect to distributions and amounts payable on liquidation or redemption, as well as other benefits described in the trust agreement. THIS IS A SUMMARY OF THE TERMS AND PROVISIONS OF THE PREFERRED SECURITIES AND THE TRUST AGREEMENT, AND WE BELIEVE IT DESCRIBES ALL THE MATERIAL PROVISIONS THAT WOULD BE IMPORTANT TO YOU TO MAKE AN INFORMED INVESTMENT DECISION. For more information about the trust agreement, see "Description of the Trust" beginning on page _____. Prospective investors are also urged to read the form of the trust agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. You also can request a copy of the form of the trust agreement from the property trustee, Wilmington Trust Company. The property trustee for the convertible preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the convertible preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

GENERAL

      The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the convertible preferred securities to be sold to the public and the common securities to be sold to us. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

      The convertible preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the convertible preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The convertible preferred securities will rank equally, and payments on the convertible preferred securities will be made proportionally, with the common securities, except as described under "-- Subordination of Common Securities" on page _____.

      The property trustee will hold legal title to the convertible debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the convertible preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee" on page _____. We will not guarantee any payment when the trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

      Source of Distributions. The funds of the trust available for distribution to holders of the convertible preferred securities will be limited to payments made under the convertible debentures, which the trust will purchase from us with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the convertible debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the convertible debentures, the property trustee will not have funds available to pay distributions on the convertible preferred securities.

      Payment of Distributions. Distributions on the convertible preferred securities will be payable at the annual rate of _______% of the $10.00 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year. To be entitled to receive distributions, the convertible preferred security must be registered in your name at 5:00 p.m., New York, New York time on the relevant record dates. The record date for distributions on the convertible preferred securities will be the 15th day of the month in which the relevant distribution date occurs even if that day is not a business day. The first distribution date for the convertible preferred securities will be March 31, 2002, which will accrue from the date the trust issues the securities.



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
      Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term "business day" we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

      Extension Period. If we are not in default under the indenture, we have the right to defer the payment of interest on the convertible debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond December 31, 2032 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the convertible preferred securities will also be deferred during any such extension period. Any deferred distributions under the convertible preferred securities will accumulate additional amounts at the annual rate of______ %, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

      During an extension period, we can make partial payments to the trust of interest on the convertible subordinated debentures, which will result in the payment of partial distributions in the same amount to you on the preferred securities.

      During an extension period, we may not:

      - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us);
      - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with or junior in interest to, the convertible debentures or allow any of our subsidiaries to do the same;
      - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the convertible debentures (other than payments under the guarantee); or
      - redeem, purchase or acquire less than all of the convertible debentures or any of the convertible preferred securities.

      After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

      We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days the earlier of:

      - the next date distributions would have been payable on the preferred securities but for the election to defer interest payments; and
      - the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the convertible preferred securities, but in any event at least one business day prior to the record date.

The property trustee will notify you within five business days of our election to defer interest payments. Except as described above, there is no limitation on the number of times that we may elect to defer interest payments and begin an extension period. Because interest will continue to accrue on the convertible subordinated debentures during an extension period, you will be required to accrue and recognize income in the amount of your deferred distributions for United States federal income tax purposes.



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
      We do not currently intend to exercise our right to defer distributions on the convertible preferred securities by deferring the payment of interest on the convertible debentures.

CONVERSION RIGHTS

      General. Convertible preferred securities will be convertible at any time on or after issuance and prior to 5:00 p.m., New York, New York time on the business day immediately preceding the date of repayment of such convertible preferred securities, whether at stated maturity or upon redemption (either at the option of Southern Community Financial Corporation or pursuant to a Tax Event, an Investment Company Event or a Capital Treatment Event), at the option of the holder thereof and in the manner described below, into shares of our common stock at an initial conversion ratio of ____ shares of common stock for each convertible preferred security (equivalent to an initial conversion price of $ _____ per share of common stock), subject to adjustment as described below. The trust will covenant in the indenture agreement not to convert convertible debentures held by it except pursuant to a notice of conversion delivered to the property trustee, as conversion agent, by a holder of convertible preferred securities. A holder of a convertible preferred security wishing to exercise its conversion right must deliver an irrevocable notice of conversion, to the conversion agent. If the convertible preferred security is in certificated form, you must include the certificate representing such convertible preferred security. The conversion agent will exchange such convertible preferred security for a portion of the convertible debentures and immediately convert such convertible debentures into common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. In the event Cede & Co. receives a conversion request from the conversion agent, DTC will redeem the amount of interest credited to the applicable direct participant(s) in the convertible preferred securities in accordance with its procedures.

      Holders of convertible preferred securities at 5:00 p.m., New York, New York time on a distribution record date will be entitled to receive the distribution payable on such convertible preferred securities on the corresponding distribution date notwithstanding the conversion of such convertible preferred securities following the distribution record date but prior to the distribution date. However, if any convertible preferred securities are surrendered for conversion during the period from 5:00 p.m., New York, New York time on any record date through and including the next succeeding distribution date (except any such convertible preferred securities surrendered for conversion after such convertible preferred securities have been called for redemption by Southern Community Financial Corporation during an extension period), the convertible preferred securities when surrendered for conversion must be accompanied by payment in next day funds of an amount equal to the distribution which the registered holder on such record date is to receive. Except as described above, no distribution will be payable on converted convertible preferred securities with respect to any distribution date subsequent to the date of conversion and neither the trust nor Southern Community Financial Corporation will make, or be required to make, any payment, allowance or adjustment for accumulated and unpaid distributions, whether or not in arrears, on convertible preferred securities surrendered for conversion. Each conversion will be deemed to have been effected immediately prior to 5:00 p.m., New York, New York time on the day on which the related conversion notice was received by the conversion agent.

      Shares of common stock issued upon conversion of convertible preferred securities will be validly issued, fully paid and nonassessable. No fractional shares of common stock will be issued as a result of conversion, but in lieu thereof such fractional interest will be paid by us in cash based on the last reported sale price of common stock on the date such convertible preferred securities are surrendered for conversion.

      Conversion Ratio Adjustments -- General. The conversion ratio is subject to adjustment if we take certain actions after the date of issuance of the convertible preferred securities offered in this prospectus, including:

      - issue shares of common stock as a dividend or a distribution with respect to common stock,
      -  effect subdivisions, combinations and reclassification of common stock,
      - issue rights or warrants to all holders of common stock entitling them (for a period not exceeding 45 days) to subscribe for or purchase shares of common stock at less than the then current market price (as defined below) of the common stock,



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      -  distribute evidences of indebtedness, capital stock, cash or assets
         (including securities, but excluding those rights, warrants, dividends and distributions referred to above, and dividends and distributions paid exclusively in cash) to all holders of common stock,
      - pay any dividends (and other distributions) on common stock exclusively in cash, but not including cash dividends we pay out of our retained earnings, and
      - make a tender or exchange offer (other than an odd-lot offer) for our common stock and pay a price in excess of 110% of the then current market price of our common stock based on the closing price on the trading day next succeeding the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

      "Current Market Price" means, in general, the average of the daily Closing Prices (as defined below) for the ten consecutive trading days selected by Southern Community Financial Corporation commencing not more than 20 trading days before, and ending not later than, the earlier of the day in question or, if applicable, the day before the "ex" date with respect to the issuance or distribution in question.

      "Closing Price" of any security on any day means

      - the last reported sale price, regular way, on such day or, if no sale takes place on such day, the average of the reported closing bid and asked price on such day, regular way, in either case as reported on the Nasdaq National Market, or,
      - if such security is not quoted or admitted to trading on the Nasdaq National Market, on the principal national securities exchange on which such security is listed or admitted to trading, or
      - if such security is not listed or admitted to trading on a national securities exchange, on the principal quotation system on which such security is listed or admitted to trading or quoted, or,
      - if not listed or admitted to trading or quoted on any national securities exchange or quotation system, the average of the closing bid and asked prices of such security in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or
      - if not so available in such manner, as otherwise determined in good faith by our board of directors.

      From time to time, we may increase the conversion ratio of the convertible debentures (and thus increase the conversion ratio of the convertible preferred securities) by any amount selected by us for any period of at least 20 days, in which case we will give at least fifteen days' notice of such increase. We may, at our option, make such increases in the conversion ratio, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "-- Adjustment of Conversion Ratio" on page _____.

      No adjustment of the conversion ratio will be made upon the issuance of any shares of common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of Southern Community Financial Corporation and the investment of additional optional amounts in shares of common stock under any such plan, or upon the issuance of any shares of common stock or options or rights pursuant to any employee benefit plan or program, or pursuant to any option, warrant, right or any exercisable, exchangeable or convertible security outstanding as of the date on which the convertible debentures are first issued. No adjustment of the conversion ratio will be made upon the issuance of rights under any shareholder rights plan. The conversion ratio will be rounded to four decimal places. No adjustment in the conversion ratio will be required unless adjustment would require a change of at least one percent in the conversion ratio then in effect; provided, however, that any adjustment that would not be required to be made will be carried forward and taken into account in any subsequent adjustment. If any action would require adjustment of the conversion ratio pursuant to more than one of the provisions described above, only one adjustment will be made with respect to that action and such adjustment will be the amount of adjustment that has the highest absolute value to the holders of the convertible preferred securities.

      Conversion Ratio Adjustments -- Merger, Consolidation or Sale of Assets of Southern Community Financial Corporation. In the event that Southern Community Financial Corporation becomes a party to any transaction, including, without limitation, and with certain exceptions:



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
      -  a recapitalization or reclassification of the common stock;
      - merger of Southern Community Financial Corporation into any other person, or any merger of another person into Southern Community Financial Corporation;
      - any sale, transfer or lease of all or substantially all of the assets of Southern Community Financial Corporation; or
      - any compulsory share exchange pursuant to which the common stock is converted into the right to receive other securities, cash or other property (each of the foregoing being referred to as a "business consolidation transaction"), then the holders of outstanding convertible preferred securities will have the right to convert the convertible preferred securities into the kind and amount of securities, cash or other property receivable upon the consummation of such business consolidation transaction by a holder of the number of shares of common stock issuable upon conversion of such convertible preferred securities immediately prior to such business consolidation transaction.

      In the case of a merger transaction, each convertible preferred security would become convertible into the securities, cash or property receivable by a holder of the number of shares of the common stock into which such convertible preferred security was convertible immediately prior to such merger transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the convertible preferred securities in the future. For example, if Southern Community Financial Corporation were acquired in a cash merger, each convertible preferred security would become convertible solely into cash and would no longer be convertible into securities which value would vary depending on the future prospects of Southern Community Financial Corporation and other factors.

      Conversion ratio adjustments or omissions in making such adjustments may, under certain circumstances, be deemed to be distributions that could be taxable as dividends to holders of convertible preferred securities or to the holders of common stock. See "-- Adjustment of Conversion Ratio" on page _____.

      Whenever the conversion ratio is adjusted as described above, we will place on file with the property trustee and with the conversion agent a statement signed by the appropriate officer of Southern Community Financial Corporation showing in detail the facts requiring such adjustment and the conversion ratio after such adjustment. The property trustee or the conversion agent will provide a copy to any holder desiring to inspect the statement.

REDEMPTION OR EXCHANGE

      General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the convertible debentures:

      - in whole at any time, or in part from time to time, on or after ____, 2007;
      - in whole at any time, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or
      - at any time, and from time to time, to the extent of any convertible preferred securities we purchase, plus a proportionate amount of the common securities we hold; or
      - in whole at any time prior to ____, 2007 as long as the price of our common stock has been at least 125% of the conversion price of the convertible preferred securities for a period of 20 consecutive trading days ending within five days of the date of notice of redemption.

      Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any convertible debentures, at maturity or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities at the redemption price upon not less than 30 days' nor more than 60 days' notice. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities, plus accumulated but unpaid distributions to the date of redemption. If less than all of the convertible debentures are to be repaid or redeemed, then the proceeds from such repayment or redemption will be allocated to redemption of convertible preferred securities and common securities proportionately.



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
      Distribution of Convertible Debentures in Exchange for Convertible Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the convertible debentures to be distributed directly to the holders of trust securities in liquidation of the trust.

      After the liquidation date fixed for any distribution of convertible debentures in exchange for convertible preferred securities:

      -  those trust securities will no longer be deemed to be outstanding;
      - certificates representing convertible debentures in a principal amount equal to the liquidation amount of those convertible preferred securities will be issued in exchange for the convertible preferred securities;
      - we will use our best efforts to list the convertible debentures on the Nasdaq National Market or a national exchange;
      - any certificates representing trust securities that are not surrendered for exchange will be deemed to represent convertible debentures with a principal amount equal to the liquidation amount of those convertible preferred securities, accruing interest at the rate provided for in the convertible debentures from the last distribution date on the convertible preferred securities; and
      - all rights of the trust security holders other than the right to receive convertible debentures upon surrender of a certificate representing trust securities will terminate.

      We cannot assure you that the market prices for the convertible preferred securities or the convertible debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The convertible preferred securities that an investor may purchase, or the convertible debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the convertible preferred securities.

      Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the convertible debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price described above. If one of these events occurs and we do not elect to redeem the convertible debentures, or to dissolve the trust and cause the convertible debentures to be distributed to holders of the trust securities, then the convertible preferred securities will remain outstanding and additional interest may be payable on the convertible debentures.

      "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

      - interest payable by us on the convertible debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;
      - the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the convertible debentures; or
      - the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

      "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

      "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the convertible preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

      For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

      Redemption of Convertible Debentures in Exchange for Convertible Preferred Securities We Purchase. Subject to applicable law, if we are not exercising our right to defer interest payments on the convertible debentures, we or our affiliates may from time to time purchase outstanding convertible preferred securities by tender, in the open market or by private agreement. If we do, we or our affiliate may not resell or transfer those convertible preferred securities other than to another affiliate of ours. However, we or our affiliates can choose to exchange any of those convertible preferred securities for convertible subordinated debentures in a principal amount equal to the liquidation amount of the convertible preferred securities being exchanged. Any convertible preferred securities that we exchange for convertible subordinated debentures will be cancelled. If we exchange convertible preferred securities for convertible subordinated debentures, a proportionate amount of the common securities we hold also will be exchanged for convertible subordinated debentures, and those exchanged common securities also will be cancelled. We may at any time deliver the convertible subordinated debentures we receive in exchange for the convertible preferred securities and common securities to the property trustee for cancellation. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the convertible debentures redeemed in exchange will be cancelled.

      Redemption Procedures. Convertible preferred securities will be redeemed at the redemption price with the proceeds from our redemption of the applicable convertible debentures. Any redemption of the convertible preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the convertible debentures, interest will cease to accumulate on the convertible debentures called for redemption on and after the date of redemption.

      If the trust gives notice of redemption on any of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the Depository Trust Company funds sufficient to pay the aggregate redemption price. The property trustee will also give the Depository Trust Company irrevocable instructions to pay the redemption price to the trust securities holders. If the convertible preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for those convertible preferred securities funds sufficient to pay the aggregate redemption price. The property trustee will also give the paying agent irrevocable instructions to pay the redemption price to the holders upon surrender of their certificates evidencing the convertible preferred securities. Notwithstanding the foregoing, distributions declared on or prior to the date of redemption will be payable to the holders of the called trust securities on the relevant record dates.

      If we have given notice of redemption and we have deposited funds as required, then on the date of the deposit, all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

      If payment of the redemption price is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

      Payment of the redemption price on the convertible preferred securities and any distribution of convertible debentures to holders of convertible preferred securities will be made to the applicable record holders as they appear on the register for the convertible preferred securities on the relevant record date. The record date for distributions on the convertible preferred securities will be the 15th day of the month in which the relevant distribution date occurs even if that day is not a business day.

      If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular convertible preferred securities to be redeemed will be selected by the property trustee from the outstanding convertible preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $10.00 or an integral multiple of $10.00 of the liquidation amount of the convertible preferred securities. The property trustee will promptly notify the registrar for the convertible preferred securities in writing of the convertible preferred securities selected for redemption and, in the case of any convertible preferred securities selected for partial redemption, the liquidation amount to be redeemed.

      As noted above, subject to certain restrictions in the indenture agreement and applicable law, we may, at any time, purchase outstanding convertible preferred securities.

SUBORDINATION OF COMMON SECURITIES

      The trust will pay all distributions, any redemption price, and any liquidation distribution to holders of the preferred securities and common securities pro rata based on the liquidation amount of the preferred securities and common securities held. However, if on any distribution date or redemption date, or at the time of a liquidation distribution, we are in default under the indenture because we have not paid amounts due on the convertible subordinated debentures, then the trust will not pay any distribution, redemption price, or liquidation distribution to us as holder of the common securities. In that event, the trust will make payments on the common securities only after making payment in full and in cash of all accumulated and unpaid distributions to holders of the outstanding convertible preferred securities for all distribution periods, or in the case of payment of the redemption price or a liquidation distribution, the full amount of the redemption price or liquidation distribution to holders of the outstanding preferred securities then called for redemption or liquidation. All funds immediately available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the preferred securities then due and payable. The existence of a default does not entitle you to accelerate the maturity of the convertible preferred securities.

      In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the convertible preferred securities and not on our behalf. In the event of default, only the holders of the convertible preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

      We will have the right at any time to dissolve, wind-up or terminate the trust and cause convertible debentures to be distributed to the holders of the trust securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.



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      In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

      -  our bankruptcy, dissolution or liquidation;
      - the distribution of a like amount of the convertible debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;
      - redemption of all of the convertible preferred securities as described under "-- Redemption or Exchange -- Mandatory Redemption" on page _____;
      -  the entry of a court order for the dissolution of the trust; or
      - the distribution of common stock upon conversion of all outstanding convertible preferred securities.

      With the exception of a redemption as described under "-- Redemption or Exchange -- Mandatory Redemption" on page _____, if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute convertible debentures to the holders of trust securities:

      - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;
      - with an interest rate identical to the distribution rate on the trust securities; and
      - with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

      However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of convertible debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the convertible preferred securities. However, if an event of default under the indenture has occurred and is continuing, the convertible preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities" on page _____.

      Under current federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the convertible debentures should not be a taxable event to holders of the convertible preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the convertible preferred securities. If we do not elect to redeem the convertible debentures prior to maturity or to liquidate the trust and distribute the convertible debentures to holders of the convertible preferred securities, the convertible preferred securities will remain outstanding until the repayment of the convertible debentures. See "Certain Federal Income Tax Consequences" on page _____ for more information regarding a taxable distribution.

      Even if we elect to dissolve the trust and cause convertible debentures to be distributed to holders of the trust securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the convertible debentures.

LIQUIDATION VALUE

      In the event of any liquidation of the trust, the amount of the liquidation distribution payable on the convertible preferred securities is $10 per convertible preferred security plus accumulated and unpaid distributions to the date of payment. This liquidation distribution may be in the form of a distribution of convertible debentures having a liquidation value and accrued interest of an equal amount.



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EVENTS OF DEFAULT; NOTICE

      Any one of the following events constitutes an event of default under the trust agreement with respect to the convertible preferred securities:

      -  the occurrence of an event of default under the indenture;
      - a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;
      - a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;
      - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding convertible preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or
      - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

      Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the convertible preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. Southern Community Financial Corporation and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

      If an event of default under the indenture has occurred and is continuing, the convertible preferred securities will have preference over the common securities upon termination of the trust. In the event of default under the indenture, if neither the indenture trustee nor the holders of at least 25% in principal amount of the convertible debentures accelerate the maturity of the debentures, then the holders of at least 25% in principal amount of the convertible preferred securities may accelerate the maturity thereof.

REMOVAL OF THE TRUSTEES

      Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding convertible preferred securities may remove the property trustee or the Delaware trustee. The holders of the convertible preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

      Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time, and upon written request of the property trustee will appoint, one or more persons or entities to act either (1) as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) as separate trustee of any trust property. In either case these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.



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
MERGER OR CONSOLIDATION OF TRUSTEES

      Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

      The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the convertible preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

      -  the successor entity either
         - expressly assumes all of the obligations of the trust with respect to the convertible preferred securities, or
         - substitutes for the convertible preferred securities other securities having substantially the same terms as the convertible preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the convertible preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;
      - we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the convertible debentures;
      - the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the convertible preferred securities are then listed, if any;
      - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the convertible preferred securities (including any successor securities) in any material respect;
      - the successor entity has a purpose substantially identical to that of the trust;
      - prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that
         - any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the convertible preferred securities (including any successor securities) in any material respect, and
         - following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and
      - we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the convertible debentures, the trust agreement and the expense agreement.

Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the convertible preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

      Except as described below and under "Description of the Guarantee -- Amendments" on page _____ and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the convertible preferred securities will have no voting rights.



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
      The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the convertible preferred securities, in the following circumstances:

      -  with respect to acceptance of appointment by a successor trustee;
      - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or
      - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

      With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to

      - change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or
      - restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

      As long as the property trustee holds any convertible debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding convertible preferred securities:

      - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the convertible debentures;
      -  waive any past default that is waivable under the indenture;
      - exercise any right to rescind or annul a declaration that the principal of all the convertible debentures will be due and payable; or
      - consent to any amendment or termination of the indenture or the convertible debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected convertible debentures, no consent will be given by the property trustee without the prior consent of each holder of the convertible preferred securities.

The trustees may not revoke any action previously authorized or approved by a vote of the holders of the convertible preferred securities except by subsequent vote of the holders of the convertible preferred securities. The property trustee will notify each holder of convertible preferred securities of any notice of default with respect to the convertible debentures. In addition to obtaining the foregoing approvals of the holders of the convertible preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

      Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

      No vote or consent of the holders of convertible preferred securities will be required for the trust to redeem and cancel its convertible preferred securities in accordance with the trust agreement.

      Notwithstanding the fact that holders of convertible preferred securities are entitled to vote or consent under any of the circumstances described above, any of the convertible preferred securities that are owned by Southern Community Financial Corporation, the trustees or any affiliate of Southern Community Financial Corporation or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL CONVERTIBLE PREFERRED SECURITIES

      The convertible preferred securities will be represented by one or more global convertible preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global convertible preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global convertible preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the convertible preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, convertible preferred securities in definitive form will not be issued in exchange for the global convertible preferred securities.

      No global convertible preferred security may be exchanged for convertible preferred securities registered in the names of persons other than DTC or its nominee unless:

      - DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global convertible preferred security and we are unable to locate a qualified successor depositary;
      - we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or
      - there shall have occurred and be continuing an event of default under the indenture.

      Any global convertible preferred security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in the names as DTC directs. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global convertible preferred security. If convertible preferred securities are issued in definitive form, the convertible preferred securities will be in denominations of $10 and integral multiples of $10 and may be transferred or exchanged at the offices described below.

      Unless and until it is exchanged in whole or in part for the individual convertible preferred securities represented thereby, a global convertible preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any nominee to a successor depositary or any nominee of the successor. Payments on global convertible preferred securities will be made to DTC as the depositary for the global convertible preferred securities. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" on page _____.

      If the convertible preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution. The transfer of the convertible preferred securities will be registrable, and convertible preferred securities will be exchangeable for convertible preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees.

      Upon the issuance of one or more global convertible preferred securities, and the deposit of the global convertible preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual convertible


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
preferred securities represented by the global convertible preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, the underwriter or agents selling the convertible preferred securities. Ownership of beneficial interests in a global convertible preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global convertible preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global convertible preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global convertible preferred security.

      So long as DTC or another depositary, or its nominee, is the registered owner of the global convertible preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the convertible preferred securities represented by the global convertible preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global convertible preferred security will not be entitled to have any of the individual convertible preferred securities represented by the global convertible preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the convertible preferred securities in definitive form, and will not be considered the owners or holders of the convertible preferred securities under the trust agreement.

      None of us, the property trustee, any paying agent or the securities registrar for the convertible preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global convertible preferred security representing the convertible preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global convertible preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global convertible preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global convertible preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants.

PAYMENT AND PAYING AGENCY

      Payments in respect of the convertible preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates. If any of the convertible preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the convertible preferred securities. The paying agent for the convertible preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the convertible preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the convertible preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

REGISTRAR, TRANSFER AGENT AND CONVERSION AGENT

      The property trustee will act as the registrar, the transfer agent and the conversion agent for the convertible preferred securities. Registration of transfers of convertible preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to


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
register or cause to be registered the transfer of convertible preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

      Wilmington Trust Company serves as the property trustee under the trust agreement. The property trustee undertakes to perform only the duties set forth in the trust agreement. If there is an event of default that is continuing, the property trustee must enforce the trust agreement for your benefit and must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of convertible preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If there has been no event of default under the trust agreement and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of convertible preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

      The property trustee will be liable for its own negligence or willful misconduct, but it will not be liable for good faith errors in judgment or for certain actions taken at the direction of the holders of the convertible preferred securities as described in the trust agreement, and it is not responsible for monitoring compliance with the terms of the trust agreement by us or by the administrative trustees of the trust. It may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, security or other paper or document that it believes is genuine and has been signed or presented by the proper party. It also may consult with legal counsel of its choice and is authorized to take any action in reliance on the advice or opinion of that counsel.

MISCELLANEOUS

      The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

      - the trust will not be deemed to be an "investment company" required to be registered under Investment Company Act;
      - the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and
      - the convertible debentures will be treated as indebtedness of the Company for federal income tax purposes.

      In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

      The administrative trustees are required to use their best efforts to maintain the listing of the convertible preferred securities on the Nasdaq National Market or a national securities exchange, but this requirement will not prevent us from redeeming all or a portion of the convertible preferred securities in accordance with the trust agreement.

      Holders of the convertible preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

          DESCRIPTION OF THE CONVERTIBLE JUNIOR SUBORDINATED DEBENTURES

      Concurrently with the issuance of the convertible preferred securities, the trust will invest the proceeds from the sale of the trust securities in the convertible debentures issued by us. The convertible debentures will be issued as unsecured debt under the indenture between us and Wilmington Trust Company, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

      THIS IS A SUMMARY OF THE TERMS AND PROVISIONS OF THE INDENTURE AND THE TRUST INDENTURE ACT, AND WE BELIEVE IT DESCRIBES ALL THE MATERIAL PROVISIONS THAT WOULD BE IMPORTANT TO YOU TO MAKE AN INFORMED INVESTMENT DECISION. Prospective investors are also urged to read the form of the trust agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part. You also can request a copy of the form of the indenture from the property trustee

GENERAL

      The total principal amount of the convertible debentures will be equal to the total liquidation amount of the trust securities. The convertible debentures will bear interest at the annual rate of __________ % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2002, to the person in whose name each convertible debenture is registered at 5:00 p.m., New York, New York time on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation of the trust, the convertible debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

      The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the convertible debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of ___________%, compounded quarterly.

      The convertible debentures will mature on ______ , 2032, the stated maturity date. We may shorten this date once at any time to any date, subject to the prior approval of the Federal Reserve, if required.

      We will give notice to the indenture trustee and the holders of the convertible debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will have the right to redeem the convertible debentures from the trust at any time:

      - if a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page ____, has occurred, or
      -  after _________, 2007, or
      - we repurchase convertible preferred securities in the market, in which case we can elect to redeem convertible debentures specifically in exchange for a like amount of convertible preferred securities owned by us plus a proportionate amount of common securities.

      We will have the right to redeem the convertible debentures from the trust at any time prior to ________, 2007 provided that our common stock price exceeds the conversion price of the convertible preferred securities by at least 125% for a period of 20 consecutive trading days ending within five business days of the date of notice of redemption.

      The convertible debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future, other than any other trust preferred securities we may issue, which will rank pari passu with this offering. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the convertible debentures to benefit indirectly from any distribution by a


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subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The convertible debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of convertible debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "-- Subordination" on page _____.

      The indenture does not contain provisions that afford holders of the convertible debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the convertible debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

      As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the convertible debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the convertible debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of ______%, compounded quarterly. During an extension period, interest will continue to accrue and holders of convertible debentures, or the holders of convertible preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "-- Interest Income and Original Issue Discount" on page _____.

      During an extension period, we may not:

      - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);
      - make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the convertible debentures;
      - make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the convertible debentures (other than payments under the guarantee); or
      - redeem, purchase or acquire less than all of the convertible debentures or any of the convertible preferred securities.

      Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the convertible debentures.

      We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days the earlier of:

      - the next date distributions would have been payable on the preferred securities but for the election to defer interest payments; and
      - the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the convertible preferred securities, but in any event at least one business day prior to the record date.

The property trustee will notify you within five business days of our election to defer interest payments. Because interest will continue to accrue on the convertible subordinated debentures during an extension period, you will be


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required to accrue and recognize income in the amount of your deferred distributions for United States federal income tax purposes.

      Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

      If the trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the convertible debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

REDEMPTION

      Subject to prior approval of the Federal Reserve, if required, we may redeem the convertible debentures prior to maturity without payment of premium:

      - on or after ______, 2007, in whole at any time or in part from time to time; or
      - in whole prior to ________, 2007 provided that our common stock price exceeds the conversion price of the convertible preferred securities by at least 125% for a period of 20 consecutive trading days ending within five business days of the date of notice of redemption; or
      -  in whole at any time within 180 days following the occurrence of a Tax
         Event, an Investment Company Event or a Capital Treatment Event; or
      -  at any time, and from time to time, to the extent of any convertible preferred securities we purchase, plus a proportionate amount of the common securities we hold.

In each case, we will pay a redemption price equal to the accrued and unpaid interest on the convertible debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed convertible debentures.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of convertible debentures to be redeemed at its registered address. Redemption of less than all outstanding convertible debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the convertible debentures, on and after the redemption date interest will no longer accrue on the convertible debentures or the portions of the convertible debentures called for redemption.

      The convertible debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

      As described above in "-- Liquidation Distribution Upon Termination" on page _____, under certain circumstances and with the Federal Reserve's approval, convertible debentures may be distributed to the holders of the trust securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the convertible debentures on the Nasdaq National Market or other stock exchange or national quotation system on which the convertible preferred securities are then listed, if any. There can be no assurance as to the market price of any convertible debentures that may be distributed to the holders of convertible preferred securities.

RESTRICTIONS ON PAYMENTS

      We have promised that if, at any time:



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      -  we have actual knowledge that an event of default has occurred under the indenture, or with notice or lapse of time an event of default would occur, and we have not taken reasonable steps to remedy the situation;
      - the junior subordinated debentures are held by the trust and we are in default with respect to our payment of any obligations under the guarantee;
      - we have given notice of our election of an extension period as provided in the indenture and have not rescinded such notice; or
      - an extension period, or any extension of an extension period, is continuing;

then, we will not:

      - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);
      - make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the convertible debentures;
      - make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the convertible debentures (other than payments under the guarantee with respect to the convertible preferred securities); or

      - redeem, purchase or acquire less than all of the convertible debentures or any of the convertible preferred securities.

SUBORDINATION

      The convertible debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of Southern Community Financial Corporation, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of convertible debentures will be entitled to receive or retain any payment in respect of the convertible debentures.

      If the maturity of any convertible debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the convertible debentures will be entitled to receive or retain any principal or interest payments on the convertible debentures.

      No payments of principal or interest on the convertible debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

      The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

      -  every obligation of the person for money borrowed;
      - every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;



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
      - every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;
      - every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;
      -  every capital lease obligation of the person; and
      - every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

      The term "senior debt" means the principal of, and premium and interest, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us), on debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

      - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the convertible debentures or to other debt which is equal with, or subordinated to, the convertible debentures;
      - any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;
      -  any debt of ours to any of our subsidiaries;
      -  any debt to any of our employees; and
      -  debt which constitutes subordinated debt.

      The term "subordinated debt" means the principal of, and premium and interest, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us), on debt. Except as described below, subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours. Subordinated debt will not be deemed to include:

      - any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;
      -  any debt of ours to any of our subsidiaries;
      -  any debt to any of our employees;
      -  debt which constitutes senior debt; and
      -  any debt of ours under debt securities sold by us to the trust.

      We expect from time to time to incur additional indebtedness, and there is no limitation under the indenture on the amount of indebtedness we may incur. We had no consolidated senior or subordinated debt at September 30, 2001.

CONVERSION OF CONVERTIBLE DEBENTURES

      The convertible debentures will be convertible into common stock at the option of the holders thereof at any time prior to 5:00 p.m., New York, New York time on the business day immediately preceding the date of repayment of such convertible debentures, whether at stated maturity or upon redemption, at the conversion ratio as adjusted as described under "-- Conversion Rights" on page _____. The trust will covenant not to convert convertible debentures held by it except pursuant to a notice of conversion delivered to the conversion agent by a holder of convertible preferred securities. Upon surrender of a convertible preferred security to the conversion agent for conversion, the trust will distribute $10 principal amount of the convertible debentures per convertible preferred security to the conversion agent on behalf of the holder electing to convert the convertible preferred securities. The conversion agent will then convert the convertible debentures to common stock on behalf of such holder. The conversion agent's delivery to the holders of the convertible debentures of the shares of common stock into which the debentures are convertible (together with the cash payment, if any, in lieu of fractional shares) will be deemed to satisfy our obligation to pay the principal amount of the convertible debentures so converted and any accrued and unpaid interest thereupon attributable to the period from the last date to which interest has been paid.



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
      However, if any debentures are converted after a record date for payment of interest and on or before the related interest payment date, the interest payable with respect to such convertible debentures will be paid on the related interest payment date to the trust (which will distribute an equivalent amount to the holder of such convertible preferred security on the related record date) or other holder of convertible debentures, as the case may be. The holder of the convertible debentures must deliver an amount equal to the interest payable on the related interest payment date prior to receiving the shares of common stock.

      If any convertible debentures are delivered for conversion during an extension period by a holder after receiving a notice of redemption from the property trustee, we will be required to pay to the trust or other holder of the converted debentures all accrued and unpaid interest, if any, on such convertible debentures through the date of conversion. This amount will then be simultaneously distributed to the holders of the convertible preferred securities delivered for conversion. Except as provided above, neither the trust nor Southern Community Financial Corporation will make, or be required to make, any payment, allowance or adjustment for accumulated and unpaid interest, whether or not in arrears, on the convertible debentures surrendered for conversion.

PAYMENT AND PAYING AGENTS

      Generally, payment of principal of and interest on the convertible debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by:

      - check mailed to the address of the person entitled to payment at the address listed in the register of holders of the convertible debentures, or
      - wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the convertible debentures, provided that proper transfer instructions have been received by the applicable record date.

      Payment of any interest on convertible debentures will be made to the person in whose name the convertible debenture is registered at 5:00 p.m., New York, New York time on the regular record date for the interest payment, except in the case of defaulted interest.

      Any moneys deposited with the indenture trustee or any paying agent for the convertible debentures, or then held by us in trust, for the payment of the principal of or interest on the convertible debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on December 31 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the convertible debenture will thereafter look, as a general unsecured creditor, only to us for payment.

REGISTRAR AND TRANSFER AGENT

      The indenture trustee will act as the initial registrar and the transfer agent for the convertible debentures. Convertible debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the convertible debentures.

      If we redeem any of the convertible debentures, neither we nor the indenture trustee will be required to

      - issue, register the transfer of, or exchange any convertible debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at 5:00 p.m., New York, New York time on the day of the mailing of the relevant notice of redemption, or
      - transfer or exchange any convertible debentures so selected for redemption, except, in the case of any convertible debentures being redeemed in part, any portion not to be redeemed.



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
MODIFICATION OF INDENTURE

      We and the indenture trustee may, from time to time without the consent of the holders of the convertible debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the convertible debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding convertible debentures. However, without the consent of the holder of each outstanding convertible debenture affected by the proposed modification, no modification may:

      -  extend the maturity date of the convertible debentures; or
      - reduce the principal amount or the rate or extend the time of payment of interest; or
      - reduce the percentage of principal amount of convertible debentures required to amend the indenture.

      As long as any of the convertible preferred securities remain outstanding:

      - no modification of the indenture may be made that requires the consent of the holders of the convertible debentures;
      -  no termination of the indenture may occur, and
      - no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the convertible preferred securities.

DEBENTURE EVENTS OF DEFAULT

      The indenture provides that any one or more of the following events with respect to the convertible debentures that has occurred and is continuing constitutes an event of default under the indenture:

      - our failure to pay any interest on the convertible debentures for 30 days after the due date, except where we have properly deferred the interest payment;
      - our failure to pay any principal on the convertible debentures when due whether at maturity, upon redemption or otherwise;
      - our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the convertible debentures; or
      - our bankruptcy or insolvency or a reorganization or dissolution of the trust.

      The holders of a majority of the aggregate outstanding principal amount of the convertible debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the convertible debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the convertible debentures may rescind and annul the declaration of default and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the convertible debentures which has become due solely by the acceleration. Should the holders of the convertible debentures fail to annul the declaration and waive the default, the holders of at least 25% in aggregate liquidation amount of the convertible preferred securities will have this right.

      If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the convertible debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the convertible debentures.

      We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.



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
ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE CONVERTIBLE PREFERRED SECURITIES

      If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the convertible debentures on the date on which the payment is due and payable, then a holder of convertible preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the convertible preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

      The holders of the convertible preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the convertible debentures unless there has been an event of default under the trust agreement.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

      We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

      - the successor person in the transaction is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the convertible debentures, and the ultimate parent entity of the successor entity expressly assumes our obligations under the guarantee, to the extent the convertible preferred securities are then outstanding;
      - immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and
      -  other conditions as prescribed in the indenture are met.

      Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust. The provisions of the trust agreement relating to a replacement of the trust would apply to such a transaction. See "-- Mergers, Consolidations, Amalgamations or Replacements of the Trust" on page _____.

COVENANTS

      We have agreed, pursuant to the indenture, for so long as convertible preferred securities remain outstanding:

      - to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;
      - not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;
      - to use our reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of convertible debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;
      - to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the convertible debentures; and
      - to comply with all filing and reporting obligations under the Securities Exchange Act, as applicable, to a company having a class of securities registered under that Act.




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
SATISFACTION AND DISCHARGE

      The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all convertible debentures not previously delivered to the indenture trustee for cancellation:

      -  have become due and payable; or

      - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the convertible debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

      We may still be required to provide officers'certificates, opinions of counsel and pay fees and expenses due after these events occur.

GOVERNING LAW

      The indenture and the convertible debentures will be governed by and construed in accordance with North Carolina law.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

      Wilmington Trust Company serves as the indenture trustee under the indenture. The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of convertible debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

      The indenture trustee will be liable for its own negligence or willful misconduct, but it will not be liable for good faith errors in judgment or for certain actions taken at the direction of the holders of the convertible debentures as described in the indenture. It may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, security or other paper or document that it believes is genuine and has been signed or presented by the proper party. It also may consult with legal counsel of its choice and is authorized to take any action in reliance on the advice or opinion of that counsel.

                          DESCRIPTION OF THE GUARANTEE

      The guarantee agreement will be executed and delivered by us concurrently with the issuance of the convertible preferred securities for the benefit of the holders of the convertible preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the convertible preferred securities. THIS IS A SUMMARY OF THE TERMS AND PROVISIONS OF THE GUARANTEE AGREEMENT, AND WE BELIEVE IT DESCRIBES ALL THE MATERIAL PROVISIONS THAT WOULD BE IMPORTANT TO YOU TO MAKE AN INFORMED INVESTMENT DECISION. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. You also can request a copy of the form of the guarantee agreement from the property trustee.

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GENERAL

      We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to holders of the convertible preferred securities as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have other than the defense of payment.

      The following payments with respect to the convertible preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

      - any accumulated and unpaid distributions required to be paid on the convertible preferred securities;

      - with respect to any convertible preferred securities called for redemption, the redemption price; and

      - upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of convertible debentures to the holders of convertible preferred securities), the lesser of:

           -   the amount of the liquidation distribution; or

           - the amount of assets of the trust remaining available for distribution to holders of convertible preferred securities in liquidation of the trust.

      We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the convertible preferred securities, or by causing the trust to pay the amounts to the holders.

      The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the convertible debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the convertible preferred securities.

STATUS OF THE GUARANTEE

      The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the convertible debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

      The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of convertible preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

      The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the convertible debentures to the holders of the convertible preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of the creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

AMENDMENTS AND ASSIGNMENTS

      Except with respect to any changes that do not materially adversely affect the rights of holders of the convertible preferred securities, in which case no vote will be required, the guarantee may not be amended without the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding convertible preferred securities. All guarantees and agreements contained in the guarantee will bind our successors, assigns,

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receivers, trustees and representatives and will be for your benefit and the benefit of all of the holders of the convertible preferred securities then outstanding. Except in connection with a consolidation, merger or sale involving us that is permitted under the indenture and pursuant to which the assignee agrees in writing to perform our obligations under the guarantee, we may not assign our obligations under the guarantee.

EVENTS OF DEFAULT; REMEDIES

      An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the convertible preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

      Any holder of convertible preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

      We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

TERMINATION OF THE GUARANTEE

      The guarantee will terminate and be of no further force and effect upon:

      - full payment of the redemption price of the convertible preferred securities;

      -  full payment of the amounts payable upon liquidation of the trust; or

      - distribution of the convertible debentures to the holders of the convertible preferred securities.

      If at any time any holder of the convertible preferred securities must restore payment of any sums paid under the convertible preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

      Wilmington Trust Company serves as the guarantee trustee and, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. If there is an event of default under the guarantee, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any convertible preferred securities, as the case may be, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

      The guarantee trustee will be liable for its own negligence or willful misconduct, but it will not be liable for good faith errors in judgment or for certain actions taken at the direction of the holders of the convertible preferred securities as described in the guarantee. It may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, security or other paper or document that it believes is genuine and has been signed or presented by the proper party. It also may consult with legal counsel of its choice and is authorized to take any action in reliance on the advice or opinion of that counsel.

EXPENSE AGREEMENT

      We will, pursuant to the Agreement as to Expenses and Liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes

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indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the convertible preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the convertible preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

GOVERNING LAW

      The guarantee will be governed by North Carolina law.

    RELATIONSHIP AMONG THE CONVERTIBLE PREFERRED SECURITIES, THE CONVERTIBLE
                          DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

      We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the convertible preferred securities to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the convertible debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on convertible preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the convertible preferred securities.

      If and to the extent that we do not make payments on the convertible debentures, the trust will not pay distributions or other amounts due on the convertible preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of convertible preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

SUFFICIENCY OF PAYMENTS

      As long as payments of interest and other payments are made when due on the convertible debentures, these payments will be sufficient to cover distributions and other payments due on the convertible preferred securities primarily because:

      - the aggregate principal amount of the convertible debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

      - the interest rate and interest and other payment dates on the convertible debentures will match the distribution rate and distribution and other payment dates for the convertible preferred securities;

      - we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the convertible preferred securities the amounts due to the holders pursuant to the terms of the convertible preferred securities; and

      - the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

If we make a payment under the guarantee, our obligations under the indenture will be reduced by the amount of that payment.

ENFORCEMENT RIGHTS OF HOLDERS OF CONVERTIBLE PREFERRED SECURITIES

      A holder of any convertible preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the

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trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indentures provide that no payments may be made in respect of the convertible debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the convertible debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF THE TRUST

      The convertible preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in the convertible debentures, and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a convertible preferred security and the rights of a holder of a convertible debenture is that a holder of a convertible debenture is entitled to receive from us the principal amount of and interest accrued on convertible debentures held, while a holder of convertible preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

RIGHTS UPON TERMINATION

      Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the convertible debentures, the holders of the convertible preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash.

      Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the convertible debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust (other than the obligations of the trust to pay to holders of the convertible preferred securities the amounts due to the holders pursuant to the terms of the convertible preferred securities), the positions of a holder of the convertible preferred securities, and a holder of convertible debentures, relative to our other creditors and to our shareholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                               BOOK-ENTRY ISSUANCE

GENERAL

      Depository Trust Company will act as securities depositary for the convertible preferred securities and may act as securities depositary for all of the convertible debentures in the event of the distribution of the convertible debentures to the holders of the convertible preferred securities. Except as described below, the convertible preferred securities will be issued only as registered securities in the name of Cede & Co. (DTC's nominee). One or more global preferred securities will be issued for the convertible preferred securities and will be deposited with DTC.

      DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants'accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the

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
National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of convertible preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the convertible preferred securities on DTC's records. The ownership interest of each actual purchaser of each convertible preferred security ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased convertible preferred securities. Transfers of ownership interests in the convertible preferred securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in convertible preferred securities, except if use of the book-entry-only system for the convertible preferred securities is discontinued.

      DTC will have no knowledge of the actual beneficial owners of the convertible preferred securities. DTC's records reflect only the identity of the direct participants to whose accounts the convertible preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices will be sent to Cede & Co. as the registered holder of the convertible preferred securities. If less than all of the convertible preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

      Although voting with respect to the convertible preferred securities is limited to the holders of record of the convertible preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the convertible preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the convertible preferred securities are credited on the record date.

DISTRIBUTION OF FUNDS

      The property trustee will make distribution payments on the convertible preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

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
SUCCESSOR DEPOSITARIES AND TERMINATION OF BOOK-ENTRY SYSTEM

      DTC may discontinue providing its services with respect to any of the convertible preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the convertible preferred securities are required to be printed and delivered to holders of the convertible preferred securities. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of the convertible preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the convertible preferred securities will be printed and delivered to holders of the convertible preferred securities.

                          DESCRIPTION OF CAPITAL STOCK

      The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in our Articles of Incorporation and our By-laws, as amended to date.

AUTHORIZATION

      Our authorized capital stock consists of 30,000,000 shares of common stock, no par value, of which 7,958,288 shares were outstanding as of September 30, 2001, and 1,000,000 shares of preferred stock, whose rights, privileges and preferences will be established by the board of directors on issuance. There are no shares of preferred stock outstanding. Each share of Common Stock has the same rights, privileges and preferences as every other share.

DIVIDEND AND LIQUIDATION RIGHTS

      Holders of the common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor, and to receive pro rata any assets distributable to holders of the common stock upon liquidation of Southern Community Financial Corporation.

VOTING RIGHTS

      Holders of our common stock are entitled to vote for the election of directors and upon all other matters which may be submitted to a vote of the shareholders generally. Each share entitles its holder to one vote in the election of directors as well as all other matters to be voted on by shareholders. However, holders of our common stock are not entitled to cumulate their votes in the election of directors. Consequently, the holders of the majority of the outstanding shares of common stock represented at a meeting at which a quorum is present or represented may elect all of the directors. Our Articles of Incorporation provide that our directors serve terms that are staggered so that no more than approximately one-third of the directors are eligible for election at any meeting of the shareholders.

NO PREEMPTIVE RIGHTS

Holders of the common stock do not have preemptive rights to subscribe for additional shares on a pro rata basis when additional shares are offered for sale by us.

ASSESSMENT AND REDEMPTION

      Our common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and non-assessable.

LIMITATIONS ON DIRECTOR LIABILITY

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   Our Articles of Incorporation contain a provision that the directors shall generally not be liable to the corporation or any of its shareholders for monetary damages for breach of duty as a director to the fullest extent permitted by the North Carolina Business Corporation Act. This provision will eliminate such liability except for (i) acts and omissions that the director knew or believed to be clearly in conflict with the best interests of the corporation at the time of the act or omission, (ii) liability for distributions and dividends in violation of the Business Corporation Act, and (iii) any transaction from which the director derived an improper personal benefit.

THE COMMON STOCK IS NOT INSURED BY FDIC

   An investment in the common stock or any of our securities will not be a deposit or a savings account and will not be insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risk, including the possible loss of principal.

STATUTORY AND OTHER RESTRICTIONS ON ACQUISITION OF THE COMMON STOCK

   We are subject to the North Carolina Control Share Acquisition Act which generally provides that shares of the common stock that are "Control Shares" will not have certain voting rights unless the remaining shareholders grant voting rights. Control Shares are shares acquired by a person under certain circumstances which, when added to other shares owned by that person, would entitle that person (except for the application of the statute) to (i) one-fifth, (ii) one-third, or (iii) a majority, of all voting power in the election of the bank's directors. Voting rights may be restored to Control Shares, however, by the affirmative vote of the holders of a majority of the common stock (other than shares held by the owner of the Control Shares and officers of Southern Community Financial Corporation). If voting rights are restored to Control Shares which give the holder a majority of all voting power in the election of our directors, then the other shareholders may require Southern Community Financial Corporation to redeem their shares at their fair value as of a date prior to the date on which the vote was taken which restored voting rights to the Control Shares.

   We are also subject to the North Carolina Shareholder Protection Act which generally requires that unless certain "fair price" and procedural requirements are satisfied, the affirmative vote of the holders of 95% of the outstanding shares of the common stock (excluding shares owned by an "Interested Shareholder") is required to approve certain business combinations with other entities that are the beneficial owners of more than 20% of the common stock or which are affiliates of Southern Community Financial Corporation and previously had been 20% beneficial holders of the common stock.

   Our Articles of Incorporation provide that the Board of Directors may consider the social and economic effects of any matter presented for their consideration on the communities in which we operate and may consider the business and financial condition of a proposed acquiror, its management's experience and integrity, and the prospects of successful conclusion of the transaction when evaluating any business combination.

   These provisions may have the effect of discouraging a change of control of Southern Community Financial Corporation by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of Southern Community Financial Corporation.

                   CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

      The following summary of the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of convertible preferred securities insofar as it relates to matters of law and legal conclusions, represents the opinion of Maupin Taylor & Ellis, P.A, special tax counsel to Southern Community Financial Corporation. The conclusions expressed herein are based on the Internal Revenue Code of

1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

      The authorities on which this summary is based are subject to various interpretations and the opinions of tax counsel are not binding on the Internal Revenue Service or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the Internal Revenue Service with respect to the transactions described herein. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the opinions expressed herein or that a court would not sustain such a challenge. Nevertheless, tax counsel has advised that it is of the view that, if challenged, the opinions expressed herein would be sustained by a court.

      Unless otherwise stated, this summary deals only with convertible preferred securities held as capital assets by United States Persons (defined below) who purchase the convertible preferred securities upon original issuance at their original offering price. As used herein, a "United States Person" means a person that is

       -      a citizen or resident of the United States,

       - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

       - an estate, the income of which is includible in its gross income for federal income tax purposes without regard to its source, or trust, if:

              - a court within the United States is able to exercise primary supervision over the administration of the trust and

              - one or more United States trustees have the authority to control all substantial decisions of the trust or

       - a person whose worldwide income or gain is subject to United States federal income taxation on a net income basis.


   The tax treatment of holders may vary depending on their particular situation. This summary does not address all the tax consequences that may be relevant to a particular holder or to holders who may be subject to special tax treatment, such as banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, persons holding convertible preferred securities as part of a straddle, a "synthetic security," or as part of a hedging or conversion transaction, or, except to the extent described below in "-- United States Alien Holders," foreign taxpayers. In addition, this summary does not include any description of the income tax consequences to stockholders in, or partners or beneficiaries of, a holder of convertible preferred securities, any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to a holder of convertible preferred securities.


CLASSIFICATION OF THE TRUST

      In the opinion of Maupin Taylor & Ellis, P.A., Southern Community Capital Trust I will be classified for United States federal income tax purposes as a grantor trust and not an association taxable as a corporation based on:

   - our factual representations and other facts and assumptions set forth in this prospectus;

   - the assumption that there will be full compliance with the terms of the trust agreement; and

   - other assumptions and qualifications stated in the opinion which are filed as exhibits to the registration statement of which this prospectus is a part.

      As a result, for United States federal income tax purposes, you generally will be considered the owner of an undivided interest in the convertible junior subordinated debentures owned by Southern Community Capital Trust I. Accordingly, you will be required to include all income or gain recognized for United States federal income tax purposes with respect to your share of the convertible junior subordinated debentures in your gross income for United States federal income tax purposes, whether or not you receive distributions on your preferred securities.

CLASSIFICATION OF THE CONVERTIBLE JUNIOR SUBORDINATED DEBENTURES

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
      The convertible junior subordinated debentures are intended to be, and in the opinion of Maupin Taylor & Ellis, P.A. will be (based on the facts contained in this prospectus, the terms of the indenture and the convertible junior subordinated debentures, and certain representations and assumptions stated in the opinion), classified for United States federal income tax purposes as our indebtedness. By acceptance of preferred securities, each holder covenants to treat the convertible junior subordinated debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the convertible junior subordinated debentures. We cannot assure you that the IRS will not challenge this position. The remainder of this discussion assumes that the convertible junior subordinated debentures will be treated as our indebtedness for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT


      Under applicable Treasury regulations, debt instruments such as the subordinated debentures which are issued at face value will not be considered issued with original issue discount, even if their issuer can defer payment of interest, if the likelihood of any deferral is remote. We believe that the likelihood of our exercising our option to defer payments is remote, based in part on the fact that exercising our option would prevent us from declaring dividends on our common stock and would prevent us from making payments with respect to debt securities that rank equally with or junior to the convertible junior subordinated debentures. Based on the foregoing, the convertible debentures will not be considered to have been issued with original issue discount. In such a case, stated interest on the convertible debentures generally will be included in income by a holder as ordinary income at the time such interest income is paid or accrued in accordance with such holder's regular method of tax accounting.



      The regulations have not yet been addressed in any rulings or other interpretations by the Internal Revenue Service, and the Internal Revenue Service could take the position that the likelihood of deferral of interest payments is not remote. If the Internal Revenue Service were to assert successfully that the stated interest on the convertible debentures was original issue discount regardless of whether we exercise our right to defer payments of interest on such debentures or, we exercise our right to defer payments of interest on the convertible debentures, the convertible debentures will be treated as "reissued" with original issue discount at such time, and a holder would thereafter be required to include the original issue discount on the convertible debentures in ordinary income on a daily economic accrual basis, regardless of the holder's method of tax accounting and in advance of receipt of the cash attributable to such interest income. If we were to exercise our option to defer the payment of stated interest on the convertible debentures, a holder would be required to include original issue discount in gross income during an extension period even though we would not make actual cash payments during such extension period. Under the original issue discount economic accrual rules, a holder would accrue an amount of interest income each year that approximates the stated interest payments called for under the debentures, and actual cash payments of interest on the debentures would not be reported separately as taxable income.


      Because income on the convertible preferred securities will constitute interest income for United States federal income tax purposes, corporate holders of convertible preferred securities will not be entitled to a dividends-received deduction in respect of such income.

DISTRIBUTION OF THE CONVERTIBLE DEBENTURES TO HOLDERS OF THE CONVERTIBLE PREFERRED SECURITIES UPON TERMINATION OF THE TRUST


      Except as discussed below, under current United States federal income tax law, a distribution by the trust of the convertible debentures as described under the caption "Description of the Convertible Preferred Securities -- Liquidation Distribution Upon Termination" on page _____ will be nontaxable to the holders and will result in a holder receiving a pro rata share of the convertible debentures held by the Trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such holder had in the convertible preferred securities before such distribution. A holder will account for interest in respect of the convertible debentures received from the trust in the manner described above under "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount," on page _____ including any accrual of original issue discount (if any) attributed to the convertible debentures upon the distribution.

      If, however, Southern Community Capital Trust I distributes the convertible junior subordinated debentures after a Tax Event that results in Southern Community Capital Trust I being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to you. In that event, you would recognize gain or loss equal to the difference between your adjusted tax basis in your preferred securities and the fair market value of the convertible junior subordinated debentures you receive.


SALES OR REDEMPTION OF THE CONVERTIBLE PREFERRED SECURITIES

      Gain or loss will be recognized by a holder on the sale of convertible preferred securities (including a redemption for cash or other consideration) in an amount equal to the difference between the amount realized on the sale (or redemption) and the holder's adjusted tax basis in the convertible preferred securities sold or redeemed. A holder's adjusted tax basis in the convertible preferred securities generally will be the holder's initial purchase price increased by original issue discount (if any) previously includible in such holder's gross income to the date of disposition and decreased by payments received (other than payments of stated interest that are not treated as original issue discount) on the convertible preferred securities. Gain or loss recognized by a holder on convertible preferred securities held for more than one year will generally be taxable as long-term capital gain or loss. Convertible preferred securities constituting a capital asset which are acquired by an individual and held for more than 12 months are accorded a maximum United States federal capital gains tax rate of 20% (or a rate of 10%, if the individual taxpayer is in the 15% tax bracket). If held more than five years, the 20% rate drops to 18% (and the 10% rate drops to 8%). For corporate holders, capital gain will be subject to tax at the ordinary income tax rates applicable to corporations.

      The convertible preferred securities might trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of convertible preferred securities between record dates for payments of distributions (and consequently does not receive a distribution from the trust for the period prior to such disposition) will nevertheless be required to include in income as ordinary income accrued but unpaid interest on the convertible debentures through the date of disposition and to add such amount to its adjusted tax basis of the disposed convertible preferred securities. Such holder will recognize a capital loss on the disposition of its convertible preferred securities to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) is less than the holder's adjusted tax basis in the convertible preferred securities (which would include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

CONVERSION OF CONVERTIBLE PREFERRED SECURITIES

      A holder of convertible preferred securities generally will not recognize income, gain or loss upon the conversion of its convertible preferred securities into our common stock. A holder will, however, recognize gain upon the receipt of cash in lieu of a fractional share of common stock equal to the amount of cash received less the holder's tax basis in such fractional share. A holder's tax basis in the common stock received upon exchange and conversion should generally be equal to the holder's tax basis in the exchanged convertible preferred securities less the basis allocated to any fractional share for which cash is received, and a holder's holding period in the common stock received upon exchange and conversion will generally begin on the date that the holder acquired the convertible preferred securities delivered to the conversion agent for exchange.

ADJUSTMENT OF CONVERSION RATIO

      Treasury regulations promulgated under Section 305 of the Internal Revenue Code would treat holders of convertible preferred securities as having received a constructive distribution from us in the event that the conversion ratio of the convertible debentures were adjusted if

   - as a result of such adjustment, the proportionate interest (measured by the quantum of common stock into or for which the convertible debentures are convertible or exchangeable) of the holders of the convertible preferred securities in the assets or earnings and profits of Southern Community Financial Corporation were increased, and

  - the adjustment was not made pursuant to a bona fide, reasonable anti-dilution formula.

An adjustment of the conversion ratio would not be considered made pursuant to such a formula if the adjustment was made to compensate for certain taxable distributions with respect to the common stock. Thus, under certain circumstances, an increase in the conversion ratio for the holders may result in deemed dividend income to holders to the extent of the increase to their proportionate share of the current or accumulated earnings and profits or assets of Southern Community Financial Corporation. Holders of the convertible preferred securities would be required to include their allocable share of such deemed dividend income in gross income but would not receive any cash related thereto.

OWNERSHIP OF COMMON STOCK

      Distributions received by holders of common stock in respect of such common stock (other than certain distributions of additional shares of common stock or rights to acquire additional shares of common stock) will be treated as ordinary dividend income to such holders to the extent such distributions are considered to be paid by us out of our current or accumulated earnings and profits, as determined under federal income tax principles. Corporate holders of common stock may be entitled to a "dividends-received deduction" with respect to such dividends.

      To the extent that any such distribution exceeds our current or accumulated earnings and profit, such distribution will be treated, first, as a tax-free return of capital to a holder of common stock to the extent of such holder's adjusted tax basis in the common stock and, thereafter, as capital gain.

      Distributions of additional shares of common stock, or rights to acquire additional shares of common stock, that are received as part of a pro rata distribution of such shares, or rights to acquire such shares, to all our shareholders generally should not be subject to federal income tax. The tax basis of such new shares or rights generally will be determined by allocating the shareholder's adjusted tax basis in the "old" shares of common stock between such "old" shares and the new shares or rights received by such shareholder, based upon their relative fair market values on the date of the distribution.

      A holder of common stock generally will recognize gain or loss on a sale or other taxable disposition of common stock equal to the difference between the amount realized by the shareholder on such sale or disposition and the shareholder's adjusted tax basis in such common stock. Such gain or loss generally will be capital gain or loss and generally will be considered long-term capital gain or loss if the holder had held such common stock for more than one year immediately prior to such sale or disposition.

EFFECT OF POSSIBLE CHANGES IN TAX LAWS

      Congress has considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures.

      Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve, if then required, to cause a redemption of the preferred securities before, maturity. See "Description of the Convertible Subordinated Debentures -- Redemption" on page _____ and "Description of the Convertible Preferred Securities of the Trust -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" on page _____.

UNITED STATES ALIEN HOLDERS

      For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, a foreign estate or a foreign trust. A "United States Alien Holder" does not include, however, any person whose income or gain in respect of the convertible preferred securities is effectively connected with the conduct of a United States trade or business.

      Under current United States federal income tax law payments by the trust or any of its paying agents to any holder who or which is a United States Alien Holder will not be subject to United States federal withholding tax, provided that;
   - the holder does not actually or constructively (as determined under certain attribution rules prescribed by the Internal Revenue Code) own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote;
  - the holder is not a controlled foreign corporation that is related to the Company through stock ownership;
  - the holder is not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code; and
   - either (A) the holder certifies to the Trust or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address, or (B) a securities clearing organization, bank or other financial institution that holds customers'securities in the ordinary course of its trade or business, and holds the convertible preferred securities in such capacity, certifies to the Trust or its agent, under penalties of perjury, that such statement has been received from the holder by it or by a Financial Institution holding such security for the holder and furnishes the Trust or its agent with a copy thereof. Recently issued Treasury regulations provide alternative methods for satisfying the identification and certification requirements described in the preceding sentence. These regulations generally are effective for payments made after December 31, 2001, subject to certain transition rules. United States Alien Holders are urged to consult their tax advisors about these new regulations.

      A United States Alien Holder of convertible preferred securities generally will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of convertible preferred securities. In the case of a United States Alien Holder who is an individual, however, gain realized on the disposition of convertible preferred securities may be subject to United States federal income tax if:

   - such individual is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and

   - either (A) such individual has a "tax home" in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such individual in the United States.

INFORMATION REPORTING TO HOLDERS


      The amount of interest paid or original issue discount accrued on the convertible preferred securities will be reported annually to holders and the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders by January 31 following each calendar year.


BACKUP WITHHOLDING


      Payments made on, and proceeds from the sale of, convertible preferred securities may be subject to a "backup" withholding tax of 30% unless the holder complies with certain certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder's United States federal income tax, provided the required information is provided to the Internal Revenue Service on a timely basis.


      The federal income tax discussion set forth above is included for general information purposes only and may not be applicable depending on a prospective investor's particular situation. Prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the convertible preferred securities or the distribution to them of the debentures, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

                              ERISA CONSIDERATIONS

      Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase convertible preferred securities, subject to the investing fiduciary's determination that the investment in convertible preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

      We and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities and convertible preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the convertible preferred securities are acquired pursuant to and in accordance with an applicable exemption.

      As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire convertible preferred securities unless the convertible preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or Section 4975 of the Internal Revenue Code proposing to acquire convertible preferred securities should consult with their own counsel.

                                  UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among Southern Community Financial Corporation, the trust and Ryan, Beck & Co., LLC, Ryan, Beck has agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,500,000 convertible preferred securities.

      Under the terms and conditions of the underwriting agreement, the underwriter is committed to accept and pay for all of the convertible preferred securities if any are taken. The underwriting agreement provides that the obligations of the underwriter are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the convertible preferred securities, and to other conditions contained in the underwriting agreement, such as the effectiveness with the SEC of the registration statement that contains this prospectus and the receipt by the underwriter of certificates from our officers, legal opinions from our lawyers and a letter from our independent public accountants regarding our financial statements and the statistical data contained in the prospectus and in our filings under the Securities Exchange Act of 1934.

      The underwriter proposes to offer the convertible preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriter) at this price, less a concession not in excess of $ ____________ per convertible preferred security. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of $ _________ per convertible preferred security to certain brokers and dealers. After the convertible preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriter.

      The trust has granted to Ryan, Beck an option, exercisable within 30 days after the date of this prospectus, to purchase up to 225,000 additional convertible preferred securities at the same price per security to be paid by the underwriter for the other securities being offered. Ryan, Beck may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the convertible preferred securities being offered.

      If the underwriter exercises its option to purchase additional convertible preferred securities, the trust will issue and sell to us additional common securities. We will then issue and sell to the trust additional convertible debentures in an aggregate principal amount equal to the total aggregate liquidation amount of the additional convertible preferred securities being purchased under the option and the additional common securities sold to us.

      The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by the trust, as shown in the table below, do not reflect estimated expenses of $ _____________ payable by Southern Community Financial Corporation.


                                           PER CONVERTIBLE PREFERRED
                                           SECURITY                             TOTAL
                                           --------                             -----


Public Offering                            $                                    $
Price..........................

Proceeds to Southern                       $                                    $
Community Capital Trust
I..............................


      In view of the fact that the proceeds of the sale of the convertible preferred securities will be used by the trust to purchase the convertible debentures from us, we have agreed to pay the underwriter $ _______________ per convertible preferred security, or a total of $ __________________ , as compensation for arranging the investment in the convertible debentures. Should the underwriter exercise the over-allotment option, an aggregate of $ _____________ will be paid to the underwriter for arranging the investment in the convertible debentures. Ryan, Beck will receive no other items of value that could be considered underwriting compensation by the NASD.

      The offering of the convertible preferred securities is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriter reserves the right to reject any order for the purchase of the convertible preferred securities.

      Southern Community Financial Corporation and the trust have agreed to indemnify Ryan, Beck against certain liabilities, including liabilities under the Securities Act of 1933.

      The convertible preferred securities are expected to be approved for inclusion on the Nasdaq National Market, and trading is expected to commence on or prior to delivery of the securities. The representative has advised the trust that it presently intends to make a market in the securities after the commencement of trading on the Nasdaq National Market, but no assurances can be made as to the liquidity of the securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among representatives of Southern Community Financial Corporation and Ryan, Beck, and the offering price of the securities may not be indicative of the market price following the offering. The representative will have no obligation to make a market in the securities, however, and may cease market-making activities, if commenced, at any time.

      In connection with the offering, the underwriter may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the securities during and after the offering, such as the following:

      - the underwriter may over-allot or otherwise create a short position in the securities for their own account by selling more securities than have been sold to them;

      - the underwriter may elect to cover any short position by purchasing securities in the open market or by exercising the over-allotment option;

      - the underwriter may stabilize or maintain the price of the securities by bidding;

      -  the underwriter may engage in passive market making transactions;
         and

      - the underwriter may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

      The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Because the National Association of Securities Dealers, Inc. may view the convertible preferred securities as interests in a direct participation program, the offer and sale of the securities is being made in compliance with the provisions of Rule 2810 under the National Association of Security Dealers Conduct Rules. Ryan, Beck has advised us that they will not make any sales to any accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

      Subject to certain exceptions, we and our executive officers and directors have agreed not to sell or otherwise dispose of any securities similar to those offered by this prospectus, or any of our shares of common stock or our other securities convertible into common stock, or permit the registration of any shares of our common stock, for a period of 90 days after the date of this prospectus (other than securities sold pursuant to this prospectus) without the prior written consent of Ryan, Beck.

      Ryan, Beck has, from time to time, performed other services for us and our affiliates in the ordinary course of business and have received fees from us for their services.

                                  LEGAL MATTERS

      Certain matters of Delaware law relating to the validity of the convertible preferred securities, the enforceability of the trust agreement and the creation of the trust will be passed upon by Richards, Layton and Finger, Delaware counsel to Southern Community Financial Corporation and the trust. The validity of the guarantee, the convertible debentures and the common stock to be issued by us upon conversion of the convertible debentures will be passed upon for Southern Community Financial Corporation by Maupin Taylor & Ellis, P.A., Raleigh, North Carolina. Certain legal matters will be passed upon for the underwriter by Gaeta & Glesener, P.A., Raleigh, North Carolina. Certain matters relating to the federal income tax considerations will be passed upon for us by Maupin Taylor & Ellis, P.A.

                                     EXPERTS

      The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, have been included herein in reliance upon the report of Dixon Odom PLLC, independent certified public accountants.

                         WHERE CAN YOU FIND INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are available to the public from the Securities and Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

      We and the trust have filed with the Securities and Exchange Commission a registration statement on Form S-2 of which this prospectus is a part, under the Securities Act of 1933, as amended, for the convertible preferred securities, the convertible debentures, the guarantee, and the common stock to be issued by us upon conversion of the convertible debentures. This prospectus does not contain all of the information set forth in the registration statement. Certain documents filed by us with the Securities and Exchange Commission have been incorporated in this prospectus by reference See "Documents Incorporated by Reference" at page _____. For further information about us, the trust, the convertible preferred securities, the convertible debentures, and the common stock to be issued by us upon conversion of the convertible debentures, please review the registration statement, including the exhibits and the documents incorporated by reference. The registration statement may be inspected for free at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or part of it may be obtained from the Securities and Exchange Commission by paying the prescribed fees.

      No separate financial statements of the trust have been included in this prospectus. We do not consider that these financial statements would be material to holders of convertible preferred securities because:

  - all of the voting securities of the trust will be owned by us, a reporting company under the Exchange Act;

  - the trust has no independent operations other than the sole purpose of issuing securities representing undivided beneficial interests in the assets of the trust and investing the proceeds thereof in convertible debentures issued by us; and

  - our obligations to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the trust under the indenture and pursuant to the trust agreement, the guarantee, the convertible debentures and the expense agreement, taken together, constitute a full and unconditional guarantee of payments due on the convertible preferred securities.

      The trust is not currently subject to the information reporting requirements of the Exchange Act and we do not expect that the trust will file reports, proxy statements or other information under the Exchange Act with the Securities and Exchange Commission.

                       DOCUMENTS INCORPORATED BY REFERENCE


      We "incorporate by reference" into this prospectus the information in documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the Securities and Exchange Commission will automatically update this prospectus. We incorporate by reference the documents listed below which have been filed as exhibits with the registration statement to which this prospectus is a part.


  - our Annual Report on Form 10-K for the year ended December 31, 2000;

  - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;


  - our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;



  - our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001; and



  - our proxy statement for the Annual Meeting of Shareholders in 2001.




   You may request, and we will provide, a copy of these filings at no cost by writing or calling Richard M. Cobb, our Executive Vice President and Chief Financial Officer at Southern Community Bank and Trust, 4701 Country Club Road, Winston-Salem, North Carolina 27104, (336) 768-8500.

                SOUTHERN COMMUNITY FINANCIAL CORP. & SUBSIDIARIES
                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                            Page No.
                                                                                                            --------
Report of Independent Auditors...........................................................................      F-2

Consolidated Balance Sheets as of December 31, 2000 and 1999.............................................      F-3

Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998...............      F-4

Consolidated Statements of Changes in Stockholders' Equity for the years ended
   December 31, 2000, 1999 and 1998......................................................................      F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998...............      F-6

Notes to Consolidated Financial Statements for the years ended December 31, 2000, 1999 and 1998..........      F-7

Consolidated Balance Sheets as of September 30, 2001 (unaudited) and
   December 31, 2000.....................................................................................     F-24

Consolidated Statements of Operations for the nine months ended
   September 30, 2001 and 2000 (unaudited)...............................................................     F-25

Consolidated Statements of Stockholders' Equity for the nine
   months ended September 30, 2001 and 2000 (unaudited)..................................................     F-26

Consolidated Statements of Cash Flows for the nine months ended
   September 30, 2001 and 2000 (unaudited)...............................................................     F-27

Notes to Consolidated Financial Statements for the nine months ended
   September 30, 2001 (unaudited)........................................................................     F-28

                          [DIXON ODOM PLLC LETTERHEAD]




                          INDEPENDENT AUDITORS' REPORT



To the Stockholders and the Board of Directors
Southern Community Bank and Trust
Winston-Salem, North Carolina


We have audited the accompanying consolidated balance sheets of Southern Community Bank and Trust as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Community Bank and Trust at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ Dixon Odom PLLC
Sanford, North Carolina
January 12, 2001

SOUTHERN COMMUNITY BANK AND TRUST
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999


ASSETS                                                                                      2000           1999
                                                                                         ---------      ---------
                                                                                          (Amounts in thousands,
                                                                                            except share data)
Cash and due from banks                                                                  $  11,197      $  11,736
Federal funds sold                                                                          21,045            804
Investment securities (Note 3)
   Available for sale, at fair value (amortized cost of $38,498 and
     $22,205 at December 31, 2000 and 1999, respectively)                                   39,005         21,771
   Held to maturity, at amortized cost (fair value of $20,419 and
     $13,882 at December 31, 2000 and 1999, respectively)                                   20,244         14,172
Loans (Note 4)                                                                             282,161        200,312
Allowance for loan losses (Note 5)                                                          (4,283)        (3,013)
                                                                                         ---------      ---------

                                                                           Net Loans       277,878        197,299

Bank premises and equipment (Note 6)                                                         9,704          5,152
Other assets                                                                                 4,954          3,238
                                                                                         ---------      ---------

                                                                        Total Assets     $ 384,027      $ 254,172
                                                                                         =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
   Demand                                                                                $  26,645      $  18,815
   Money market and NOW                                                                     66,740         49,624
   Time (Note 7)                                                                           245,368        150,514
                                                                                         ---------      ---------

                                                                      Total Deposits       338,753        218,953

Federal funds purchased                                                                         --          2,500
Borrowings (Note 8)                                                                          6,000             --
Other liabilities                                                                            2,324            953
                                                                                         ---------      ---------

                                                                   Total Liabilities       347,077        222,406
                                                                                         ---------      ---------

Stockholders' Equity (Notes 9 and 13)
   Common stock, $2.50 par value, 20,000,000 shares authorized;
     7,595,979 shares issued and outstanding at December 31, 2000,
     6,657,362 shares issued and outstanding at December 31, 1999                           18,990         16,643
   Additional paid-in capital                                                               15,766         14,251
   Retained earnings                                                                         1,883          1,139
   Accumulated other comprehensive income (loss)                                               311           (267)
                                                                                         ---------      ---------

                                                          Total Stockholders' Equity        36,950         31,766
                                                                                         ---------      ---------

Commitments (Notes 10 and 14)

                                                               Total Liabilities and
                                                                Stockholders' Equity     $ 384,027      $ 254,172
                                                                                         =========      =========

SOUTHERN COMMUNITY BANK AND TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                           2000           1999           1998
                                                                        ----------     ----------     ----------
                                                                              (Amounts in thousands, except
                                                                                share and per share data)
Interest Income
   Loans                                                                $   23,351     $   14,026     $    8,180
   Investment securities available for sale                                  1,733            944            376
   Investment securities held to maturity                                      849            802            312
   Federal funds sold and interest-bearing deposits with banks                 898            790          1,235
                                                                        ----------     ----------     ----------

                                              Total Interest Income         26,831         16,562         10,103
                                                                        ----------     ----------     ----------

Interest Expense
   Money market and NOW deposits                                             2,079          1,470          1,218
   Time deposits                                                            12,511          7,003          3,689
   Federal funds purchased and borrowings                                      354              8             --
                                                                        ----------     ----------     ----------

                                             Total Interest Expense         14,944          8,481          4,907
                                                                        ----------     ----------     ----------

                                                Net Interest Income         11,887          8,081          5,196

Provision for Loan Losses (Note 5)                                           1,480          1,135          1,200
                                                                        ----------     ----------     ----------

                                          Net Interest Income After
                                          Provision for Loan Losses         10,407          6,946          3,996
                                                                        ----------     ----------     ----------

Non-Interest Income (Note 12)                                                2,198            775            339
                                                                        ----------     ----------     ----------

Non-Interest Expense
   Salaries and employee benefits                                            4,576          2,736          1,629
   Occupancy and equipment                                                   1,456          1,048            519
   Other (Note 12)                                                           2,691          2,108          1,662
                                                                        ----------     ----------     ----------

                                         Total Non-Interest Expense          8,723          5,892          3,810
                                                                        ----------     ----------     ----------

                                         Income Before Income Taxes          3,882          1,829            525

Income Tax Expense (Note 11)                                                 1,466            293             --
                                                                        ----------     ----------     ----------

                                                         Net Income     $    2,416     $    1,536     $      525
                                                                        ==========     ==========     ==========

Net Income Per Share
   Basic                                                                $      .31     $      .20     $      .08
   Diluted                                                                     .30            .19            .07

Weighted Average Shares Outstanding
   Basic                                                                 7,711,955      7,655,147      6,854,172
   Diluted                                                               8,047,853      8,133,612      7,020,162

SOUTHERN COMMUNITY BANK AND TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                                                         Accumulated
                                                           Common Stock        Additional   Retained        Other          Total
                                                     -----------------------     Paid-in    Earnings    Comprehensive  Stockholders'
                                                       Shares        Amount      Capital   (Deficit)    Income (Loss)      Equity
                                                       ------        ------      -------   ---------    -------------      ------
                                                                        (Amounts in thousands, except share data)
Balance at December 31, 1997                         1,390,311     $   6,952   $   4,438   $    (922)     $      12      $  10,480

  Comprehensive income
    Net income                                              --            --          --         525             --            525
    Other comprehensive income, net of
     tax
      Net increase in fair value of securities
       available for sale, net of tax of $11                --            --          --          --             10             10
                                                                                                                         ---------
          Total comprehensive income                                                                                           535
                                                                                                                         ---------

  Common stock issued pursuant to:
    Sale of common stock                             1,586,394         7,932      10,784          --             --         18,716

    10% stock split in the form of a dividend          298,246         1,491      (1,498)         --             --             (7)

    Stock options exercised                             16,781            84          70          --             --            154
      Current income tax benefit                            --            --          48          --             --             48
                                                     ---------     ---------   ---------   ---------      ---------      ---------

Balance at December 31, 1998                         3,291,732        16,459      13,842        (397)            22         29,926

  Comprehensive income
    Net income                                              --            --          --       1,536             --          1,536
    Other comprehensive income, net of
     tax
      Net decrease in fair value of securities
       available for sale, net of tax benefit of
       $179                                                 --            --          --          --           (289)          (289)
                                                                                                                         ---------
          Total comprehensive income                                                                                         1,247
                                                                                                                         ---------

  Common stock issued pursuant to:
    Sale of common stock                                 1,140             5          21          --             --             26

    Two-for-one stock split                          3,305,689            --          --          --             --             --

    Stock options exercised                             58,801           179         153          --             --            332
      Current income tax benefit                            --            --         235          --             --            235
                                                     ---------     ---------   ---------   ---------      ---------      ---------

Balance at December 31, 1999                         6,657,362        16,643      14,251       1,139           (267)        31,766

  Comprehensive income
    Net income                                              --            --          --       2,416             --          2,416
    Other comprehensive income, net of
     tax
      Net increase in fair value of securities
       available for sale, net of tax of $363               --            --          --          --            578            578
                                                                                                                         ---------
          Total comprehensive income                                                                                         2,994
                                                                                                                         ---------

  Common stock issued pursuant to:
    Sale of common stock                               254,567           636       1,456          --             --          2,092

    10% stock split in the form of a dividend          666,503         1,667          --      (1,672)            --             (5)

    Stock options exercised                             17,547            44          40          --             --             84
      Current income tax benefit                            --            --          19          --             --             19
                                                     ---------     ---------   ---------   ---------      ---------      ---------

Balance at December 31, 2000                         7,595,979     $  18,990   $  15,766   $   1,883      $     311      $  36,950
                                                     =========     =========   =========   =========      =========      =========

SOUTHERN COMMUNITY BANK AND TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                                         2000           1999           1998
                                                                                      ---------      ---------      ---------
                                                                                               (Amounts in thousands)
Cash Flows from Operating Activities
   Net income                                                                         $   2,416      $   1,536      $     525
                                                                                      ---------      ---------      ---------
   Adjustments to reconcile net income to net cash provided
    by operating activities:
     Depreciation and amortization                                                          628            350            132
     Provision for loan losses                                                            1,480          1,135          1,200
     Change in assets and liabilities
       Increase in other assets                                                          (2,078)          (686)        (1,920)
       Increase in other liabilities                                                      1,371            255            370
                                                                                      ---------      ---------      ---------
                                                     Total Adjustments                    1,401          1,054           (218)
                                                                                      ---------      ---------      ---------

                             Net Cash Provided by Operating Activities                    3,817          2,590            307
                                                                                      ---------      ---------      ---------

Cash Flows from Investing Activities
   (Increase) decrease in federal funds sold                                            (20,241)        14,203         (7,306)
   (Increase) decrease in interest-bearing deposits with banks                               --          2,000         (2,000)
   Purchases of:
     Available for sale investment securities                                           (18,186)       (16,318)        (7,903)
     Held to maturity investment securities                                              (9,693)        (5,035)        (7,937)
   Proceeds from maturities and calls of:
     Available for sale investment securities                                             1,884          4,503          2,500
     Held to maturity investment securities                                               3,616          1,782          2,500
   Net increase in loans                                                                (82,059)       (73,244)       (79,178)
   Purchases of bank premises and equipment                                              (5,167)        (2,875)        (2,304)
                                                                                      ---------      ---------      ---------

                                 Net Cash Used by Investing Activities                 (129,846)       (74,984)      (101,628)
                                                                                      ---------      ---------      ---------

Cash Flows from Financing Activities
   Net increase in deposits                                                             119,800         75,103         86,062
   Net increase (decrease) in federal funds purchased                                    (2,500)         2,500             --
   Net increase in borrowings                                                             6,000             --             --
   Net proceeds from issuance of common stock                                             2,195            593         18,918
   Cash paid in lieu of fractional shares                                                    (5)            --             (7)
                                                                                      ---------      ---------      ---------

                             Net Cash Provided by Financing Activities                  125,490         78,196        104,973
                                                                                      ---------      ---------      ---------

                  Net Increase (Decrease) in Cash and Cash Equivalents                     (539)         5,802          3,652

Cash and Cash Equivalents, Beginning of Year                                             11,736          5,934          2,282
                                                                                      ---------      ---------      ---------

                                Cash and Cash Equivalents, End of Year                $  11,197      $  11,736      $   5,934
                                                                                      =========      =========      =========

Supplemental Disclosures of Cash Flow Information
   Interest paid                                                                      $  14,498      $   8,391      $   4,827
   Income taxes paid                                                                      2,041            545            352

Supplemental Schedule of Noncash Investing and Financing Activities
   Increase (decrease) in fair value of securities available for sale, net of tax     $     578      $    (289)     $      10

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(1)  ORGANIZATION AND OPERATIONS

Southern Community Bank and Trust (the "Bank") was incorporated November 14, 1996 and began banking operations on November 18, 1996. The Bank is engaged in general commercial and retail banking in the Piedmont area of North Carolina, principally Forsyth and Yadkin Counties, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation. The Bank undergoes periodic examinations by those regulatory authorities. On February 2, 2001, the Bank became a member of the Federal Reserve System, but this should not have a material effect on the Bank's operations.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements include the accounts of Southern Community Bank and Trust and its wholly-owned subsidiaries, Southern Credit Services, Inc., which is engaged in the business of accounts receivable financing, Southern Investment Services, Inc., which, through an unaffiliated broker dealer, provides customers of the Bank with securities products and services and earns revenues through sharing of commissions, Southeastern Acceptance Corporation, a consumer finance company, and VCS Management, L.L.C., the managing general partner for Venture Capital Solutions L. P., a Small Business Investment Company. All intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans.

CASH EQUIVALENTS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

INVESTMENT SECURITIES

Available-for-sale securities are carried at fair value and consist of bonds and notes not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in accumulated other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Bonds and notes for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current and anticipated economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management's internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans that are collateral dependent is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if readily determinable. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which are 30 years for buildings and 3 - 10 years for furniture and equipment. Leasehold improvements are amortized over the expected terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PER SHARE DATA

Basic and diluted net income per share is computed based on the weighted average number of shares outstanding during each period after retroactively adjusting for a 5% stock dividend distributed October 15, 2001, a stock split effected in the form of a 10% stock dividend during 2000, a two-for-one stock split during 1999 and a stock split effected in the form of a 10% dividend during 1998. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Bank.

Basic and diluted net income per share have been computed based upon net income as presented in the accompanying statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

                                                                       2000          1999          1998
                                                                    ---------     ---------     ---------
        Weighted average number of common shares used in
          computing basic net income per share                      7,711,955     7,655,147     6,854,172

        Effect of dilutive stock options                              335,898       478,465       165,990
                                                                    ---------     ---------     ---------

        Weighted average number of common shares and dilutive
          potential common shares used in computing diluted net
          income per share                                          8,047,853     8,133,612     7,020,162
                                                                    =========     =========     =========


For the years ended December 31, 2000, 1999 and 1998, there were 89,000, 12,000 and 16,825 options, respectively that were antidilutive since the exercise price exceeded the average market price for the year. These common stock equivalents have been omitted from the calculation of diluted earnings per share for their respective years.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, this Statement was amended by SFAS No. 137 to defer the effective date to fiscal years beginning after June 15, 2000. The Bank adopted this Statement on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the statement of financial condition and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. This Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of this Statement on January 1, 2001 did not materially affect the Bank's financial statements.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 is a replacement of SFAS No. 125, although SFAS No. 140 carried forward most of the provisions of SFAS No. 125 without change. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitizations, retained interests, and collateral received and pledged in reverse repurchase agreements for fiscal years ending after December 15, 2000. The new statement eliminates the prior requirement to record collateral received under certain securities financing transactions and requires reclassifications in the balance sheet of assets pledged under certain conditions. The adoption of SFAS No. 140 is not expected to have a significant impact on the Bank's financial statements.

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity during a period for non-owner transactions and is divided into net income and other comprehensive income. Other comprehensive income includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. As of and for the periods presented, the sole component of other comprehensive income for the Bank has consisted of the unrealized gains and losses, net of taxes, of the Bank's available for sale securities portfolio.

SEGMENT REPORTING

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Bank's operations are entirely within the commercial banking segment, and the financial statements presented herein reflect the results of that segment. Also, the Bank has no foreign operations or customers.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(3)  INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification at December 31, 2000 and 1999:

                                                               2000
                                           --------------------------------------------
                                                         Gross       Gross
                                           Amortized   Unrealized  Unrealized    Fair
                                              Cost       Gains       Losses      Value
                                              ----       -----       ------      -----
                                                      (Amounts in thousands)
         Securities available for sale:
            U. S. Government agencies       $31,663     $   480     $    50     $32,093
            Mortgage-backed                   5,970          83           6       6,047
            Other                               865          --          --         865
                                            -------     -------     -------     -------

                                            $38,498     $   563     $    56     $39,005
                                            =======     =======     =======     =======

         Securities held to maturity:
            U. S. Government agencies       $18,535     $   196     $    34     $18,697
            Mortgage-backed                   1,709          19           6       1,722
                                            -------     -------     -------     -------

                                            $20,244     $   215     $    40     $20,419
                                            =======     =======     =======     =======

                                                               1999
                                           --------------------------------------------
                                                         Gross       Gross
                                           Amortized   Unrealized  Unrealized    Fair
                                              Cost       Gains       Losses      Value
                                              ----       -----       ------      -----
                                                      (Amounts in thousands)
         Securities available for sale:
            U. S. Government agencies       $17,575     $    --     $   283     $17,292
            Mortgage-backed                   4,630          --         151       4,479
                                            -------     -------     -------     -------

                                            $22,205     $    --     $   434     $21,771
                                            =======     =======     =======     =======

         Securities held to maturity:
            U. S. Treasury                  $   998     $     2     $    --     $ 1,000
            U. S. Government agencies        11,534          --         254      11,280
            Mortgage-backed                   1,640          --          38       1,602
                                            -------     -------     -------     -------

                                            $14,172     $     2     $   292     $13,882
                                            =======     =======     =======     =======


The amortized cost and fair values of securities available for sale and held to maturity at December 31, 2000 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

                                                   Securities Available      Securities Held
                                                         for Sale              to Maturity
                                                   --------------------    --------------------
                                                   Amortized     Fair      Amortized     Fair
                                                      Cost       Value        Cost       Value
                                                      ----       -----        ----       -----
                                                              (Amounts in thousands)
         Due within one year                        $ 5,000     $ 4,991     $ 4,000     $ 3,987
         Due after one year through five years       13,984      14,133       8,535       8,575
         Due after five years through ten years      12,679      12,969       6,000       6,135
         Due after ten years                            865         865          --          --
         Mortgage-backed securities                   5,970       6,047       1,709       1,722
                                                    -------     -------     -------     -------

                                                    $38,498     $39,005     $20,244     $20,419
                                                    =======     =======     =======     =======

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998




(3)  INVESTMENT SECURITIES (CONTINUED)

There were no sales of investment securities available for sale during 2000, 1999 or 1998.

Securities with carrying values of $5.0 million and $15.9 million and fair values of $5.0 million and $15.7 million at December 31, 2000 and 1999, respectively, were pledged to secure public monies on deposit as required by law. Additionally, at December 31, 2000, securities with carrying values of $13.8 million and fair values of $13.8 million were pledged to secure the Bank's borrowing from the FHLB, resulting in available additional borrowing capacity of $7 million at that date.

The following table sets forth certain information regarding the carrying values, weighted average yields and contractual maturities of the Bank's investment portfolio at December 31, 2000:

                                                                               Carrying Value
                                         -------------------------------------------------------------------------------------------
                                                             After           After
                                                           One Year       Five Years                       Mortgage-
                                           One Year        Through          Through        After Ten         Backed
                                           or Less        Five Years       Ten Years         Years         Securities       Total
                                           -------        ----------       ---------         -----         ----------       -----
                                                                           (Amounts in thousands)
      Securities available for sale:
        U. S. Government agencies        $    4,991      $    14,133      $   12,969      $       --      $       --     $   32,093
        Mortgage-backed                          --               --              --              --           6,047          6,047
        Other                                    --               --              --             865              --            865

      Securities held to maturity:
        U. S. Government agencies             4,000            8,535           6,000              --              --         18,535
        Mortgage-backed                          --               --              --              --           1,709          1,709
                                         ----------      -----------      ----------      ----------      ----------     ----------

              Total                      $    8,991      $    22,668      $   18,969      $      865      $    7,756     $   59,249
                                         ==========      ===========      ==========      ==========      ==========     ==========

                                                                                Average Yield
                                         -------------------------------------------------------------------------------------------
                                                             After           After
                                                           One Year       Five Years                       Mortgage-
                                           One Year        Through          Through        After Ten         Backed
                                           or Less        Five Years       Ten Years         Years         Securities       Total
                                           -------        ----------       ---------         -----         ----------       -----
                                                                           (Amounts in thousands)
      Securities available for sale:
        U. S. Government agencies              5.50%            6.46%           7.08%             --%             --%          6.56%
        Mortgage-backed                          --%              --%             --%             --%           6.54%          6.54%
        Other                                    --%              --%             --%           6.79%             --%          6.79%

      Securities held to maturity:
        U. S. Government agencies              5.44%            6.06%           6.92%             --%             --%          6.20%
        Mortgage-backed                          --%              --%             --%             --%           6.22%          6.22%
                                         ----------      -----------      ----------      ----------      ----------     ----------

              Total                            5.47%            6.31%           7.03%           6.79%           6.47%          6.44%
                                         ==========      ===========      ==========      ==========      ==========     ==========

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(4)  LOANS

Following is a summary of loans at December 31, 2000 and 1999:

                                                                  2000                                 1999
                                                    -------------------------------      -------------------------------
                                                                         Percentage                           Percentage
                                                        Amount            of Total           Amount            of Total
                                                        ------            --------           ------            --------
                                                                           (Amounts in thousands)
         Residential mortgage loans                 $       84,280           29.9%       $       65,399           32.6%
         Commercial mortgage loans                          59,410           21.0%               38,293           19.1%
         Construction loans                                 52,800           18.7%               32,427           16.2%
         Commercial and industrial loans                    60,280           21.4%               44,563           22.3%
         Loans to individuals                               25,391            9.0%               19,630            9.8%
                                                    --------------        -------        --------------        -------

                  Total                             $      282,161          100.0%       $      200,312          100.0%
                                                    ==============        =======        ==============        =======

Loans are primarily made in the Piedmont area of North Carolina, principally Forsyth and Yadkin Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

Impaired loans consist of nonaccrual loans which aggregated $276,000 and $0 at December 31, 2000 and 1999, respectively.

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management's opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their interests are submitted to the Board of Directors for approval. A summary of loans to directors and their interests follows (amounts in thousands):

         Loans to directors and officers as a group (8) at January 1, 1998                        $         4,967

            Disbursements during year ended December 31, 1998                                              10,710
            Amounts collected during year ended December 31, 1998                                          (3,419)
                                                                                                  ---------------

         Loans to directors and officers as a group (10) at December 31, 1998                              12,258

            Disbursements during year ended December 31, 1999                                               5,808
            Amounts collected during year ended December 31, 1999                                          (5,490)
                                                                                                  ---------------

         Loans to directors and officers as a group (11) at December 31, 1999                              12,576

            Disbursements during year ended December 31, 2000                                               6,875
            Amounts collected during year ended December 31, 2000                                          (7,241)
                                                                                                  ---------------

         Loans to directors and officers as a group (12) at December 31, 2000                     $        12,210
                                                                                                  ===============

At December 31, 2000, the Bank had pre-approved but unused lines of credit totaling $3.1 million to executive officers, directors and their affiliates.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(5)  ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

                                                                             2000              1999              1998
                                                                       --------------     -------------     --------------
                                                                                      (Amounts in thousands)
         Balance at beginning of period                                $        3,013     $       1,905     $          725
                                                                       --------------     -------------     --------------

         Provision charged to operations                                        1,480             1,135              1,200
                                                                       --------------     -------------     --------------

         Charge-offs                                                             (212)              (47)               (22)
         Recoveries                                                                 2                20                  2
                                                                       --------------     -------------     --------------
                      Net charge-offs                                            (210)              (27)               (20)
                                                                       --------------     -------------     --------------

         Balance at end of period                                      $        4,283     $       3,013     $        1,905
                                                                       ==============     =============     ==============


(6)  BANK PREMISES AND EQUIPMENT

Following is a summary of bank premises and equipment at December 31, 2000 and 1999:

                                                                                             2000               1999
                                                                                        --------------     ---------------
                                                                                              (Amounts in thousands)
         Land                                                                           $        2,870     $           975
         Buildings and leasehold improvements                                                    4,861               2,828
         Furniture and equipment                                                                 3,132               1,892
                                                                                        --------------     ---------------
                                                                                                10,863               5,695
         Less accumulated depreciation                                                          (1,159)               (543)
                                                                                        --------------     ---------------

                      Total                                                             $        9,704     $         5,152
                                                                                        ==============     ===============

Depreciation and amortization amounting to $616,000 in 2000, $329,000 in 1999 and $138,000 in 1998 is included in occupancy and equipment expense.


(7)  DEPOSITS

Time deposits in denominations of $100,000 or more were approximately $76.1 million and $60.7 million at December 31, 2000 and 1999, respectively. At December 31, 2000, the scheduled maturities of certificates of deposit are as follows:

                                                                        $100,000             Under
                                                                        and Over           $100,000              Total
                                                                     --------------     --------------     ---------------
                                                                                    (Amounts in thousands)
         2001                                                        $       72,755     $      163,718     $       236,473
         2002-2003                                                            3,125              5,540               8,665
         2004-2005                                                              210                 20                 230
                                                                     --------------     --------------     ---------------
         Total                                                       $       76,090     $      169,278     $       245,368
                                                                     ==============     ==============     ===============

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(8)  BORROWINGS

At December 31, 2000, the Bank had available lines of credit totaling approximately $26 million at various financial institutions for borrowing on a short-term and unsecured basis. Such lines are subject to annual renewals and are at varying interest rates.

The Bank has a line of credit for $13 million with the Federal Home Loan Bank of Atlanta, collateralized by investment securities, of which $6 million was outstanding at December 31, 2000. This advance matures in May of 2001 and bears interest at 7.04%.

The Bank has a credit facility with the Federal Reserve Bank of Richmond, secured by its loan portfolio, under which borrowings of $110 million are available. No amount was outstanding under this credit facility at December 31, 2000.


(9)  EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) RETIREMENT PLAN

The Bank maintains a 401(k) retirement plan that covers all eligible employees. The Bank matches two-thirds of employee contributions, with the Bank's contribution limited to 4% of each employee's salary. Matching contributions are funded when accrued. Matching expenses totaled approximately $117,000 in 2000, $63,000 in 1999 and $39,000 in 1998.

EMPLOYMENT AGREEMENTS

The Bank has entered into employment agreements with its chief executive officer and two other executive officers to ensure a stable and competent management base. The agreements provide for a three-year term, but the agreements may annually be extended for an additional year. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers' rights to receive certain vested rights, including compensation. In the event of a change in control of the Bank, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

TERMINATION AGREEMENTS

The Bank has entered into special termination agreements with substantially all other employees, who have completed one year of service, which provide for severance pay benefits in the event of a change in control of the Bank which results in the termination of such employee or diminished compensation, duties or benefits.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(9)  EMPLOYEE AND DIRECTOR BENEFIT PLANS (CONTINUED)

STOCK OPTION PLANS

During 1997 the Bank adopted, with stockholder approval, an Incentive Stock Option Plan (the "ISO Plan") and a Nonstatutory Stock Option Plan (the "NSO Plan"). Both plans were amended in 1998, with stockholder approval, to increase the number of shares available for grant. Each plan makes available options to purchase 770,327 shares of the Bank's common stock, for an aggregate number of common shares reserved for options of 1,540,654. The exercise price of all options granted to date is the fair value of the Bank's common shares on the date of grant. All options vest over a five-year period. All unexercised options expire ten years after the date of grant. A summary of the Bank's option plans as of and for the years ended December 31, 2000, 1999 and 1998, reflecting the effects of stock splits and dividends declared, including the 5% stock dividend declared and distributed in 2001, is as follows:

                                                                Outstanding Options                  Exercisable Options
                                                           -----------------------------        -----------------------------
                                          Shares                               Weighted                             Weighted
                                         Available                             Average                              Average
                                        for Future           Number            Exercise           Number            Exercise
                                          Grants           Outstanding          Price           Outstanding          Price
                                          ------           -----------          -----           -----------          -----
        At January 1, 1998                  11,354            661,648         $     3.82           132,334         $     3.82

          Increase shares                  726,000                 --                 --                --                 --
          Options granted/vested          (613,034)           613,034               5.55           246,061               4.90
          Options exercised                     --            (39,151)              3.93           (39,151)              3.93
          Options forfeited                 27,104            (27,104)              4.84                --                 --
                                        ----------         ----------         ----------        ----------         ----------

        At December 31, 1998               151,424          1,208,427               4.67           339,244               4.37

          Options granted/vested           (66,860)            66,860              11.43           257,670               4.93
          Options exercised                     --            (78,780)              4.21           (78,780)              4.21
          Options forfeited                 11,369            (11,369)              7.35                --                 --
                                        ----------         ----------         ----------        ----------         ----------

        At December 31, 1999                95,933          1,185,138               5.05           518,134               4.67

          Increase shares                   68,288                 --                 --                --                 --
          Options granted/vested          (109,650)           109,650               8.33           272,063               4.18
          Options exercised                     --            (18,932)              4.43           (18,932)              4.43
          Options forfeited                 31,054            (31,054)              7.73            (6,534)              7.77
                                        ----------         ----------         ----------        ----------         ----------

        At December 31, 2000                85,625          1,244,802         $     5.29           764,731         $     4.83
                                        ==========         ==========         ==========        ==========         ==========

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(9)  EMPLOYEE AND DIRECTOR BENEFIT PLANS (CONTINUED)

STOCK OPTION PLANS (CONTINUED)

The Bank has elected to follow APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock options as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with APB 25, no compensation cost is recognized by the Bank when stock options are granted because the exercise price equals the market price of the underlying common stock on the date of grant. If the Bank had used the fair value-based method of accounting for stock options as prescribed by SFAS 123, compensation cost would have increased by $497,000 in 2000, $468,000 in 1999 and $352,000 in 1998. The pro forma effects on net income and net income per common share, together with the assumptions used in estimating the fair values of options granted, are displayed below:

                                                            2000              1999              1998
                                                         ---------         ---------         ---------
                                                                     (Amounts in thousands,
                                                                     except per share data)
         Net income:
            As reported                                  $   2,416         $   1,536         $     525
            Pro forma                                        1,919             1,068               173

         Basic earnings per share:
            As reported                                  $     .31         $     .20         $     .08
            Pro forma                                          .25               .14               .03

         Diluted earnings per share:
            As reported                                  $     .30         $     .19         $     .07
            Pro forma                                          .24               .13               .02

         Assumptions in estimating option values:
            Risk-free interest rate                           5.50%             5.00%             5.50%
            Dividend yield                                    0.00%             0.00%             0.00%
            Volatility                                       23.00%            20.00%            25.00%
            Expected life                                  7 years           6 years           6 years


(10)  LEASES

The Bank leases its office space under non-cancelable operating leases. Future minimum lease payments under these leases for the years ending December 31 are as follows (amounts in thousands):

              2001                                                                            $          330
              2002                                                                                       319
              2003                                                                                       299
              2004                                                                                       313
              2005                                                                                       305
              2006 and thereafter                                                                        609
                                                                                              --------------

              Total                                                                           $        2,175
                                                                                              ==============

Total rental expense under operating leases was $352,000 in 2000, $342,000 in 1999 and $202,000 in 1998.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(11)  INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                                        2000            1999            1998
                                                                      -------         -------         -------
                                                                               (Amounts in thousands)
         Current tax provision                                        $ 1,811         $   978         $   257
         Deferred tax provision                                          (345)           (368)           (117)
                                                                      -------         -------         -------

                  Provision for income tax expense before
                    adjustment to deferred tax asset valuation
                    allowance                                           1,466             610             140

         Decrease in valuation allowance                                   --            (317)           (140)
                                                                      -------         -------         -------

                  Net provision for income taxes                      $ 1,466         $   293         $    --
                                                                      =======         =======         =======

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

                                                                             2000            1999            1998
                                                                           -------         -------         -------
                                                                                    (Amounts in thousands)
         Tax computed at the statutory federal rate                        $ 1,320         $   622         $   178
                                                                           -------         -------         -------

         Increase (decrease) resulting from:
            State income taxes, net of federal benefit                         147              63              --
            Adjustment to deferred tax asset valuation allowance                --            (317)           (140)
            Other permanent differences                                         (1)            (75)            (38)
                                                                           -------         -------         -------
                                                                               146            (329)           (178)
                                                                           -------         -------         -------

                  Provision for income taxes included in operations        $ 1,466         $   293         $    --
                                                                           =======         =======         =======

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(11)  INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2000 and 1999 are as follows:

                                                              2000            1999
                                                            -------         -------
                                                             (Amounts in thousands)
         Deferred tax assets arising from:
            Allowance for loan losses                       $ 1,594         $ 1,125
            Pre-opening costs                                    39              84
            Available for sale investment securities             --             168
                                                            -------         -------
                  Total deferred tax assets                   1,633           1,377
                                                            -------         -------

         Deferred tax liabilities arising from:
            Property and equipment                             (206)           (108)
            Loan fees and costs                                (173)           (159)
            Available for sale investment securities           (195)             --
                                                            -------         -------
                  Total deferred tax liabilities               (574)           (267)
                                                            -------         -------

                  Net recorded deferred tax asset           $ 1,059         $ 1,110
                                                            =======         =======


(12)  NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                              2000          1999          1998
                                                             ------        ------        ------
                                                                   (Amounts in thousands)
         Service charges and fees on deposit accounts        $  595        $  320        $  132
         Mortgage loan origination fees                         550           125            48
         Investment brokerage fees                              322           227             5
         SBIC management fees                                   515            --            --
         Other                                                  216           103           154
                                                             ------        ------        ------

         Total                                               $2,198        $  775        $  339
                                                             ======        ======        ======

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(12)  NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE (CONTINUED)

The major components of other non-interest expense for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                                             2000                1999               1998
                                                                        ---------------     --------------     --------------
                                                                                        (Amounts in thousands)
         Postage, printing and office supplies                          $           261     $          191     $          161
         Advertising and promotion                                                  578                434                410
         Data processing and other outsourced services                              624                537                429
         Professional services                                                      233                279                103
         Other                                                                      995                667                559
                                                                        ---------------     --------------     --------------

         Total                                                          $         2,691     $        2,108     $        1,662
                                                                        ===============     ==============     ==============


(13)  REGULATORY MATTERS

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2000 and 1999, that the Bank meets all capital adequacy requirements to which it is subject, as set forth below:

                                                                                                            Minimum To Be Well
                                                                                Minimum For Capital       Capitalized Under Prompt
                                                          Actual                 Adequacy Purposes      Corrective Action Provisions
                                                     -----------------        -----------------------   ----------------------------
      AS OF DECEMBER 31, 2000:                       Amount     Ratio         Amount            Ratio     Amount           Ratio
                                                     ------     -----         ------            -----     ------           -----
                                                                                 (Dollars in thousands)
      Total Capital (to Risk-Weighted Assets)        $40,532    13.03%        $24,885           8.00%     $31,107          10.00%
      Tier I Capital  (to Risk-Weighted Assets)       36,639    11.78%         12,441           4.00%      18,662           6.00%
      Tier I Capital (to Average Assets)              40,922    11.16%         14,667           4.00%      18,334           5.00%

      As of December 31, 1999:

      Total Capital (to Risk-Weighted Assets)        $34,681    16.40%        $16,918           8.00%     $21,148          10.00%
      Tier I Capital  (to Risk-Weighted Assets)       32,033    15.15%          8,459           4.00%      12,688           6.00%
      Tier I Capital (to Average Assets)              35,046    14.26%          9,830           4.00%      12,288           5.00%

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(14)  OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount of the Bank's exposure to off-balance sheet risk as of December 31, 2000 is as follows (amounts in thousands):

              Financial instruments whose contract amounts represent credit risk:
                Loan commitments and undisbursed lines of credit                             $        82,427
                Undisbursed standby letters of credit                                                  2,983

Late in 2000, the Bank purchased an off-balance sheet financial contract, an interest rate floor, to assist in managing interest rate risk. An interest rate floor is an option contract for which an initial premium is paid and for which no ongoing interest rate risk is present. The ability of the counter party to meet its obligation under the terms of the contract is the primary risk involved with an interest rate floor. The Bank has sought to control the credit risk associated with this instrument through a thorough analysis of the creditworthiness of the counter party.

For the interest rate floor, the notional principal amount is used to express the volume of transaction; however, the amount potentially subject to credit risk is much smaller. The Bank's direct credit exposure is limited to the net receivable amount on the transaction, which is generally paid quarterly. The carrying amount of the financial instrument used for interest rate risk management is included in other assets. The fair value is based upon quoted market prices of similar instruments. The notional amount of the interest rate floor contract held by the Bank at December 31, 2000 was $20 million. Its fair value approximated its amortized cost of $42,000 at that date.


(15)  DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-bearing deposits with banks, federal funds sold, investment securities, loans, deposit accounts, federal funds purchased and other borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998




(15)  DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         CASH AND DUE FROM BANKS, AND FEDERAL FUNDS SOLD

            The carrying amounts for cash and due from banks, and federal funds sold approximate fair value because of the short maturities of those instruments.

         INVESTMENT SECURITIES

            Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

         LOANS

            For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

         DEPOSITS

            The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

         FEDERAL FUNDS PURCHASED

            The carrying amount for federal funds purchased approximates fair value because of the short maturity of this instrument.

         BORROWINGS

            The carrying amount for borrowings approximates fair value because of the short maturity of this instrument.

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

            With regard to financial instruments with off-balance sheet risk discussed in Note 14, it is not practicable to estimate the fair value of future financing commitments. The fair value of the interest rate floor, which approximated amortized cost at December 31, 2000, was determined by reference to quoted prices of similar instruments.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


(15)  DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and estimated fair values of the Bank's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2000 and 1999:

                                       2000                     1999
                               ---------------------    ----------------------
                               Carrying    Estimated    Carrying     Estimated
                                Amount     Fair Value    Amount      Fair Value
                               --------    ---------    --------     ---------
                                          (Amounts in thousands)
Financial assets:
   Cash and due from banks     $ 11,197     $ 11,197     $ 11,736     $ 11,736
   Federal funds sold            21,045       21,045          804          804
   Investment securities         59,249       59,424       35,943       35,653
   Loans                        277,878      278,800      197,299      198,100
Financial liabilities:
   Deposits                     338,753      341,600      218,953      220,300
   Federal funds purchased           --           --        2,500        2,500
   Borrowings                     6,000        6,000           --           --

SOUTHERN COMMUNITY BANK AND TRUST
CONSOLIDATED BALANCE SHEETS

                                                                                         September 30,
                                                                                              2001           December 31,
                                                                                          (Unaudited)            2000*
                                                                                         -------------      -------------
                                                                                            (Amounts in thousands,
ASSETS                                                                                        except share data)
Cash and due from banks                                                                     $ 12,005          $ 11,197
Federal funds sold                                                                             3,129            21,045
Investment securities (Note 2)
   Available for sale, at fair value                                                          34,574            39,005
   Held to maturity, at amortized cost                                                        43,245            20,244
Loans (Note 3)                                                                               331,707           282,161
Allowance for loan losses (Note 3)                                                            (4,979)           (4,283)
                                                                                            --------          --------

          Net Loans                                                                          326,728           277,878

Bank premises and equipment (Note 4)                                                          11,128             9,704
Other assets                                                                                   8,703             4,954
                                                                                            --------          --------

          Total Assets                                                                      $439,512          $384,027
                                                                                            ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
   Demand                                                                                   $ 25,676          $ 26,645
   Money market and NOW                                                                       93,999            66,740
   Time (Note 5)                                                                             239,409           245,368
                                                                                            --------          --------

          Total Deposits                                                                     359,084           338,753

Short-term borrowings (Note 6)                                                                11,000             6,000
Long-term debt (Note 6)                                                                       25,000                 -
Other liabilities                                                                              2,191             2,324
                                                                                            --------          --------

          Total Liabilities                                                                  397,275           347,077
                                                                                            --------          --------

Stockholders' Equity (Notes 8 and 10)
   Common stock, $2.50 par value, 20,000,000 shares authorized;
      7,958,288 and 7,595,979 shares issued and outstanding                                   19,896            18,990
   Additional paid-in capital                                                                 17,752            15,766
   Retained earnings                                                                           3,585             1,883
   Accumulated other comprehensive income                                                      1,004               311
                                                                                            --------          --------

          Total Stockholders' Equity                                                          42,237            36,950
                                                                                            --------          --------

Commitments (Notes 3 and 4)
          Total Liabilities and
          Stockholders' Equity                                                              $439,512          $384,027
                                                                                            ========          ========


*    Derived from audited financial statements


See accompanying notes.

SOUTHERN COMMUNITY BANK AND TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                                                      Nine Months Ended
                                                        September 30,
                                                 -------------------------
                                                   2001           2000
                                                 ----------     ----------
                                               (Amounts in thousands, except
                                                  share and per share data)
Interest Income
    Loans                                        $   20,125     $   16,566
    Investment securities available for sale          1,805          1,192
    Investment securities held to maturity            1,497            605
    Federal funds sold                                  540            486
                                                 ----------     ----------

                Total Interest Income                23,967         18,849
                                                 ----------     ----------

Interest Expense
    Money market and NOW deposits                     1,752          1,406
    Time deposits                                    11,826          8,598
    Borrowings                                          581            245
                                                 ----------     ----------

                Total Interest Expense               14,159         10,249
                                                 ----------     ----------

                Net Interest Income                   9,808          8,600

Provision for Loan Losses (Note 3)                    1,500          1,130
                                                 ----------     ----------

                Net Interest Income After
                Provision for Loan Losses             8,308          7,470
                                                 ----------     ----------

Non-Interest Income (Note 7)                          2,617          1,550
                                                 ----------     ----------

Non-Interest Expense
    Salaries and employee benefits                    4,168          3,180
    Occupancy and equipment                           1,525          1,034
    Other (Note 7)                                    2,611          1,967
                                                 ----------     ----------

                Total Non-Interest Expense            8,304          6,181
                                                 ----------     ----------

                Income Before Income Taxes            2,621          2,839

Income Tax Expense                                      919          1,072
                                                 ----------     ----------

                Net Income                       $    1,702     $    1,767
                                                 ==========     ==========

Net Income Per Share (Note 8)
    Basic                                        $      .21     $      .23
    Diluted                                             .20            .22

Weighted Average Shares Outstanding
    Basic                                         8,273,358      7,703,310
    Diluted                                       8,538,854      8,040,494


See accompanying notes.

SOUTHERN COMMUNITY BANK AND TRUST
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)


                                                                                                      Accumulated
                                                                           Additional                    Other          Total
                                                     Common Stock            Paid-in       Retained   Comprehensive  Stockholders'
                                               -----------------------
                                                 Shares        Amount        Capital       Earnings   Income (Loss)    Equity
                                               ---------     ---------     ---------     ---------    ------------    ---------
                                                             (Amounts in thousands, except share data)

Balance at December 31, 2000                   7,595,979     $  18,990     $  15,766     $   1,883     $     311      $  36,950

Comprehensive income
  Net income                                          --            --            --         1,702            --          1,702
  Other comprehensive income, net of tax
  Net increase in fair value of securities
    available for sale, net of tax                    --            --            --            --           693            693
                                                                                                                      ---------

      Total comprehensive income                                                                                          2,395
                                                                                                                      ---------

Common stock issued pursuant to:
  Sale of common stock                           344,118           860         1,951            --            --          2,811

  Stock options exercised                         18,191            46            35            --            --             81
                                               ---------     ---------     ---------     ---------     ---------      ---------

Balance at September 30, 2001                  7,958,288     $  19,896     $  17,752     $   3,585     $   1,004      $  42,237
                                               =========     =========     =========     =========     =========      =========



Balance at December 31, 1999                   6,657,362     $  16,643     $  14,251     $   1,139     $    (267)     $  31,766

Comprehensive income
  Net income                                          --            --            --         1,767            --          1,767
  Other comprehensive income, net of tax
  Net increase in fair value of securities
    available for sale, net of tax                    --            --            --            --           136            136
                                                                                                                      ---------

      Total comprehensive income                                                                                          1,903
                                                                                                                      ---------

Common stock issued pursuant to:
    Stock options exercised                       13,854            35            32            --            --             67
                                               ---------     ---------     ---------     ---------     ---------      ---------

Balance at September 30, 2000                  6,671,216     $  16,678     $  14,283     $   2,906     $    (131)     $  33,736
                                               =========     =========     =========     =========     =========      =========


See accompanying notes.

SOUTHERN COMMUNITY BANK AND TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                                        Nine Months Ended
                                                                                           September 30,
                                                                                      ----------------------
                                                                                        2001          2000
                                                                                      --------      --------
                                                                                      (Amounts in thousands)
Cash Flows from Operating Activities
   Net income                                                                         $  1,702      $  1,767
                                                                                      --------      --------
   Adjustments to reconcile net income to net cash provided
     by operating activities:
      Depreciation and amortization                                                        737           422
      Provision for loan losses                                                          1,500         1,130
      Changes in assets and liabilities:
        Increase in other assets                                                        (2,186)       (2,170)
        Increase (decrease) in other liabilities                                          (133)        1,330
                                                                                      --------      --------

                          Total Adjustments                                                (82)          712
                                                                                      --------      --------

                          Net Cash Provided by Operating Activities                      1,620         2,479
                                                                                      --------      --------

Cash Flows from Investing Activities
   (Increase) decrease in federal funds sold                                            17,916       (17,060)
   Purchases of:
      Available-for-sale investment securities                                          (2,061)      (10,509)
      Held-to-maturity investment securities                                           (35,000)       (2,693)
   Proceeds from maturities and calls of:
      Available-for-sale investment securities                                           7,622         1,104
      Held-to-maturity investment securities                                            11,996         1,455
   Net increase in loans                                                               (50,350)      (65,670)
   Purchases of bank premises and equipment                                             (2,158)       (3,333)
   Increase in other assets                                                             (2,000)           --
                                                                                      --------      --------

                          Net Cash Used by Investing Activities                        (54,035)      (96,706)
                                                                                      --------      --------

Cash Flows from Financing Activities
   Net increase in deposits                                                             20,331        89,177
   Net increase (decrease) in federal funds purchased                                    1,000        (2,500)
   Net increase in other borrowings                                                     29,000         6,000
   Net proceeds from issuance of common stock                                            2,892            67
                                                                                      --------      --------

                          Net Cash Provided by Financing Activities                     53,223        92,744
                                                                                      --------      --------

                          Net Increase (Decrease) in Cash and Cash Equivalents             808        (1,483)

Cash and Cash Equivalents, Beginning of Year                                            11,197        11,736
                                                                                      --------      --------

                          Cash and Cash Equivalents, End of Year                      $ 12,005      $ 10,253
                                                                                      ========      ========

Supplemental Disclosures of Cash Flow Information
   Interest paid                                                                      $ 14,342      $  9,984
   Income taxes paid                                                                     1,421         1,504

Supplemental Schedule of Noncash Investing and Financing Activities
   Increase (decrease) in fair value of securities available for sale, net of tax     $    693      $    136


See accompanying notes.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001


NOTE 1 - BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Southern Community Bank and Trust and its wholly owned subsidiaries, Southern Credit Services, Inc., which is engaged in the business of accounts receivable financing, Southern Investment Services, Inc., which, through an unaffiliated broker dealer, provides customers of the Bank with securities products and services and earns revenues through sharing of commissions, Southeastern Acceptance Corporation, a consumer finance company, and VCS Management, LLC, the managing general partner for Venture Capital Solutions L. P., a Small Business Investment Company. All intercompany transactions and balances have been eliminated in consolidation. In management's opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three and nine month periods ended September 30, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the amounts of income and expense during the reporting period. Actual results could differ from those estimates. Operating results for the three-month and nine-month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001.

The organization and business of Southern Community Bank and Trust (the "Bank"), accounting policies followed by the Bank and other relevant information are contained in the notes to the financial statements filed as part of the Bank's 2000 annual report on Form 10-K. This quarterly report should be read in conjunction with such annual report.


NOTE 2 - INVESTMENT SECURITIES

The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting market value of securities at the dates indicated:

                                                                         Gross             Gross
                                                    Amortized         Unrealized        Unrealized          Market
                                                      Cost               Gains            Losses             Value
                                                    ---------         ----------        ----------          ------
                                                                       (Dollars in thousands)
SEPTEMBER 30, 2001
Securities available for sale:
     U.S. Government agencies                         $25,168           $ 1,444           $    --           $26,612
     Mortgage-backed securities                         4,843               193                --             5,036
     Other                                              2,926                --                --             2,926
                                                      -------           -------           -------           -------

                                                      $32,937           $ 1,637           $    --           $34,574
                                                      =======           =======           =======           =======

   Securities held to maturity:
     U.S. Government agencies                         $42,000           $ 1,091           $    --           $43,091
     Mortgage-backed                                    1,245                37                --             1,282
                                                      -------           -------           -------           -------

                                                      $43,245           $ 1,128           $    --           $44,373
                                                      =======           =======           =======           =======

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001


NOTE 2 - INVESTMENT SECURITIES (CONTINUED)

                                                                       Gross             Gross
                                                    Amortized       Unrealized        Unrealized          Market
                                                      Cost             Gains            Losses             Value
                                                   ----------       ----------        ----------          --------
                                                                       (Dollars in thousands)
DECEMBER 31, 2000
Securities available for sale:
     U.S. Government agencies                          $31,663       $   480            $    50            $32,093
     Mortgage-backed securities                          5,970            83                  6              6,047
     Other                                                 865            --                 --                865
                                                       -------       -------            -------            -------

                                                       $38,498       $   563            $    56            $39,005
                                                       =======       =======            =======            =======

   Securities held to maturity:
     U.S. Government agencies                          $18,535       $   196            $    34            $18,697
     Mortgage-backed                                     1,709            19                  6              1,722
                                                       -------       -------            -------            -------

                                                       $20,244       $   215            $    40            $20,419
                                                       =======       =======            =======            =======


NOTE 3 - LOANS

Following is a summary of loans at each of the balance sheet dates presented:

                                                                      At September 30,          At December 31,
                                                                     --------------------     -------------------
                                                                            2001                     2000
                                                                     --------------------     -------------------
                                                                                 Percent                  Percent
                                                                      Amount     of Total      Amount     of Total
                                                                     --------    --------     --------    -------
                                                                                (Dollars in thousands)

Residential mortgage loans                                           $ 94,539      28.5%      $ 84,280      29.9%
Commercial mortgage loans                                              80,312      24.2%        59,410      21.0%
Construction loans                                                     60,776      18.3%        52,800      18.7%
Commercial and industrial loans                                        70,612      21.3%        60,280      21.4%
Loans to individuals                                                   25,468       7.7%        25,391       9.0%
                                                                     --------     ------      --------     ------

Subtotal                                                              331,707     100.0%       282,161     100.0%
                                                                                  ======                   ======

Less:  Allowance for loan losses                                        4,979                    4,283
                                                                     --------                 --------

Net loans                                                            $326,728                 $277,878
                                                                     ========                 ========

Loan commitments at September 30, 2001 include commitments to extend credit of $27.0 million and amounts available under home equity credit lines, other credit lines and standby letters of credit of $25.6 million, $41.0 million and $3.2 million, respectively.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001


NOTE 3 - LOANS (CONTINUED)

An analysis of the allowance for loan losses for the nine months ended September 30, 2000 and 2001 follows:

                                                 2001           2000
                                               -------        -------
                                               (Amounts in thousands)

         Balance at beginning of period        $ 4,283        $ 3,013
                                               -------        -------

         Provision charged to operations         1,500          1,130
                                               -------        -------

         Charge-offs                              (832)          (167)
         Recoveries                                 28             --
                                               -------        -------
         Net charge-offs                          (804)          (167)
                                               -------        -------

         Balance at end of period              $ 4,979        $ 3,976
                                               =======        =======


NOTE 4 - COMMITMENTS TO ACQUIRE PROPERTY AND EQUIPMENT

The Bank has committed to the construction of a new headquarters and a new branch office. The new headquarters will be a 27,000 square foot facility to be built at a construction cost to the Bank of approximately $2.8 million on land for which the Bank paid $400,000, and will be located at 4605 Country Club Road, Winston-Salem, North Carolina. The new branch will be a 7,700 square foot facility to be built at a construction cost to the Bank of $950,000 on land for which the Bank paid $500,000, and will be located at 1207 South Main Street, Kernersville, North Carolina, replacing the Bank's existing Kernersville branch.


NOTE 5 - TIME DEPOSITS

Time deposits in denominations of $100,000 or more were approximately $92.1 million and $76.1 million at September 30, 2001 and December 31, 2000, respectively.


NOTE 6 - BORROWINGS

Advances from the Federal Home Loan Bank of Atlanta outstanding at September 30, 2001 and December 31, 2000 are as follows:

                                                   Interest              September 30,           December 31,
                    Maturity                         Rate                    2001                     2000
                    --------                         ----                    ----                     ----
                                                                                  (dollars in thousands)

                May 3, 2001                         7.04%                  $    --                  $ 6,000
                July 11, 2002                       4.15%                   10,000                       --
                June 6, 2003                        4.84%                   10,000                       --
                June 1, 2004                        5.35%                   10,000                       --
                September 19, 2011                  4.43%                    5,000                       --
                                                                           -------                  -------
                                                                           $35,000                  $ 6,000
                                                                           =======                  =======

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001


NOTE 6 - BORROWINGS (CONTINUED)

In addition to the above advances, the Bank has lines of credit of $24.0 million from various correspondent banks to purchase federal funds sold on a short-term basis, with $1.0 million outstanding at September 30, 2001.

Aggregate borrowings at September 30, 2001 amounted to $36.0 million, including $11.0 million that is due within one year and classified as short-term borrowings and $25.0 million due after one year that is classified as long-term debt in the accompanying balance sheet.

Under collateral agreements with the Federal Home Loan Bank at September 30, 2001, advances are secured both by loans with a market value of $27.7 million and pledged investment securities with a market value of $25.9 million.


NOTE 7 - NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income are as follows:

                                                   Three Months Ended         Nine Months Ended
                                                       September 30,             September 30,
                                                   -------------------       -------------------
                                                    2001         2000         2001         2000
                                                   ------       ------       ------       ------
                                                                  (Amounts in thousands)

Service charges and fees on deposit accounts       $  224       $  141       $  630       $  425
Income from mortgage operations                       235          137          764          384
Investment brokerage fees                              78           63          144          246
SBIC management fees                                  139          167          426          342
Income from derivative                                 --           --          383           --
Other                                                 108           62          270          153
                                                   ------       ------       ------       ------

                                                   $  784       $  570       $2,617       $1,550
                                                   ======       ======       ======       ======

The major components of other non-interest expense are as follows:

                                                    Three Months Ended         Nine Months Ended
                                                       September 30,             September 30,
                                                    -------------------       -------------------
                                                     2001         2000         2001         2000
                                                    ------       ------       ------       ------
                                                                 (Amounts in thousands)
Postage, printing and office supplies               $   74       $   64       $  258       $  185
Advertising and promotion                              110          137          367          415
Data processing and other outsourced services          225          148          677          414
Professional services                                   71           50          208          129
Other                                                  388          286        1,101          824
                                                    ------       ------       ------       ------
                                                    $  868       $  685       $2,611       $1,967
                                                    ======       ======       ======       ======

NOTE 8 - NET INCOME PER SHARE

Basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during the period. Diluted net income per share includes the dilutive effect of stock options outstanding during the period. Net income per share for the three and nine month periods ended September 30, 2001 and 2000 has been adjusted to reflect a 5% stock dividend declared August 23, 2001 which was distributed on October 15, 2001.

SOUTHERN COMMUNITY BANK AND TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001


NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, this Statement was amended by Statement No. 137 to defer the effective date to fiscal years beginning after June 15, 2000. The Bank adopted this Statement on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. This Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as fair value hedges with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of this Statement on January 1, 2001 did not materially affect the Bank's financial statements.

Late in 2000, the Bank purchased an off-balance sheet financial contract, an interest rate floor, to assist in managing interest rate risk. An interest rate floor is an option contract for which an initial premium is paid and for which no ongoing interest rate risk is present. The ability of the counter party to meet its obligation under the terms of the contract is the primary risk involved with an interest rate floor. The Bank has sought to control the credit risk associated with this instrument through a thorough analysis of the creditworthiness of the counter party. For the interest rate floor, the notional principal amount is used to express the volume of transaction; however, the amount potentially subject to credit risk is much smaller. The Bank's direct credit exposure is limited to the net receivable amount on the transaction, which is generally paid quarterly. The notional amount of the interest rate floor contract held by the Bank at December 31, 2000 was $20 million. Its fair value approximated its amortized cost of $42,000 at December 31, 2000. The Bank recognized income aggregating $393,000 on this floor contract in the nine months ended September 30, 2001, including a gain realized upon its disposal in a sale to the original counter party.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 requires that all intangible assets, including goodwill that results from business combinations, be periodically (at least annually) evaluated for impairment, with any resulting impairment loss being charged against earnings. Also, under SFAS No. 142, goodwill resulting from any business combination accounted for according to SFAS No. 141 will not be amortized, and the amortization of goodwill related to business combinations entered into prior to June 30, 2001 will be discontinued effective, for the Bank, January 1, 2002. The adoption of the provisions of SFAS No. 141 and SFAS No. 142 effective January 1, 2002, is not expected to affect the Bank's financial statements.

NOTE 10 - HOLDING COMPANY

Effective October 1, 2001, Southern Community Bank and Trust became a wholly owned subsidiary of Southern Community Financial Corporation, a newly formed financial holding company. The stockholders of Southern Community Bank and Trust received one share of common stock of Southern Community Financial Corporation for every one share of common stock of Southern Community Bank and Trust owned in a share exchange that accomplished the conversion to a financial holding company structure.

------------------------------------------------------
------------------------------------------------------

  YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND OUR UNDERWRITER HAS NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

  WE ARE NOT, AND OUR UNDERWRITER IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

  YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

                            ------------------------

                               TABLE OF CONTENTS

Prospectus Summary....................    1
Summary Consolidated Financial Data...    9
Risk Factors..........................   11
Special Note Regarding Forward-Looking
  Statements..........................   16
Use of Proceeds.......................   17
Price Range of Common Stock and
  Dividends...........................   17
Accounting Treatment..................   18
Capitalization........................   19
Selected Consolidated Financial
  Information and Other Data..........   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   36
Supervision and Regulation............   53
Management............................   59
Description of the Trust..............   62
Description of the Convertible
  Preferred Securities................   63
Description of the Convertible Junior
  Subordinated Debentures.............   78
Description of the Guarantee..........   86
Relationship Among the Convertible
  Preferred Securities, the
  Convertible Debentures and the
  Guarantee...........................   89
Book-Entry Issuance...................   90
Description of Capital Stock..........   92
Certain Federal Income Tax
  Consequences........................   93
ERISA Considerations..................   99
Underwriting..........................   99
Legal Matters.........................  101
Experts...............................  101
Where You Can Find Information........  101
Documents Incorporated by Reference...  102
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                  $15,000,000

                               SOUTHERN COMMUNITY
                                CAPITAL TRUST I

                                % CUMULATIVE CONVERTIBLE
                           TRUST PREFERRED SECURITIES

 (LIQUIDATION AMOUNT $10 PER CONVERTIBLE PREFERRED SECURITY) FULLY, IRREVOCABLY
  AND UNCONDITIONALLY GUARANTEED ON A SUBORDINATED BASIS, AS DESCRIBED IN THIS
                                 PROSPECTUS, BY

                [SOUTHERN COMMUNITY FINANCIAL CORPORATION LOGO]

                            ------------------------

                              --------------------
                                   PROSPECTUS
                              --------------------

                            [RYAN, BECK & CO. LOGO]

                                          , 2002
------------------------------------------------------
------------------------------------------------------

                                     PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The expenses in connection with the offering described in this registration statement which will be paid by Southern Community Financial Corporation are set forth in the chart below. With the exception of the filing fees for the Securities and Exchange Commission and National Association of Securities Dealers, Inc., all amounts shown are estimates.

                                                                       AMOUNT
                                                                    -----------

SEC registration fee ...........................................    $  4,312.50

NASD filing fee ................................................       2,225.00


Nasdaq National Market listing fee .............................      78,000.00


Trustee fees and expenses ......................................      18,500.00

Legal fees and expenses ........................................     137,500.00

Accounting fees and expenses ...................................      50,000.00

Printing and mailing expenses ..................................      10,000.00

Miscellaneous ..................................................      20,000.00
                                                                    -----------

TOTAL ..........................................................    $320,537.50
                                                                    ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The North Carolina Business Corporation Act permits, and in some cases requires, corporations to indemnify officers, directors, agents and employees who have been, or are threatened to be, made a party to litigation. The indemnification applies to judgements, fines, settlements and reasonable expenses under certain circumstances. Under the North Carolina Business Corporation Act, reasonable expenses incurred by a director or officer may be paid or reimbursed by us before a final conclusion of the proceeding, after we receive certain assurances from the director or officer. Specifically, the director or officer must provide to us a written statement of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification. The other assurance we must receive is a written undertaking, by or on behalf of the director or officer, to repay the amount reimbursed if it is ultimately determined that the director or officer is not entitled to indemnification by us. If a director or officer is wholly successful in defending the proceeding in which he or she is a party, the North Carolina Business Corporation Act requires us to indemnify him or her against reasonable expenses incurred in connection with the proceeding if he or she is named as a defendant as a result of being one of our directors or officers. Our Articles of Incorporation provide that we shall indemnify our directors and executive officers to the fullest extent permitted by North Carolina Business Corporation Act.

      The North Carolina Business Corporation Act allows a corporation to provide that its directors shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for (i) acts or omissions not made in good faith that the director at the time of breach knew or believed were in conflict with the best interests of the Corporation; (ii) any liability under
Section 55-8-33 of the Business Corporation Act (unlawful distributions); or
(iii) any transaction from which the director derived an improper personal benefit (which does not include a director's compensation or other incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of the Corporation). Our Articles of Incorporation include such a provision.

      We have purchased director and officer liability insurance that insures our directors and officers against liabilities in connection with the performance of their duties.

      Under the trust agreement of Southern Community Capital Trust I, we will agree to indemnify each of the trustees, or any predecessor trustee, of the trust. We will also agree to hold each of the trustees harmless against any loss, damage, claim, liability or expense incurred without negligence or bad faith on the part of the trust, that arises out of or in connection with the acceptance or administration of the trust agreement. The indemnification includes the costs and expenses incurred by the trust in defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the trust agreement.

ITEM 16. EXHIBITS.

REGULATION S-K


EXHIBIT NUMBER               DOCUMENT
--------------               --------
1                            Form of Underwriting Agreement (incorporated
                             by reference to the Registration Statement on
                             Form S-2 dated November 28, 2001)

4.1                          Form of Indenture with respect to Southern
                             Community Financial Corporation's ______%
                             Convertible Junior Subordinated Debentures
                             (incorporated by reference to the Registration
                             Statement on Form S-2 dated November 28, 2001)

4.2                          Form of _____% Convertible Junior Subordinated
                             Debenture (incorporated by reference to the Registration Statement on Form S-2 dated
                             November 28, 2001)

4.3                          Certificate of Trust of Southern Community
                             Capital Trust I (incorporated by reference to the Registration Statement on Form S-2 dated
                             November 28, 2001)

4.4                          Form of Trust Agreement of Southern Community
                             Capital Trust I (incorporated by reference to the Registration Statement on Form S-2 dated
                             November 28, 2001)

4.5                          Form of Amended and Restated Trust Agreement of
                             Southern Community Capital Trust I (incorporated by reference to the Registration Statement on Form S-2 dated November 28, 2001)

4.6                          Form of Certificate for ______% Trust
                             Preferred Security of Southern Community
                             Capital Trust I

4.7                          Form of Guarantee Agreement for Southern Community
                             Capital Trust I (incorporated by reference to the Registration Statement on Form S-2 dated November
                             28, 2001)

4.8                          Form of Agreement as to Expenses and
                             Liabilities (incorporated by reference to the Registration Statement on Form S-2 dated
                             November 28, 2001)

5.1 Opinion of Maupin Taylor & Ellis, P.A., as to the validity of the Guarantee, the issuance of the _____% Convertible Subordinated Debentures to be issued by Southern Community Capital
                             Trust I and the common stock to be issued upon conversion of the convertible preferred securities

5.2 Opinion of Richards, Layton & Finger as to the enforceability of the Trust Agreement and Trust
                             Preferred Securities to be issued by

                             Southern Community Capital Trust I (incorporated by reference to the Registration Statement on Form S-2 dated November 28, 2001)

8.1                          Tax Opinion of Maupin Taylor & Ellis, P. A.

10.1                         Incentive Stock Option Plan of Southern
                             Community Financial Corporation

10.2                         Non-Statutory Stock Option Plan of Southern
                             Community Financial Corporation

12.1                         Statements re: calculation of ratios
                             (incorporated by reference to the Registration
                             Statement on Form S-2 dated November 28, 2001)

13.1                         Annual Report for the year ended December 31,
                             2000 (incorporated by reference to the
                             Registration Statement on Form S-2 dated
                             November 28, 2001)

13.2                         Quarterly Report on Form 10Q for the quarter ended
                             March 31, 2001 (incorporated by reference to the Registration Statement on Form S-2 dated November
                             28, 2001)

13.3                         Quarterly Report on Form 10Q for the quarter ended
                             June 30, 2001 (incorporated by reference to the Registration Statement on Form S-2 dated November
                             28, 2001)

13.4                         Quarterly Report on Form 10Q for the quarter ended
                             September 30, 2001 (incorporated by reference to the Registration Statement on Form S-2 dated
                             November 28, 2001)

13.5                         Proxy Statement for 2001 Annual Meeting of
                             Shareholders

23.1                         Consent of Dixon Odom PLLC

23.2 Consent of Maupin Taylor & Ellis, P.A. (set forth in Exhibit 5.1 to this Registration
                             Statement)

23.3 Consent of Richards, Layton & Finger (set forth in Exhibit 5.2 to the Registration
                             Statement on Form S-2 dated November 28, 2001)

24 Power of Attorney (included on signature page to the Registration Statement on Form S-2 dated November 28, 2001)

25.1                         Form T-1: Statement of Eligibility of
                             Wilmington Trust Company to act as trustee under the Indenture (incorporated by reference to the Registration Statement on Form S-2 dated November 28, 2001)

25.2                         Form T-1: Statement of Eligibility of
                             Wilmington Trust Company to act as trustee under the Trust Agreement (incorporated by reference to the Registration Statement on Form S-2 dated November 28, 2001)

25.3                         Form T-1: Statement of Eligibility of Wilmington
                             Trust Company to act as trustee under the Guarantee
                             Agreement for Southern Community Capital Trust I
                             (incorporated by reference to the Registration
                             Statement on Form S-2 dated November 28, 2001)



ITEM 17. UNDERTAKINGS.

Each of the undersigned registrants hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

            (b) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective Registration Statement; and

            (c) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering;




      4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to Item 15 of this registration statement, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, Southern Community Financial Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment Number One to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on January 10, 2002.


                                     SOUTHERN COMMUNITY FINANCIAL
                                     CORPORATION

                                     By: /s/ Richard M. Cobb
                                         ------------------------------
                                     Richard M. Cobb, Executive Vice President
                                     and Chief Financial Officer










         SIGNATURE                    TITLE                      DATE
         ---------                    -----                      ----


                                 Chairman of the Board      __________, 2002
-------------------------
C.J. Ramey

/s/ Don Gray Angell*             Vice Chairman of the Board January 10, 2002
-------------------------
Don Gray Angell



/s/ F. Scott Bauer               President and Chief
-------------------------        Executive Officer
F. Scott Bauer                                              January 10, 2002


/s/ Richard M. Cobb              Executive Vice President
-------------------------        and Chief Financial
Richard M. Cobb                  Officer                    January 10, 2002



/s/ Matthew G. Gallins*          Director
-------------------------
Matthew G. Gallins                                          January 10, 2002


/s/ Billy D. Prim*               Director
-------------------------
Billy D. Prim                                               January 10, 2002


/s/ Annette Scippio*             Director
-------------------------
Annette Scippio                                             January 10, 2002


/s/ Durward A. Smith, Jr.*       Director
-------------------------
Durward A. Smith, Jr.                                       January 10, 2002


/s/ William G. Ward*             Director
-------------------------
William G. Ward                                             January 10, 2002



/s/ Anthony H. Watts*            Director
-------------------------
Anthony H. Watts                                            January 10, 2002


-------------------------        Director
James G. Chrysson                                           __________, 2002


/s/ Dianne M. Neal*              Director
-------------------------
Dianne M. Neal                                              January 10, 2002



/s/ Nolan G. Brown*              Director
-------------------------
Nolan G. Brown                                              January 10, 2002




* Pursuant to Power of Attorney contained in the Registration Statement on Form S-2 dated November 28, 2001 .

      Pursuant to the requirements of the Securities Act of 1933, Southern Community Capital Trust I certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment Number One to the Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina on January 10, 2002.


                                       SOUTHERN COMMUNITY CAPITAL TRUST I

                                       By: /s/ Richard M. Cobb
                                           ------------------------------------
                                       Richard M. Cobb, Administrative
                                       Trustee


      Pursuant to the requirements of the Securities Act of 1933, this Amendment Number One to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




         SIGNATURE                    TITLE                      DATE
         ---------                    -----                      ----
/s/ F. Scott Bauer            Administrative Trustee     January 10, 2002
-------------------------
F. Scott Bauer


/s/ Richard M. Cobb           Administrative Trustee     January 10, 2002
-------------------------
Richard M. Cobb


/s/ Jeff T. Clark             Administrative Trustee     January 10, 2002
-------------------------
Jeff T. Clark